As filed with the Securities and Exchange Commission on March 29, 2002
Registration Number 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AECOM MERGER CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	8711	75-2988014
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number)	Identification No.)

555 South Flower Street, Suite 3700
Los Angeles, California 90071
(213) 593-8000
(Address of principal executive offices, including zip code and telephone number)

Joseph A. Incaudo
Executive Vice President and Chief Financial Officer
AECOM Technology Corporation
555 South Flower Street, Suite 3700
Los Angeles, California 90071
(213) 593-8000
(Name, address and telephone number of agent for service)

Copies to:

Richard A. Boehmer, Esq.	J. Scott Hodgkins, Esq.
O’Melveny & Myers LLP	Latham & Watkins
400 South Hope Street	633 West 5th Street, Suite 4000
Los Angeles, California 90071-2899	Los Angeles, California 90071
Telephone: (213) 430-6643	Telephone: (213) 485-1234
Fax: (213) 430-6407	Fax: (213) 891-8763

        Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Class B Common Stock, $.01 par value	$230,000,000	$21,160

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (Subject to Completion)
Issued                        , 2002

        Shares

CLASS B COMMON STOCK

AECOM Technology Corporation is offering                  shares of its class B common stock. This is our initial public offering and no public market currently exists for our shares. We estimate that the initial public offering price will be between $         and $          per share.

We are applying to have our class B common stock traded on The New York Stock Exchange under the symbol “AEO.”

Investing in our class B common stock involves risks. See “Risk Factors” beginning on page 5.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to AECOM
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional              shares of class B common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                  , 2002.

MORGAN STANLEY                                                                                                                                                                                                 CREDIT SUISSE FIRST BOSTON

LEHMAN BROTHERS
BANC OF AMERICA SECURITIES LLC
BEAR, STEARNS & CO. INC.

                    , 2002
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

        In this prospectus, we use the terms AECOM, we, us and our to refer to AECOM Technology Corporation together with our subsidiaries, prior to our merger with a wholly owned subsidiary of AECOM Merger Corporation. We will also use such terms upon completion of the merger to mean the surviving corporation, which will change its name to AECOM Technology Corporation. We have filed a Registration Statement on Form S-4 in connection with the merger. We use the term class A common stock to refer to our class A-1, class A-2 and class A-3 common stock. Our certificate of incorporation provides for a conversion of class A-1, class A-2 and class A-3 common stock into class B common stock upon the expiration of the applicable restriction periods. We use the term common stock to refer to both our class A and class B common stock.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

        All information in this offering assumes that the merger described under the caption “The Merger and the Tender Offer” is completed before the completion of this offering. We may choose not to proceed with this offering if the merger is not completed.

        We have not taken any action to permit a public offering of shares of our common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who have come into possession of this prospectus must inform themselves about and observe restrictions relating to the offering of shares of our common stock and the distribution of this prospectus outside of the United States.

        Until             , 2002, 25 days after the date of this prospectus, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before buying shares in this offering. You should read the entire prospectus carefully, especially the information under “Risk Factors.”

AECOM Technology Corporation

Overview

        We are a worldwide leader in providing a broad range of technical professional services to government agencies and large corporations. We have built leading positions based on revenues in a number of industry sectors and strategic geographic markets through a global network of more than 25 major operating offices and 14,200 employees. Our revenues have increased from $724.5 million in fiscal 1997 to $859.5 million in fiscal 1998, $994.4 million in fiscal 1999, $1,401.7 million in fiscal 2000 and $1,529.7 million in fiscal 2001, which equals a compounded annual growth rate of 20.5%.

        Our technical professional services include consulting and design services and program and construction management, as well as outsourced technical staffing and logistical support services. Our industry sectors include:

• Transit, Rail and Maritime	• Aviation
• Highways and Bridges	• Government Facilities
• Water and Wastewater	• Technical and Industrial Facilities
• Environmental Management	• Commercial Facilities

        We provide our services in the major markets of the world, including the United States, Asia, Europe, Australia and the Middle East. This combination of providing a broad range of technical professional services in a number of industry sectors and strategic geographic markets made us one of the leading design firms in the United States based on revenue in 2000, according to the 2001 McGraw Hill Engineering News Record Design Survey.

        Our clients consist of the United States and other national governments, state and local governments and agencies and private entities. The majority of our projects are under multi-year contracts on a cost-plus or a negotiated-fee basis.

        Our strategic advantage lies in our ability to build leadership positions with our clients across industry sectors, service lines and geographies. The dynamic interface among these three elements enables us to better serve our clients, drives our growth and positions us to take advantage of future opportunities.

Our Market Opportunity

        The worldwide professional services industry encompasses companies that provide highly-specialized or value-added services to other organizations. Specific services provided include consulting (technical, accounting, management, legal and advertising), business support services (engineering, environmental and facilities management, and food services), human resources management (payroll and benefits) and permanent and temporary staffing (executive, professional, clerical, health care and information technology).

        Technical professional services represents one segment of the professional services industry. This segment includes specialized engineering, consulting, design, program and construction management and outsourcing for business and government. These services are provided on infrastructure, environmental, industrial, government and commercial projects. Several thousand firms worldwide compete in this fragmented industry. According to Engineering News Record, the largest 100 global design firms generated over $41.3 billion of global revenues in 2000 and the largest 500 U.S. design firms grew at a compounded annual growth rate of 9.2% between 1998 and 2000. Design firms are a subset of technical professional services. Our design-related revenues accounted for more than 80% of our revenues in the last year.

        The principal client base includes local, state and national governments, as well as private businesses, which are becoming increasingly reliant on professional services that are either not readily available from internal resources or are not within their core competencies. Industry growth is being further led by factors ranging from population growth, outsourcing and rapid economic development to increased globalization, competition and technological advancement.

Our Strategy

        Our strategy is to maintain our leadership position in each industry sector, service line and geographic area in which we operate, using the following key elements:

        Continue diversification in industry sectors, service lines and geographic regions, primarily through acquisitions.    We will continue to seek out and acquire companies that have technical niche and regional leadership positions that will complement or expand our current expertise and geographic presence. We will expand the roles of the acquired companies and their management, while capitalizing on their brand names in their niches. Our acquisition approach enables our operating companies to continue to focus on their core businesses while we overlay strategic initiatives to cross-sell and share complementary talents.

        Increase cross-selling and technology transfer.    Our strategic planning process emphasizes the cross-selling of our combined expertise and geographic presence among all our operating companies. This enables us to present ourselves to our clients as one of the world’s largest technical professional service companies when the project or client requires this capacity.

        Maintain and expand our long-standing client relationships.    We have developed long-standing relationships with a number of governments and agencies worldwide as well as many large corporations. We will continue to focus on our commitment to client satisfaction to strengthen and expand these relationships. In some cases, these relationships span decades.

        Retain and recruit highly experienced personnel.    The most valuable asset of any professional services company is its personnel. We have a highly talented, dedicated and experienced work force. We will continue to provide our personnel ownership and other incentives and benefits designed to optimize their performance and to enhance our ability to attract and retain personnel. We believe that these programs align the interests of our personnel with those of our clients and stockholders and foster the cross-selling and technology transfer described above.

THE OFFERING

Class B common stock offered	shares

Class B common stock to be outstanding after this offering	shares

Over-allotment option	shares

Class A common stock to be outstanding after this offering	shares

Use of proceeds	To repay borrowings under our credit facility, to fund a cash tender offer for some of our class A common stock and for general corporate purposes, including possible future acquisitions.

The merger	Prior to this offering, AECOM Technology Corporation
will merge with a wholly owned subsidiary of AECOM
Merger Corporation. Shortly after this merger, AECOM
Technology Corporation will merge with and into
AECOM Merger Corporation with AECOM Merger
Corporation as the surviving corporation. AECOM
Merger Corporation will change its name to AECOM
Technology Corporation at that time. In the merger, our
stockholders will receive class A common stock in
exchange for their shares of common stock of AECOM
Technology Corporation. The class A common stock
and class B common stock referred to in this offering
will constitute our capital structure after the merger.

The tender offer	After this offering, we intend to use $50 million of the
net proceeds of this offering to fund a cash tender offer
for a portion of our shares of class A common stock
outstanding after the merger. The exact timing, offer
price and other specific terms of the tender offer are
within our discretion.

Proposed New York Stock Exchange symbol	AEO

        Common Stock to be outstanding after this offering does not include any purchases of our class A common stock under the proposed tender offer and, as of December 31, 2001:

•	4,069,600 shares of common stock issuable upon the exercise of employee stock options outstanding at a weighted average exercise price of $10.44 per share;

•	904,000 additional shares of common stock available for issuance under our 2000 Stock Incentive Plan;

•
1,500,000 additional shares of common stock available for issuance under our 2000 Stock Incentive Plan, assuming that our stockholders approve a current proposal to increase the authorized shares under such plan;

•	2,500,000 additional shares of common stock available for issuance under our 2002 Employee Stock Purchase Plan, assuming that our stockholders approve such plan;

•	44,344 shares of common stock issuable upon conversion of our convertible preferred stock and convertible preferred stock units;

•	71,000 shares of common stock issuable upon the exercise of non-employee directors’ stock options at a weighted average exercise price of $9.33 per share; and

•	4,463,579 shares issuable upon redemption of common stock units issued under our Non-Qualified Stock Purchase Plan.

        Except as otherwise indicated, all of the information in this prospectus assumes no exercise of the underwriter’s over-allotment option.
SUMMARY CONSOLIDATED FINANCIAL DATA

        When you read this summary consolidated financial data, it is important that you also read the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements as of September 30, 2000 and 2001 and for the years ended September 30, 1999, 2000 and 2001 and the accompanying notes included in this prospectus. The summary consolidated financial data for the years ended September 30, 1997 and 1998 has been derived from audited financial statements not included in this prospectus. The consolidated financial data as of December 31, 2001 and for the three months ended December 31, 2001 and the accompanying notes were derived from our unaudited consolidated financial statements, which are included in this prospectus. Historical results are not necessarily indicative of future results.

	Year Ended September 30,					Three Months Ended December 31,
	1997	1998	1999	2000	2001	2000	2001
	(in thousands, except per share data)
Consolidated Statement of Income Data:
Total revenues	$724,508	$859,461	$994,437	$1,401,730	$1,529,713	$351,835	$395,859
Other direct costs	342,062	436,075	511,611	710,646	626,244	143,887	147,580

Net service revenues	382,446	423,386	482,826	691,084	903,469	207,948	248,279
Cost of net service revenues	211,020	237,188	266,933	386,889	511,160	116,476	139,832

Gross profit	171,426	186,198	215,893	304,195	392,309	91,472	108,447
General and administrative expenses	152,093	163,866	190,266	263,965	346,302	81,133	103,616	(1)
ESOP contribution and stock matches	7,072	4,132	5,800	10,010	8,389	1,948	9,400	(2)

Income (loss) from operations	12,261	18,200	19,827	30,220	37,618	8,391	(4,569)
Interest expense, net	5,092	4,692	4,849	8,784	11,581	2,415	2,772

Income (loss) before income taxes	7,169	13,508	14,978	21,436	26,037	5,976	(7,341)
Provision for income taxes	4,324	7,764	4,436	3,259	8,593	1,974	(2,422)

Net income (loss)	$ 2,845	$ 5,744	$ 10,542	$ 18,177	$ 17,444	$ 4,002	$ (4,919	) (3)

Net income (loss) per share (4) :
Basic	$ .23	$ .44	$ .73	$ .96	$ .74	$ .17	$ (.19	) (3)
Diluted	$ .22	$ .42	$ .70	$ .91	$ .71	$ .16	$ (.19	) (3)
Shares used in per share calculations (4) :
Basic	12,639	13,001	14,371	18,938	23,565	24,076	25,752
Diluted	13,011	13,538	15,053	20,011	24,704	25,049	25,752

	As of September 30,
	1997	1998	1999	2000	2001	As of December 31, 2001
Other Data:
Number of full-time employees	5,900	6,400	7,200	12,100	12,700	14,200

(1)	Includes $8.5 million to fully vest participants in our Performance Unit Plan, which has been terminated.

(2)
Includes $2.8 million to fully accrue stock matches relating to the Senior Executive Equity Investment Plan, which were previously being accrued ratably over a ten-year vesting period, and $5.0 million to reflect the change in the stock match percentage. Subsequent to March 31, 2002, there will be no further stock matches.

(3)
Without the non-recurring charges referred to in footnotes (1) and (2) above, net income would have been $6.0 million, basic net income per share would have been $.23 and diluted net income per share would have been $.22.

(4)	In calculating per share data, the weighted average number of shares includes shares of common stock and common stock units outstanding during the relevant periods.

	As of December 31, 2001
	Actual	As Adjusted (1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$ 10,469	$
Working capital	160,011
Total assets	840,243
Total long-term debt, excluding current portion	208,314
Redeemable common stock and common stock units	75,631
Stockholders’ equity	179,419

(1)
Gives effect to the sale of                  shares of our common stock in this offering at an assumed initial public offering price of $                 per share and the use of the estimated net proceeds as described under the caption “Use of Proceeds” in this prospectus, but not the purchase of shares of class A common stock pursuant to the proposed tender offer.

RISK FACTORS

        You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. When determining whether to buy our common stock, you should also refer to the other information in this prospectus, including our consolidated financial statements and the accompanying notes.

Risks Relating to Our Business and Industry

        We depend on long-term government contracts, most of which are funded on an annual basis. If appropriations are not made in subsequent years of a multiple-year contract, we will not realize all of our potential revenue and profit from that project.

        The substantial majority of our revenues is derived from contracts with agencies and departments of national, state and local governments. During the fiscal years ended September 30, 1999, 2000 and 2001, approximately 63%, 64% and 62%, respectively, of our revenues were derived from contracts with government entities.

        Most government contracts are subject to the continuing availability of legislative appropriation. Legislatures typically appropriate funds for a given program on a year-by-year basis, even though contract performance may take more than one year. As a result, at the beginning of a program, the related contract is only partially funded, and additional funding is normally committed only as appropriations are made in each subsequent fiscal year. These appropriations, and the timing of payment of appropriated amounts, may be influenced by, among other things, the state of the economy, competing priorities for appropriation, the timing and amount of tax receipts and the overall level of government expenditures. If appropriations are not made in subsequent years on our government contracts, then we will not realize all of our potential revenue and profit from that contract. In addition, slowdowns in tax receipts of our government contract clients could have a corresponding impact on our cash flow.

        We depend on government contracts that may be terminated by the government, which may affect our ability to recognize all of our potential revenue and profit from the project.

        Most government contracts are subject to termination by the government either at its convenience or upon the default of the contractor. If the government terminates a contract at its convenience, then we typically are able to recover only costs incurred or committed, settlement expenses and profit on work completed prior to termination, which could prevent us from recognizing all of our potential revenue and profit from that contract. If the government terminates the contract due to our default, we could be liable for excess costs incurred by the government in reprocuring services from another source.

        Our contracts with governmental agencies are subject to audit, which could result in adjustments to reimbursable contract costs or, if we are charged with wrongdoing, possible temporary or permanent suspension from participating in government programs.

        Our books and records are subject to audit by the various governmental agencies we serve and their representatives. These audits can result in adjustments to reimbursable contract costs and allocated overhead. In addition, if as a result of an audit, one of our subsidiaries is charged with wrongdoing or the government agency determines that a subsidiary is otherwise no longer eligible for federal contracts, that subsidiary, and conceivably our company as a whole, could be temporarily suspended or, in the event of convictions or civil judgments, could be prohibited from bidding on and receiving future government contracts for a period of time. Furthermore, as a U.S. government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which purely private sector companies are not, the results of which could have a material adverse effect on our operations.

        We have submitted claims to government agencies for work we performed beyond the scope of some of our contracts. If the government agencies do not approve these claims, our net income and results of operations could be adversely impacted.

        We have submitted claims under some of our government contracts for payment of work performed beyond the initial contractual requirements. At December 31, 2001, the recorded amount of these claims aggregated approximately $21.7 million. The applicable governmental entities have contested these claims and we cannot assure you that these claims will be approved in whole, in part or at all. If these claims are not approved, our net income and results of operations could be adversely impacted.

        Our ability to grow and compete in our industry will be harmed if we do not retain the continued service of our key technical personnel and identify, hire and retain additional qualified technical personnel.

        There is intense competition for qualified technical personnel in the industry sectors in which we compete. We may not be able to continue to attract and retain qualified technical personnel, such as engineers and architects, who are necessary for the development of our business or to replace qualified technical personnel. Any growth we experience is expected to place increased demands on our resources and will likely require the addition of technical personnel and the development of additional expertise by existing personnel. Also, some of our personnel hold security clearance levels required to obtain government projects and, if we were to lose some or all of these personnel, they would be difficult to replace. Loss of the services of, or failure to recruit, key technical personnel could limit our ability to complete existing projects successfully and to compete for new projects.

        International operations expose us to legal, political and economic risks in different countries and currency exchange rate fluctuations could adversely affect our financial results.

        During the fiscal years ending September 30, 1999, 2000 and 2001, revenues attributable to our Global Group operations were 3%, 11% and 18%, respectively. As a result of our recent acquisitions, we expect the percentage of revenues attributable to non-U.S. projects to increase. In fact, 24% of our revenues for the quarter ended December 31, 2001 were attributable to our Global Group operations. There are risks inherent in doing business internationally, including:

•	currency exchange rate fluctuations;

•	imposition of governmental controls;

•	political and economic instability;

•	changes in U.S. and other national government policies affecting the markets for our services;

•	changes in regulatory practices, tariffs and taxes; and

•	potential non-compliance with a wide variety of non-U.S. laws and regulations.

        Any of these factors could have a material adverse effect on our business, results of operations or financial condition.

        We have acquired and may continue to acquire businesses as strategic opportunities arise and may be unable to realize the anticipated benefits of those acquisitions.

        We have acquired a number of companies in recent years and may continue to expand and diversify our operations with additional acquisitions as strategic opportunities arise. Some of the risks that may affect our ability to realize any anticipated benefits from companies that we acquire include:

•	unexpected losses of key personnel or clients of the acquired business;

•	difficulties arising from the increasing scope, geographic diversity and complexity of our operations;

•	diversion of management’s attention from other business concerns; and

•	adverse effects on existing business relationships with clients.

        In addition, managing the growth of our operations will require us to continue to improve our operational, financial and human resources management systems and other internal systems and controls. If we are unable to manage any growth effectively, it could have a material adverse effect on our business.

        Our business and operating results could be adversely affected by losses under fixed-price contracts.

        Fixed-price contracts require us to either perform all work under the contract for a specified lump-sum or to perform an estimated number of units of work at an agreed price per unit, with the total payment determined by the actual number of units performed. A significant portion of our revenues comes from fixed-price contracts. Fixed-price contracts expose us to a number of risks not inherent in cost-plus contracts, including underestimation of costs, ambiguities in specifications, unforeseen costs or difficulties, problems with new technologies, delays beyond our control and economic or other changes that may occur during the contract period. Losses under fixed-price contracts could have a material adverse effect on our business.

        Our industry is highly competitive and we may be unable to compete effectively, which could result in reduced profitability and loss of market share.

        We are engaged in a highly competitive business. The extent of competition varies with the types of services provided and the locations of the projects. Generally, we compete on the bases of technical and management capability, personnel qualifications and availability, geographic presence, experience and price. Increased competition in our industry may result in our inability to win bids for future projects and loss of market share.

        Our services expose us to significant risks of liability and our insurance policies may not provide adequate coverage.

        Our services involve significant risks of professional and other liabilities that may substantially exceed the fees that we derive from our services. In addition, we sometimes contractually assume liability under indemnification agreements. We cannot predict the magnitude of potential liabilities from the operation of our business.

        We currently maintain comprehensive general liability, umbrella and professional liability insurance policies. Professional liability policies are “claims made” policies. Thus, only claims made during the term of the policy are covered. Additionally, our insurance policies may not protect us against potential liability due to various exclusions and retentions. Partially or completely uninsured claims, if successful and of significant magnitude, could have a material adverse affect on our business.

        Also, the terrorist attacks that occurred on September 11, 2001 may have a material adverse effect on the insurance industry as a whole. Consequently, along with our competition, we will likely experience a significant increase in our insurance premiums in the future.

        Our backlog of uncompleted projects under contract is subject to unexpected adjustments and cancellations, including future appropriations by the applicable contracting government agency, and is, therefore, an uncertain indicator of our future revenues and profits.

        At December 31, 2001, our backlog of uncompleted projects under contract was approximately $1.6 billion, of which approximately $1.0 billion is expected to be completed by December 31, 2002. We cannot assure you that the revenues attributed to uncompleted projects under contract will be realized or, if realized, will result in profits. Many projects may remain in our backlog for an extended period of time because of the size or long-term nature of the contract. In addition, from time to time projects are scaled back or cancelled. These type of backlog reductions adversely affect the revenue and profit that we ultimately receive from contracts reflected in our backlog.

        If we guarantee the performance standards of a project, we could incur additional costs to cover our guarantee obligations.

        Although not typical, in some instances we guarantee that a project, when completed, will achieve specified performance standards. If the project subsequently fails to meet guaranteed performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to achieve the required performance standards. In some cases, where we fail to meet required performance standards, we may also be subject to agreed upon damages, which are fixed in amount by the contract. To the extent that these events occur, the total costs of the project could exceed our estimates and we could experience reduced profits or, in some cases, a loss on that project.

Risks Relating to this Offering and Our Common Stock

        There has been no prior public market for our shares and an active market may not develop or be maintained, which could limit your ability to sell shares of our common stock.

        Before this offering, there has not been a public market for our shares of common stock. Although we are applying for listing on the New York Stock Exchange, an active public market for our shares may not develop or be sustained after this offering. The initial public offering price will be determined by negotiations between the underwriters and our board of directors and may not be representative of the market price at which our shares of common stock will trade after this offering. In particular, we cannot assure you that you will be able to resell shares of our common stock at or above the initial public offering price.

        The trading price of our common stock could be volatile.

        In recent years, the stock market has experienced extreme price and volume fluctuations. The overall market and the trading price of our common stock may fluctuate greatly. The trading price of our common stock may be significantly affected by various factors, including:

•	quarterly fluctuations in our operating results;

•	changes in investors’ and analysts’ perception of the business risks and conditions of our business;

•	broader market fluctuations; and

•	general economic or political conditions.

        Our quarterly operating results may fluctuate significantly, which could have a negative effect on the price of our common stock.

        Our quarterly revenues, expenses and operating results may fluctuate significantly because of a number of factors, including:

•	the spending cycles of our clients;

•	personnel hiring and utilization rates;

•	the number and significance of client engagements commenced and completed during a quarter;

•	the ability of clients to terminate engagements without penalties;

•	the ability of our project managers to estimate the percentage of the project completed;

•	delays incurred as a result of weather conditions;

•	delays incurred in connection with an engagement;

•	the size and scope of engagements;

•	the timing of expenses incurred for corporate initiatives;

•	the impairment of goodwill or other intangible assets; and

•	general economic and political conditions.

        Variations in any of these factors could cause significant fluctuations in our operating results from quarter to quarter and, as a result, the trading price of our common stock may decline.

        Terrorism and the possibility of further acts of violence may have a material adverse effect on our operations.

        Terrorist attacks, such as the attacks that occurred on September 11, 2001, the response by the United States and further acts of violence or war may affect the market on which our common stock will trade, the markets in which we operate, our operations and profitability and your investment. Further terrorist attacks against the United States or other countries may occur. The potential near-term and long-term effect of these attacks on our business, the market for our common stock and the global economy is uncertain. The consequences of any terrorist attacks, or any armed conflicts that may result, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or the trading price of our common stock.

        Our charter documents contain provisions that may delay, defer or prevent a change of control.

        Provisions of our Restated Certificate of Incorporation and Restated Bylaws could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders. These provisions include the following:

•	division of our board of directors into three classes, with each class serving a staggered three-year term;

•	removal of directors for cause only;

•	ability of the board of directors to authorize the issuance of preferred stock in series without stockholder approval;

•	supermajority requirements to approve “business combinations”;

•	vesting of exclusive authority in the board of directors to determine the size of the board (subject to limited exceptions) and to fill vacancies; and

•	advance notice requirements for stockholder proposals and nominations for election to the board of directors.

        In response to the collapse of Enron Corporation, the U.S. government may legislate or take other actions that could result in significant sales of shares of our common stock held in our employee benefit plans, which could cause the trading price of our common stock to decline.

        In the wake of the collapse of Enron Corporation, there has been a renewed scrutiny of employer stock in employee benefit plans. At February 28, 2002, approximately 11.4 million shares of our common stock were held in our employee benefit plans. In addition, there were approximately 4.5 million common stock units outstanding at the same date under our Non-Qualified Stock Purchase Plan. A number of bills have been introduced in Congress that would limit the amount of employer stock that could be held by employees through their retirement accounts and limit an employer’s ability to require an employee to continue to hold matching employer stock in his or her account. In addition, the Bush Administration has announced the formation of a working group to consider reforms to the retirement system. No assurances can be given as to what, if any, action will be taken by the U.S. government or how any action, if taken, will effect our employee benefit plans. If any ultimate action either requires or allows our employees to sell a significant percentage of our shares held in our employee benefit plans, those sales, or the perceived threat of those sales, could cause the trading price of our common stock to decline significantly.

        Future sales of our common stock may cause the trading price of our common stock to decline.

        As the restricted periods on class A common stock expire, those shares will be eligible to be sold, including in the public market, and upon such sale shall automatically convert into class B common stock. Assuming no shares of class A common stock are sold in the proposed tender offer, approximately 6.9 million shares of class A common stock will be eligible for sale 180 days after this offering, 6.9 million shares of class A common stock will be eligible for sale 360 days after this offering, and 6.9 million shares of class A common stock will be eligible for sale 540 days after this offering. In addition, approximately 12 months after this offering, certain of our officers will sell sufficient shares of class A common stock to repay loans under our Senior Executive Equity Investment Plan and our Stock Option Loan Program. Such loans aggregated $19,311,000 at December 31, 2001. Substantial sales could adversely affect the market value of the class B common stock and, therefore, the value of your shares. In addition, the perception in the public market that our existing stockholders might sell shares of common stock could depress the market price of our common stock, regardless of the actual plans of our existing stockholders. See the information under the caption “Shares Eligible for Future Sale” in this prospectus.

        Purchasers in this offering will experience immediate substantial dilution in net tangible book value.

        The initial public offering price per share is expected to be substantially higher than the net tangible book value per share of our outstanding common stock. Purchasers of shares in this offering will experience immediate dilution in the net tangible book value of their shares. Based on an assumed initial public offering price of $                  per share, dilution per share in this offering will be $                 per share (or      % of the price). In addition, we have issued options to acquire shares of our common stock at a weighted average exercise price of $         per share. To the extent these outstanding options are exercised, there will be further dilution to investors in this offering. See the information under the caption “Dilution” in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains statements which, to the extent that they do not recite historical fact, constitute forward-looking statements. The words “believe,” “expect,” “estimate,” “may,” “will,” “could,” “plan” or “continue” and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by us or on our behalf. These risks and uncertainties include, but are not limited to, those listed in this prospectus.

        In addition, this prospectus contains industry data related to our business and the markets in which we operate. This data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results could differ from the projections based on those assumptions.

        We caution you that forward-looking statements are only predictions and that actual events or results may differ materially. In evaluating these statements, you should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by the forward-looking statements, including the factors that we discuss in the section entitled “Risk Factors.”

USE OF PROCEEDS

        We estimate that our net proceeds (after deducting underwriting discounts and commissions payable to the underwriters and our estimated offering expenses) from this offering will be $         million ($         million if the underwriters exercise their option to acquire additional shares), based upon an assumed initial public offering price of $         per share.

        We expect to use approximately $80 million of the net proceeds to repay amounts outstanding under our unsecured line of credit, which bore interest at the Interbank Offered Rate plus 1.75%, or 3.68%, per annum at December 31, 2001. Of this amount, approximately $44.0 million was borrowed during the 12 months ended December 31, 2001 and was used to fund acquisitions, repurchase stock from our current and former employees, purchase capital assets and for working capital needs. We may reborrow amounts under this line of credit.

        We intend to use $50 million of the proceeds from this offering to fund a cash tender offer for some of our class A common stock. The exact timing, offer price and specific terms of the tender offer are within our discretion. We currently anticipate commencing the tender offer shortly after this offering. The offer price in the tender offer will be determined by us after considering the trading price of our class B common stock. We intend for the tender offer to comprise the second step of a synthetic secondary offering, or, in other words, a primary offering followed by a stock purchase using the proceeds of the public offering to accomplish substantially the same goal as allowing existing stockholders to participate in the public offering.

        Except as required by our employee benefits plans or by law, we intend to allow all of our holders of class A common stock to tender the greater of one-third of their holdings in class A common stock or $50,000 in value of class A common stock, based on the tender offer price. Approximately         members of management, including all of senior management, will agree not to participate in the tender offer.

        The class B common stock cannot be tendered in the tender offer.

        We expect to use the remaining net proceeds for general corporate purposes, which may include future acquisitions of businesses. We have no current commitments or agreements with respect to any specific material acquisition.

        Until we use the net proceeds as described above, we intend to invest the net proceeds in short-term, investment grade securities.

DIVIDEND POLICY

        We have not declared or paid any cash dividends on our common stock, and we do not anticipate doing so in the foreseeable future. We currently intend to retain future earnings, if any, to operate our business and finance future growth strategies. Our presently outstanding indebtedness require us to obtain the consent of the lenders prior to the payment of any cash dividends above specified amounts.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2001:

•	on an actual basis; and

•
as adjusted to give effect to the merger and our sale of                       shares of our class B common stock in this offering at an assumed initial offering price of $             per share and the application of the net proceeds from this offering, other than in connection with the purchase of our class A common stock pursuant to the proposed tender offer.

	As of December 31, 2001
	Actual	As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$ 10,469	$

Debt:
Bank overdraft	$ 6,364	$ —
Current portion of long-term debt	9,260
Long-term debt, less current portion	208,314

Total debt	223,938
Redeemable common stock and common stock units:	75,631	75,631
Common stock—issued and outstanding 3,315,435 shares actual and as adjusted
Common stock units—issued and outstanding 701,084 units actual and as adjusted
Stockholders’ equity:
Preferred stock, $.01 par value, authorized 8,000,000 shares actual and 10,000,000 shares as adjusted:
Convertible preferred stock: authorized 2,500,000 shares actual and as adjusted; issued and outstanding 6,827 shares actual and as adjusted	683	683
Class B: authorized 5,000,000 shares actual and no shares as adjusted, issued and outstanding 4,463,579 shares actual and no shares as adjusted (1)	45	—
Common stock, $.01 par value, authorized 150,000,000 (2) shares actual and no shares as adjusted; issued and outstanding 17,412,377 shares actual and no shares as adjusted (3)	174	—
Class A common stock, $.001 par value, authorized no shares actual and 45,000,000 shares as adjusted; issued and outstanding no shares actual and shares as adjusted (3)	—
Class B common stock, $.001 par value, authorized no shares actual and 150,000,000 shares as adjusted; issued and outstanding no shares actual and shares as adjusted (3)	—
Common and preferred stock units, issued and outstanding 3,762,495 units actual and as adjusted	46,614	46,614
Additional paid-in capital	121,194
Retained earnings	39,783
Notes receivable from stockholders	(17,650)	(17,650)
Accumulated other comprehensive income	(11,424)	(11,424)

Total stockholders’ equity	179,419

Total capitalization	$478,988	$

(1)	Upon completion of this offering, all of the shares of our Class B preferred stock will be redeemed at a price of $.01 per share.

(2)	Our authorized shares of common stock were increased to 150,000,000 in January 2002.

(3)	Common stock issued and outstanding does not include, as of December 31, 2001:

•	4,069,600 shares of common stock issuable upon the exercise of employee stock options outstanding at a weighted average exercise price of $10.44 per share;

•	904,000 additional shares of common stock available for issuance under our 2000 Stock Incentive Plan;

•
1,500,000 additional shares of common stock available for issuance under our 2000 Stock Incentive Plan, assuming that our stockholders approve a current proposal to increase authorized shares under such plan;

•	2,500,000 additional shares of common stock available for issuance under our 2002 Employee Stock Purchase Plan, assuming that our stockholders approve such plan;

•	44,344 shares of common stock issuable upon conversion of our convertible preferred stock and convertible preferred stock units;

•	71,000 shares of common stock issuable upon exercise of non-employee directors’ stock options at a weighted average exercise price of $9.33 per share; and

•	4,463,579 shares issuable upon redemption of common stock units issued under our Non-Qualified Stock Purchase Plan.

DILUTION

        Our net tangible book value at December 31, 2001 was $16.8 million, or $.67 per share. Net tangible book value per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of shares of common stock, common stock units, redeemable common stock and redeemable common stock units outstanding at December 31, 2001. After giving effect to the sale of our class A common stock in this offering at an assumed initial public offering price of $         per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, other than in connection with the purchase of our class A common stock pursuant to the proposed tender offer, and after giving effect to the application of the estimated net proceeds as described under the caption “Use of Proceeds,” our adjusted net tangible book value at December 31, 2001 would have been $         million or $          per share. This represents an immediate increase in net tangible book value per share of $         to existing stockholders and dilution in net tangible book value per share of $         to new investors who purchase shares in the offering. The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share		$
Net tangible book value per share at December 31, 2001	$.67
Increase in net tangible book value per share attributable to new investors

Adjusted net tangible book value per share

Dilution per share to new investors		$

        The discussion and table above exclude any purchases of our class A common stock pursuant to the proposed tender offer and, as of December 31, 2001:

•	4,069,600 shares of common stock issuable upon exercise of employee stock options outstanding at a weighted average exercise price of $10.44 per share;

•	904,000 additional shares of common stock available for issuance under our 2000 Stock Incentive Plan;

•
1,500,000 additional shares of common stock available for issuance under our 2000 Stock Incentive Plan, assuming that our stockholders approve a current proposal to increase authorized shares under such plan;

•	2,500,000 additional shares of common stock available for issuance under our 2002 Employee Stock Purchase Plan, assuming that our stockholders approve such plan;

•	44,344 shares of common stock issuable upon conversion of our convertible preferred stock and convertible preferred stock units; and

•	71,000 shares issuable upon exercise of non-employee directors’ stock options at a weighted average exercise price of $9.33 per share.

        To the extent any of these options are exercised or purchases are made under our stock purchase and other investment plans, you will be further diluted.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected consolidated financial data along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes, which are included in this prospectus. We derived the consolidated statement of income data for each of the three years ended September 30, 2001 and the consolidated balance sheet data at September 30, 2000 and 2001 from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included in this prospectus. We derived the consolidated statement of income data for each of the years ended September 30, 1997 and 1998 and the consolidated balance sheet data as of September 30, 1997, 1998 and 1999 from our audited consolidated financial statements, which are not included in this prospectus. The consolidated financial data as of December 31, 2001 and for the three months ended December 31, 2001 and the accompanying notes were derived from our unaudited consolidated financial statements, which are included in this prospectus. Historical results are not necessarily indicative of future results.

	Year Ended September 30,					Three Months Ended December 31,
	1997	1998	1999	2000	2001	2000	2001
	(in thousands, except per share data)
Consolidated Statement of Income Data:
Total revenues	$724,508	$859,461	$994,437	$1,401,730	$1,529,713	$351,835	$395,859
Other direct costs	342,062	436,075	511,611	710,646	626,244	143,887	147,580

Net service revenues	382,446	423,386	482,826	691,084	903,469	207,948	248,279
Cost of net service revenues	211,020	237,188	266,933	386,889	511,160	116,476	139,832

Gross profit	171,426	186,198	215,893	304,195	392,309	91,472	108,447
General and administrative expenses	152,093	163,866	190,266	263,965	346,302	81,133	103,616	(1)
ESOP contribution and stock matches	7,072	4,132	5,800	10,010	8,389	1,948	9,400	(2)

Income (loss) operations	12,261	18,200	19,827	30,220	37,618	8,391	(4,569)
Interest expense, net	5,092	4,692	4,849	8,784	11,581	2,415	2,772

Income (loss) before income taxes	7,169	13,508	14,978	21,436	26,037	5,976	(7,341)
Provision for income taxes	4,324	7,764	4,436	3,259	8,593	1,974	(2,422)

Net income (loss)	$ 2,845	$ 5,744	$ 10,542	$ 18,177	$ 17,444	$ 4,002	$ (4,919	) (3)

Net income (loss) per share (4) :
Basic	$ .23	$ .44	$ .73	$ .96	$ .74	$ .17	$ (.19	) (3)
Diluted	$ .22	$ .42	$ .70	$ .91	$ .71	$ .16	$ (.19	) (3)
Shares used in per share calculations (4) :
Basic	12,639	13,001	14,371	18,938	23,565	24,076	25,752
Diluted	13,011	13,538	15,053	20,011	24,704	25,049	25,752

(1)	Includes $8.5 million to fully vest participants in our Performance Unit Plan, which has been terminated.
(2)
Includes $2.8 million to fully accrue stock matches relating to the Senior Executive Equity Investment Plan, which were previously being accrued ratably over a ten-year vesting period, and $5.0 million to reflect the change in the stock match percentage. Subsequent to March 31, 2002, there will be no further stock matches.

(3)
Without the non-recurring charges referred to in footnotes (1) and (2) above, net income would have been $6.0 million, basic net income per share would have been $.23 and diluted net income per share would have been $.22.

(4)	In calculating per share data, the weighted average number of shares includes shares of common stock and common stock units outstanding during the relevant periods.

	As of September 30,
	1997	1998	1999	2000	2001	As of December 31, 2001
	(in thousands, except for employee data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$ 5,335	$ 25,569	$ 13,466	$ 44,662	$ 25,968	$ 10,469
Working capital	58,974	76,546	90,901	136,138	155,152	160,011
Total assets	262,661	323,571	373,280	711,694	763,541	840,243
Total long-term debt, excluding current portion	42,983	60,000	60,000	141,156	147,622	208,314
Redeemable common stock and common stock units	18,480	34,068	42,720	58,617	77,734	75,631
Stockholders’ equity	60,974	50,647	80,230	171,714	172,093	179,419
Other Data:
Number of full-time employees	5,900	6,400	7,200	12,100	12,700	14,200

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with our consolidated financial statements and the related notes and other financial information included in this prospectus.

Overview

        We are a worldwide leader in providing a broad range of technical professional services to government agencies and large corporations. We have built leading positions based on revenues in a number of industry sectors and strategic geographic markets through a global network of more than 25 major operating offices and 14,200 employees.

Recent Acquisitions

        One of our strategies is to focus on mergers and acquisitions of technical niche and regional companies to complement our business sectors and geographic expansion. Since the beginning of fiscal 1998, we have acquired 13 companies increasing our presence in several industry sectors and geographic regions.

        Fiscal 1999.    On March 19, 1999, we acquired Day & Zimmermann Infrastructure, Inc. (now part of DMJM Aviation), an aviation project/construction management firm. On March 31, 1999, we acquired W.F. Castella, an engineering/land surveying firm in San Antonio, Texas. On May 18, 1999, we acquired Spillis Candela & Partners, an architectural and engineering firm in Coral Gables, Florida. The aggregate consideration paid in these transactions was $35.1 million in a combination of cash and stock, no liabilities were assumed, other than as included in working capital, and the purchases resulted in goodwill of $28.6 million.

        Fiscal 2000.    On April 7, 2000, we acquired Metcalf & Eddy, Inc., an international environmental engineering and consulting company. On April 18, 2000, we merged with Guy Maunsell International Limited (“Maunsell”), a consulting firm specializing in civil engineering and related disciplines. The aggregate consideration paid in these transactions was $145.0 million, net of excess cash on hand, in a combination of cash, stock and notes, no liabilities were assumed, other than as included in working capital, and the purchases resulted in goodwill of $122.2 million.

        Fiscal 2001.    On November 21, 2000, we acquired the transportation planning practice of KPMG Consulting. On December 7, 2000, we acquired the two-thirds of Halpern Glick Maunsell, a Perth-based engineering firm, that we did not already own. On April 26, 2001, we acquired the Warren Group, a UK-based water engineering firm. These transactions and three other small acquisitions were completed for an aggregate consideration of $21.7 million in a combination of cash, stock and notes, no liabilities were assumed, other than as included in working capital, and the purchases resulted in goodwill of $13.3 million.

        Fiscal 2002.    On October 11, 2001, we acquired the UK-based engineering firm Oscar Faber plc and on October 31, 2001, we acquired the Denver-based consulting firm, design Alliance, for an aggregate consideration of $45.0 million, consisting of cash, stock and notes. Consideration for Oscar Faber consisted of $5.0 million in cash, $19.4 million in stock and $17.5 million in notes. No liabilities were assumed, other than included in working capital, and the preliminary purchase price allocation resulted in goodwill of $46.2 million. The preliminary purchase price allocation includes an estimated liability of $15 million for an underfunded pension obligation. The actual liability and goodwill will be adjusted pending completion of an actuarial valuation.

        All of our acquisitions have been accounted for as purchases and the results of operations of the acquired companies have been included in the consolidated results since the dates of acquisition.

Components of Income and Expense

        Revenues.    We recognize revenues using the percentage-of-completion method. Under this method, revenue is recorded generally on the basis of the ratio of direct labor hours incurred to the estimated total direct labor hours. We review our progress on each contract periodically and losses, if any, are recognized as soon as we determine that the contract will result in a loss.

        Other Direct Costs.    When we are responsible for other direct costs or “pass throughs” (e.g. for third party field labor, subcontracts, or the procurement of materials or equipment), we reflect them in our accounts as revenues when the costs of these items are incurred. Other than in rare circumstances, we do not earn profits from pass throughs that are not associated with the level of effort expanded, and in those cases the amount is insignificant. However, on projects where the client elects to pay those items directly, the items are not reflected in our revenues or expenses. Thus, other direct costs can fluctuate significantly.

        Net Service Revenues.    Net service revenues reflect revenues recognized for services performed by us on projects and exclude other direct costs which are “passed through” to the client. Net service revenues and gross profit (as a % of net service revenues) are non-GAAP measures and may not be comparable to similarly titled items reported by other companies. We believe that net service revenues is a more accurate measure of our profitability because revenues include other direct, or pass through, costs.

        Cost of Net Service Revenues.    Cost of net service revenues reflect the direct cost of our own personnel (including fringe benefits and overhead expense) associated with net service revenue.

        General and Administrative Expenses.    General and administrative expenses include all corporate overhead expense, including personnel, occupancy, administrative, performance unit plan accruals, taxes and benefits and other operating expenses and prior to fiscal 2002, the amortization of costs in excess of net assets purchased. SFAS No. 142 prohibits amortization of goodwill after fiscal 2001.

        ESOP Contribution and Stock Matches.    We have employee benefit plans that provide for stock matches on employee purchases of our common stock and common stock units. The matching percentages for fiscal years 2001, 2000 and 1999 were 30.7%, 27.3% and 33.5%, respectively, based upon the formula in our plan. In anticipation of this offering, the board of directors approved a change to the previously announced 25% stock match percentage for fiscal 2002. The new percentage will be the greater of a 100% match on purchases of common stock and common stock units in the first quarter of fiscal 2002 or a 50% match on purchases during the first six months of fiscal 2002, ending March 31, 2002. After March 31, 2002, there will be no further stock matches. Matches are contributed to the ESOP in common stock and credited to the Non-Qualified Stock Purchase Plan in common stock units.

Segment Analysis

        We have three reportable segments: Americas-Infrastructure Group; Americas-Facilities Group; and Global Group. This segmentation corresponds to how we manage our business as well as the underlying characteristics of our markets.

        As discussed above, a significant portion of our revenues relates to services provided by subcontractors and other non-employees that we categorize as “other direct costs.” Those pass through costs are typically paid to service providers upon our receipt of payment from the client. We have included information on net service revenues as we believe that it is a more accurate measure on which to base gross margin.

	Year ended September 30,			Three months ended December 31,
	1999	2000	2001	2000	2001
	(In thousands)
Total Revenues
Americas—Infrastructure	$415,485	$ 548,189	$ 684,433	$148,639	$170,662
Americas—Facilities	545,532	701,113	564,339	141,274	128,931
Global	32,919	151,334	277,475	61,788	96,251

Total (1)	$993,936	$1,400,636	$1,526,247	$351,701	$395,844

Net Service Revenues
Americas—Infrastructure	$291,556	$ 376,482	$ 469,641	$105,151	$114,607
Americas—Facilities	170,968	200,487	201,962	51,847	52,175
Global	19,801	113,021	228,400	50,816	81,482

Total (1)	$482,325	$ 689,990	$ 900,003	$207,814	$248,264

Gross Profit
Americas—Infrastructure	$136,732	$ 175,006	$ 217,914	$ 49,145	$ 54,462
Americas—Facilities	69,683	85,994	85,346	23,247	23,675
Global	8,977	42,101	85,583	18,946	30,295

Total (1)	$215,392	$ 303,101	$ 388,843	$ 91,338	$108,432

Gross Profit (as a % of Total Revenues)
Americas—Infrastructure	33%	32%	32%	33%	32%
Americas—Facilities	13	12	15	16	18
Global	27	28	31	31	31

Total	22%	22%	25%	26%	27%

Gross Profit (as a % of Net Service Revenues)
Americas—Infrastructure	47%	46%	46%	47%	48%
Americas—Facilities	41	43	42	45	45
Global	45	37	37	37	37

Total	45%	44%	43%	44%	44%

General and Administrative Expenses
Americas—Infrastructure	$112,101	$ 142,656	$ 177,129	$ 43,432	$ 45,976
Americas—Facilities	60,709	74,923	86,826	19,966	20,049
Global	6,300	32,854	65,229	15,341	25,441

Total (1)	$179,110	$ 250,433	$ 329,184	$ 78,739	$ 91,466

ESOP Contribution and Stock Matches
Americas—Infrastructure	$ 2,922	$ 3,651	$ 3,591	$ 917	$ 3,912
Americas—Facilities	1,282	2,152	2,142	541	2,088
Global	—	823	831	183	448

Total (1)	$ 4,204	$ 6,626	$ 6,564	$ 1,641	$ 6,448

Income from Operations
Americas—Infrastructure	$ 21,709	$ 28,699	$ 37,194	$ 4,795	$ 4,574
Americas—Facilities (2)	7,692	8,919	(3,622)	2,741	1,538
Global	2,677	8,424	19,523	3,422	4,406

Total (1) ,(3)	$ 32,078	$ 46,042	$ 53,095	$ 10,958	$ 10,518

Segment Assets
Americas—Infrastructure	$159,192	$ 251,916	$ 282,144	$254,678	$320,594
Americas—Facilities	183,287	200,883	214,265	190,433	196,982
Global	6,955	201,392	219,107	188,981	275,313

Total (1)	$349,434	$ 654,191	$ 715,516	$634,092	$792,889

(1)	For a reconciliation to the consolidated totals, see Note Q to the Notes to our Consolidated Financial Statements appearing elsewhere in this prospectus.

(2)
Fiscal 2001 includes an $8.8 million increase in reserves for revenues previously recognized on a percentage-of-completion basis and unreimbursed contract costs on contracts completed in prior years at one of the operating companies.

(3)
Does not include corporate general and administrative expenses and other unallocated items totalling $15.5 million, $15.8 million and $12.3 million in fiscal 2001, 2000 and 1999, respectively, or $15.1 million and $2.7 million for the three months ended December 31, 2001 and 2000, respectively. See the reconciliation in Note Q to the Notes to our Consolidated Financial Statements and Note E to the Notes to our Interim Consolidated Financial Statements appearing elsewhere in this prospectus.

Results of Operations

        The following table presents our consolidated income statement data for the periods indicated as a percentage of total revenues:

	Year Ended September 30,			Three Months Ended December 31,
	1999	2000	2001	2000	2001
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Other direct costs	51.4	50.7	40.9	40.9	37.3

Net service revenues	48.6	49.3	59.1	59.1	62.7
Cost of net service revenues	26.8	27.6	33.4	33.1	35.3

Gross profit	21.8	21.7	25.7	26.0	27.4
General and administrative expenses	19.2	18.8	22.6	23.0	26.1	(1)
ESOP contribution and stock matches	.6	.7	.6	.6	2.4	(2)

Income from operations	2.0	2.2	2.5	2.4	(1.1	) (1),(2)
Interest expense, net	.5	.7	.8	.7	.7

Income before income taxes	1.5	1.5	1.7	1.7	(1.8	) (1),(2)
Provision for income taxes	.4	.2	.6	.6	(.6)

Net income	1.1%	1.3%	1.1%	1.1%	(1.2	)% (3)

(1)	Includes 2.1% attributable to fully vesting participants in our Performance Unit Plan, which will be terminated after this offering.

(2)
Includes 2.0% attributable to fully vesting participants in the Senior Executive Equity Investment Plan, which were previously being accrued ratably over a ten-year vesting period, and to reflect the change in the stock match percentage.

(3)	Includes, net of tax, 2.7% attributable to the fall vesting of the Performance Unit Plan, the Senior Executive Equity Investment Plan stock match and the change in the stock match percentage.

        The following table presents our consolidated income statement data for the periods indicated as a percentage of net service revenues:

	Year Ended September 30,			Three Months Ended December 31,
	1999	2000	2001	2000	2001
Net service revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of net service revenues	55.3	56.0	56.6	56.0	56.3

Gross profit	44.7	44.0	43.4	44.0	43.7
General and administrative expenses	39.4	38.2	38.3	39.1	41.7	(1)
ESOP contribution and stock matches	1.2	1.4	.9	.9	3.8	(2)

Income from operations	4.1	4.4	4.2	4.0	(1.8	) (1),(2)
Interest expense, net	1.0	1.3	1.3	1.2	1.2

Income before income taxes	3.1	3.1	2.9	2.8	(3.0	) (1),(2)
Provision for income taxes	.9	.5	1.0	.9	(1.0)

Net income	2.2%	2.6%	1.9%	1.9%	(2.0	)% (3)

(1)	Includes 3.4% attributable to fully vesting participants in our Performance Unit Plan, which will be terminated after this offering.

(2)
Includes 3.1% attributable to the fully vesting of participants in the Senior Executive Equity Investment Plan, which were previously being accrued ratably over a ten-year vesting period, and to reflect the change in the stock match percentage.

(3)	Includes, net of tax, 4.4% attributable to the full vesting of the Performance Unit Plan, the Senior Executive Equity Investment Plan stock match and the change in stock match percentage.

        Three Months Ended December 31, 2001 and December 31, 2000

        Revenues.    For the first three months of fiscal 2002, revenues were $395.9 million, an increase of $44.0 million, or 12.5%, over the first quarter of fiscal 2001. Excluding revenues from operations acquired during fiscal 2001 and fiscal 2002, revenues were $365.3 million in the first quarter of fiscal 2002, an increase from fiscal 2001 of 5.1%, or $17.7 million.

        Revenues in the Americas-Infrastructure Group were $170.7 million in the first three months of fiscal 2002, an increase of $22.0 million, or 14.8%, over the first quarter of fiscal 2001. Excluding revenues from operations acquired during fiscal 2001 and fiscal 2002, revenues in the Americas-Infrastructure Group were $169.1 million in fiscal 2002, an increase of $20.9 million, of which $11.7 million were pass throughs, or 14.1%, over the first quarter of fiscal 2001 and can primarily be attributed to new contracts and increases in existing contracts as a result of various United States federal and state infrastructure initiatives, including the Transportation Equity Act for the 21st Century (TEA-21), and various U.S. environmental initiatives and programs.

        Revenues in the Americas-Facilities Group were $128.9 million in the first three months of fiscal 2002, a decrease of $12.3 million (including approximately $12.7 million of pass throughs), or 8.7%, from the first quarter of fiscal 2001. The decrease in revenues is the result of a reduction in pass through costs due to the economic slowdown in the U.S. affecting the build out portion of the private sector business, offset in part by increases in other areas of this segment.

        Revenues in the Global Group were $96.3 million in the first three months of fiscal 2002, an increase of $34.5 million, or 55.8%, over the first quarter of fiscal 2001. Excluding revenues from operations acquired during fiscal 2001 and fiscal 2002, revenues in the Global Group were $68.1 million in the first quarter of fiscal 2002, an increase of $10.1 million, or 17.4%, over fiscal 2001. The increase was due primarily to growth in our Hong Kong and China markets.

        Net Service Revenues.    For the first three months of fiscal 2002, net service revenues were $248.3 million, an increase of $40.3 million, or 19.4%, over the first quarter of fiscal 2001. Excluding net service revenues from operations acquired during fiscal 2001 and fiscal 2002, net service revenues were $223.7 million in the first quarter of fiscal 2002, an increase of $19.4 million, or 9.5%, over fiscal 2001.

        Net service revenues in the Americas-Infrastructure Group were $114.6 million in the first three months of fiscal 2002, an increase of $9.5 million, or 9.0%, over the first quarter of fiscal 2001. Excluding net service revenues from operations acquired during fiscal 2001 and fiscal 2002, net service revenues in the Americas-Infrastructure Group were $114.0 million in fiscal 2002, an increase of $9.3 million, or 8.9%, over fiscal 2001.

        Net service revenues in the Americas-Facilities Group were $52.2 million in the first three months of fiscal 2002, a slight increase over the $51.8 million in fiscal 2001.

        Net service revenues in the Global Group were $81.5 million in the first quarter of fiscal 2002, an increase of $30.7 million, or 60.4%, over fiscal 2001. Excluding net service revenues from operations acquired during fiscal 2001 and fiscal 2002, net service revenues in the Global Group were $58.2 million in the first quarter of fiscal 2002, an increase of $10.7 million, or 22.4%, over fiscal 2001.

        Cost of Net Service Revenues.    For the first three months of fiscal 2002, cost of net service revenues was $139.8 million, an increase of $23.4 million, or 20.1%, over the first quarter of fiscal 2001. Excluding cost of net service revenues from operations acquired during fiscal 2001 and fiscal 2002, cost of net service revenues were $125.6 million in fiscal 2002, an increase of $11.0 million, or 9.6%, over fiscal 2001. The cost of net service revenues across our business segments was generally in line with the changes in net service revenues for our business segments.

        Cost of net service revenues for the Americas-Infrastructure Group was $60.1 million in the first three months of fiscal 2002, an increase of $4.1 million, or 7.4%, over the first quarter of fiscal 2001. Excluding cost of net service revenues from operations acquired during fiscal 2001 and fiscal 2002, cost of net service revenues for the Americas-Infrastructure Group were $59.8 million in fiscal 2002, an increase of $4.0 million, or 7.3%, over fiscal 2001.

        Cost of net service revenues for the Americas-Facilities Group was $28.5 million in fiscal 2002, a slight decrease from the first quarter of fiscal 2001.

        Cost of net service revenues for the Global Group was $51.2 million in fiscal 2002, an increase of $19.3 million, or 60.6%, over the first quarter of fiscal 2001. Excluding cost of net service revenues from operations acquired during fiscal 2001 and fiscal 2002, cost of net service revenues in the Global Group were $37.6 million in the first quarter of fiscal 2002, an increase of $7.3 million, or 24.2%, over fiscal 2001.

        Gross Profit.    Gross profit was up $17.0 million, or 18.6%, to $108.4 million in the first three months of fiscal 2002, from $91.5 million in fiscal 2001. Excluding gross profit from operations acquired during fiscal 2001 and 2002, gross profit was $98.1 million in the first quarter of fiscal 2002, an increase of $8.4 million, or 9.4%, over fiscal 2001. Gross profit as a percentage of net service revenues was 43.7% in the first quarter of fiscal 2002 compared to 44.0% in the first quarter of fiscal 2001.

        Gross profit for the Americas-Infrastructure Group was $54.5 million in the first three months of fiscal 2002, an increase of $5.3 million, or 10.8%, over fiscal 2001. Excluding gross profit for operations acquired during fiscal 2001 and fiscal 2002, gross profit for the Americas-Infrastructure Group was $54.2 million in the first quarter of fiscal 2002, an increase of $5.2 million, or 10.7%, over fiscal 2001.

        Gross profit for the Americas-Facilities Group was $23.7 million in the first three months of fiscal 2002, a slight increase over the $23.2 million in the first quarter of fiscal 2001.

        Gross profit for the Global Group was $30.3 million in the first three months of fiscal 2002, an increase of $11.3 million, or 59.9%, over the first quarter of fiscal 2001. Excluding gross profit from operations acquired during fiscal 2001 and fiscal 2002, gross profit in the Global Group was $20.7 million in the first quarter of fiscal 2002, an increase of $3.4 million, or 19.7%, over fiscal 2001.

        General and Administrative Expenses.    General and administrative expenses were $103.6 million in the first three months of fiscal 2002 which ended December 31, 2001, up $22.5 million, or 27.7%, from $81.1 million in the first quarter of fiscal 2001. Excluding general and administrative expenses relating to the acquisitions during fiscal 2001 and 2002, general and administrative expenses were $95.0 million in the first quarter of fiscal 2002, an increase of $15.3 million, or 19.1%, over fiscal 2001. Of the increase, $8.5 million relates to a one-time charge to earnings relating to our decision to fully vest participants in our discontinued Performance Unit Plan. While we have recognized these expenses in the first quarter of fiscal 2002, our cash payments under the Performance Unit Plan will be made on the scheduled payment dates in fiscal 2003 through fiscal 2006. See “Management—Employee Benefit Plans—Performance Unit Plan.” General and administrative expenses also decreased by $2.5 million due to the discontinuance of the amortization of goodwill in fiscal 2002, the result of adopting FAS 142 which no longer permits the amortization of goodwill.

        General and administrative expenses as a percentage of net service revenues was 41.7% in the first quarter of fiscal 2002, up from 39.0% in fiscal 2001. On a comparable basis, general and administrative expenses, excluding the $8.5 million charge and including the $2.5 million of goodwill not amortized, as a percentage of net service revenues would have been 39.3% in fiscal 2002 up from 39.0% in fiscal 2001. In the second half of fiscal 2002 and beyond, we expect general and administrative expenses to increase due to the increased costs associated with becoming a public reporting company as well as increased insurance premiums generally.

        ESOP Contribution and Stock Matches.    We accrued $9.4 million for stock matches in the first three months of fiscal 2002, compared to $1.9 million in the first quarter of fiscal 2001. In anticipation of this offering, the stock match in the first three months of fiscal 2002 included a one-time charge of $2.8 million to fully accrue stock matches relating to the Senior Executive Equity Investment Plan (SEEIP) purchases, which were previously being accrued ratably over a ten year vesting period, and a one-time charge of $5.0 million to reflect the change in the stock match percentage subsequent to March 31, 2002. The board of directors has approved a change to the previously announced 25% stock match percentage for fiscal 2002. The new percentage will be the greater of a 100% match on purchases of common stock and common stock units in the first quarter of fiscal 2002 or a 50% match on purchases during the first six months of fiscal 2002, ending March 31, 2002. After March 31, 2002, there will be no further stock matches.

        Income (Loss) from Operations.    Higher gross profit, offset by higher general and administrative expenses, resulted in a loss from operations of $4.6 million, a decrease of $13.0 million from the $8.4 million of income in the first three months of fiscal 2001. Without the charge in fiscal 2002 for vesting participants in the Performance Unit Plan, the full accrual of the SEEIP match, and the increase in the match percentage, income from operations would have been $11.7 million. After removing goodwill from the first quarter of fiscal 2001, as if SFAS No. 142 had been in effect during the period, income from operations in the first quarter of fiscal 2002 increased $.7 million over the first quarter of fiscal 2001.

        Interest Expense.    Interest expense (net of $.3 million in interest income) in the first three months of fiscal 2002 was $2.8 million, an increase of $.4 million, or 14.8%, over fiscal 2001 due to higher average debt balances offset by lower interest rates.

        Income Taxes.    Provision for income taxes was a credit of $2.4 million in the first quarter of fiscal 2002, compared to a provision of $2.0 million in fiscal 2001. The effective tax rate was 33.0% for both fiscal 2002 and 2001.

        Net Income (Loss).    The factors described above resulted in a net loss of $4.9 million in the first three months of fiscal 2002, compared to net income of $4.0 million in fiscal 2001. The net loss is a direct result of recording (net of taxes) the charge of $5.7 million for the vesting of participants in the discontinued Performance Unit Plan, and the full accrual of $5.2 million for the SEEIP match and the change in the stock match percentage. Without these charges, we would have reported net income of $6.0 million in the first quarter of fiscal 2002.

        Net Income (Loss) Per Share—Basic.    Basic net income (loss) per share decreased $.36 per share from $.17 per share in the first quarter of fiscal 2001 to a loss of $.19 per share in fiscal 2002. The decrease is attributable to the recording of the charge for the vesting in the Performance Unit Plan ($.22 per share), the full accrual of the SEEIP match and the change in stock match percentage ($.20 per share), offset by increases in revenue from operations. Without these charges, we would have reported basic net income per share of $.23 per share.

        Fiscal years ended September 30, 2001 and September 30, 2000

        Revenues.    For fiscal 2001, revenues were $1,529.7 million, an increase of $128.0 million, or 9.1%, over fiscal 2000. Excluding revenues from operations acquired during fiscal 2000 and fiscal 2001, revenues were $1,154.3 million in fiscal 2001, a decrease from fiscal 2000 of 5.8%, or $70.6 million (of which approximately $117.4 million were pass throughs, offset by a net increase in revenues of $46.8 million in other areas across our business). As described below, all of the above decrease in revenues occurred in the Americas-Facilities Group while revenues in the Americas-Infrastructure Group increased. The decrease in revenues can be specifically attributed to the completion of a long-term outsourcing contract in April 2000 not fully replaced by the startup of a smaller contract later in fiscal 2000, the net of which resulted in a drop in revenues of $79.6 million (of which approximately $78.1 million were pass throughs), and a decrease in revenues of $67.1 million (of which approximately $57.3 million were pass throughs) caused by the economic downturn in the U.S. affecting private sector building, both of which were offset in part by net increases in revenues of $76.1 million in other areas across our business.

        Revenues in the Americas-Infrastructure Group were $684.4 million in fiscal 2001, an increase of $136.2 million, or 24.9%, over fiscal 2000. Excluding revenues from operations acquired during fiscal 2000 and fiscal 2001, revenues in the Americas-Infrastructure Group were $559.9 million in fiscal 2001, an increase of $71.7 million (of which approximately $21.7 million were pass throughs), or 14.7%, over fiscal 2000 and can primarily be attributed to new contracts and increases in existing contracts as a result of accelerated expenditures in various United States federal and state infrastructure initiatives, including the Transportation Equity Act for the 21st Century (TEA-21), and various U.S. environmental initiatives and programs.

        Revenues in the Americas-Facilities Group were $564.3 million in fiscal 2001 (including approximately $138.2 million of pass throughs), a decrease of $136.8 million, or 19.5%, from fiscal 2000. The decrease is attributable to the completion of the long-term outsourcing contract not fully replaced by the startup of a smaller contract and the decrease in private sector pass through revenues described above, offset in part by revenue increases in other areas of this segment.

        Revenues in the Global Group were $277.5 million in fiscal 2001, an increase of $126.1 million, or 83.4%, over fiscal 2000. Excluding revenues from operations acquired in fiscal 2001 and 2000, revenues in the Global Group were $19.4 million in fiscal 2001, a decrease of $15.2 million, or 44%, from fiscal 2000 resulting from cancellations and delays in projects in southeast Asia caused by the economic downturn in the region.

        Net Service Revenues.    For fiscal 2001, net service revenues were $903.5 million, an increase of $212.4 million, or 30.7%, over fiscal 2000. Excluding net service revenues from operations acquired during fiscal
2000 and fiscal 2001, net service revenues were $611.7 million in fiscal 2001, an increase of $46.8 million, or 8.3%, over fiscal 2000.

        Net service revenues in the Americas-Infrastructure Group were $469.6 million in fiscal 2001, an increase of $93.2 million, or 24.7%, over fiscal 2000. Excluding net service revenues from operations acquired during fiscal 2000 and fiscal 2001, net service revenues in the Americas-Infrastructure Group were $391.2 million in fiscal 2001, an increase of $50.0 million, or 14.6%, over fiscal 2000.

        Net service revenues in the Americas-Facilities Group were $202.0 million in fiscal 2001, an increase of $1.5 million, or .7%, over fiscal 2000.

        Net service revenues in the Global Group were $228.4 million in fiscal 2001, an increase of $115.4 million, or 102.1%, over fiscal 2000. Net service revenues in fiscal 2001 included $213.3 million attributable to acquisitions in fiscal 2000 and 2001.

        Cost of Net Service Revenues.    For fiscal 2001, cost of net service revenues was $511.2 million, an increase of $124.3 million, or 32.1%, over fiscal 2000. Excluding cost of net service revenues from operations acquired during fiscal 2000 and fiscal 2001, cost of net service revenues were $339.5 million in fiscal 2001, an increase of $27.5 million, or 8.8%, over fiscal 2000. The cost of net service revenues across our business segments was generally in line with the changes in net service revenues for our business segments.

        Cost of net service revenues for the Americas-Infrastructure Group was $251.7 million in fiscal 2001, an increase of $50.3 million, or 24.9%, over fiscal 2000. Excluding cost of net service revenues from operations acquired during fiscal 2000 and fiscal 2001, cost of net service revenues for the Americas-Infrastructure Group were $213.6 million in fiscal 2001, an increase of $28.2 million, or 15.2%, over fiscal 2000.

        Cost of net service revenues for the Americas-Facilities Group was $116.6 million in fiscal 2001, an increase of $2.1 million, or 1.9%, over fiscal 2000.

        Cost of net service revenues for the Global Group was $142.8 million in fiscal 2001, an increase of $71.9 million, or 101.4%, over fiscal 2000. Cost of net revenues in fiscal 2001 consisted predominantly of the cost of net revenues attributable to acquisitions in fiscal 2000 and 2001.

        Gross Profit.    Gross profit was up $88.1 million, or 29.0%, to $392.3 million in fiscal 2001 from $304.2 million in fiscal 2000. Excluding gross profit from operations acquired during fiscal 2000 and 2001, gross profit was $272.2 million in fiscal 2001, an increase of $19.3 million, or 7.6%, over fiscal 2000. Gross profit as a percentage of net service revenues was 43.4% in fiscal 2001 compared to 44.0% in fiscal 2000.

        Gross profit for the Americas-Infrastructure Group was $217.9 million in fiscal 2001, an increase of $42.9 million, or 24.5%, over fiscal 2000. Excluding gross profit for operations acquired during fiscal 2000 and fiscal 2001, gross profit for the Americas-Infrastructure Group was $177.6 million in fiscal 2001, an increase of $21.8 million, or 14.0%, over fiscal 2000.

        Gross profit for the Americas-Facilities Group was $85.3 million in fiscal 2001, a decrease of $.7 million, or .8%, from fiscal 2000.

        Gross profit for the Global Group was $85.6 million in fiscal 2001, an increase of $43.5 million, or 103.3%, over fiscal 2000. Gross profit in fiscal 2001 consisted primarily of the gross profit attributable to the acquisitions in fiscal 2000 and 2001.

        General and Administrative Expenses.    General and administrative expenses were $346.3 million in fiscal 2001, up $82.3 million, or 31.2%, from $264.0 million in fiscal 2000. Excluding general and administrative expenses relating to the acquisitions during fiscal 2000 and 2001, general and administrative expenses were $249.6 million in fiscal 2001, an increase of $27.9 million, or 12.6%, over fiscal 2000. Approximately
$8.8 million of the increase relates to an increased reserve for revenues previously recognized on a percentage of completion basis and unreimbursed contract costs on contracts completed in prior years at one of our operating companies. General and administrative expenses also increased by $4.1 million due to an increase in amortization of goodwill ($9.9 million in fiscal 2001) over 2000 primarily as a result of a full year’s amortization of goodwill relating to the acquisitions in April 2000. General and administrative expenses as a percentage of net service revenues was 38.3% in fiscal 2001, compared to 38.2% in fiscal 2000. In fiscal 2002, we expect general and administrative expenses to increase due to the increased costs associated with becoming a public reporting company and due to the accelerated vesting of participants’ awards under our Performance Unit Plan. In the first quarter of fiscal 2002, we terminated our Performance Unit Plan and fully vested all participants at the projected level of each participant’s target award based on estimated performance for calendar year 2002, which will be offset in part by no longer amortizing goodwill as required under FASB Statement 142. While we will recognize these expenses in fiscal 2002, our cash payments under the Performance Unit Plan will be made on the scheduled payment dates in fiscal 2003 through fiscal 2006. See “Management—Employee Benefit Plans—Performance Unit Plan.”

        ESOP Contribution and Stock Matches.    We accrued $8.4 million for stock matches in fiscal 2001, compared to $10.0 million in fiscal 2000 which included $4.5 million related to cumulative stock purchases under our Senior Executive Equity Investment Plan.

        Income from Operations.    Higher gross profit, partially offset by higher general and administrative expenses, resulted in income from operations being $37.6 million, an increase of $7.4 million, or 24.5%, over fiscal 2000.

        Interest Expense.    Interest expense (net of $1.3 million interest income in fiscal 2001) was $11.6 million in fiscal 2001, an increase of $2.8 million, or 31.8%, over fiscal 2000. The increase is the result of slightly lower (.3%) average interest rates in fiscal 2001 on $57.0 million higher average borrowings (a large portion of which was due to borrowing to consummate acquisitions), net of $.4 million of additional interest income in 2001 on notes receivable from stockholders under our Senior Executive Equity Investment Plan.

        Income Taxes.    Provision for income taxes was $8.6 million in fiscal 2001, an increase of $5.3 million over fiscal 2000, resulting from an increase in our effective tax rate of 33.0% in fiscal 2001 versus 15.2% in fiscal 2000. The low effective tax rate in fiscal 2000 is primarily the result of a one-time recognition of research and development tax credits relating to fiscal years prior to fiscal 2000 and foreign tax attributes, primarily the result of acquiring operations in Hong Kong with lower tax rates compared to the U.S.

        Net Income.    The factors described above resulted in net income of $17.4 million in fiscal 2001 compared to $18.2 million in fiscal 2000, a 4.0% decrease. Although income from operations increased by $7.0 million, an increase in interest expense of $2.8 million and increased provision for income taxes of $5.3 million resulted in a decrease in net income of $.7 million.

        Net Income Per Share—Basic.    Basic net income per share decreased $.22 per share from $.96 per share in fiscal 2000 to $.74 per share in fiscal 2001. The decrease can largely be attributed to the increase in reserves for revenues previously recognized on a percentage-of-completion basis and unreimbursed contract costs in fiscal 2001 which resulted in a decrease of $.25 per share and the increase in the effective tax rate from 15.2% in fiscal 2000 (the reasons for the tax rate in fiscal 2000 are described above) to 33.0% in fiscal 2001 which caused a decrease of $.20 per share, offset in part by the non-recurrence of the $4.5 million of Senior Executive Equity Investment Plan stock matches in fiscal 2000, which added $.13 per share.

        Fiscal years ended September 30, 2000 and September 30, 1999

        Revenues.    For fiscal 2000, revenues were $1,401.7 million, an increase of $407.3 million, or 41.0%, over fiscal 1999. Approximately $237.9 million of this increase is attributable to the acquisitions in April 2000. The increase in revenues attributable to the acquisitions in April 2000 included $68.0 million in the Americas-
Infrastructure Group, $53.1 million in the Americas-Facilities group and $116.8 million in the Global Group. Excluding revenues from operations acquired during fiscal 2000 and fiscal 1999, revenues were $1,163.8 million in fiscal 2000, an increase from fiscal 1999 of 20.5%, or $197.9 million. Of this increase, approximately $116.1 million related to pass through revenues, while $68.8 million is primarily due to increased revenues from the Americas-Infrastructure Group and the remaining $13.0 million is due to increased revenues within the Americas-Facilities Group.

        Revenues in the Americas-Infrastructure Group were $548.2 million in fiscal 2000, an increase of $132.7 million, or 31.9%, over fiscal 1999. Excluding revenues from acquisitions in fiscal 2000 and 1999, revenues in the Americas-Infrastructure Group were $480.1 million, an increase of $64.7 million (of which approximately $22.2 million were pass through revenues), or 15.6%, over fiscal 1999. The increase was due to new contracts and increases in existing contracts as a result of accelerated expenditures for United States federal and state infrastructure projects, particularly in the rail and transit sector.

        Revenues in the Americas-Facilities Group were $701.1 million in fiscal 2000, an increase of $155.6 million (of which approximately $126.1 million were pass throughs), or 28.5%, over fiscal 1999. Excluding revenues from operations acquired during fiscal 2000 and fiscal 1999, revenues in the Americas-Facilities Group were $648.0 million in fiscal 2000, an increase of $102.5 million (with a corresponding increase of approximately $106.8 million in pass through revenues), or 18.8%, over fiscal 1999. The increase in Americas-Facilities Group revenue was due primarily to increased private sector activity in industrial and technical projects that resulted in revenue increases of $81.2 million (of which approximately $67.5 million were pass through revenues) as well as the startup of an outsourcing contract in fiscal 2000, together with the completion of a larger outsourcing contract, that resulted in a net increase of $30.4 million (of which approximately $29.0 million were pass through revenues).

        Revenues in the Global Group were $151.3 million in fiscal 2000, an increase of $118.4 million over fiscal 1999. Virtually all of the increase is attributable to an acquisition in April 2000.

        Net Service Revenues.    For fiscal 2000, net service revenues were $691.1 million, an increase of $208.3 million, or 43.1%, over fiscal 1999. Excluding net service revenues from operations acquired during fiscal 2000 and fiscal 1999, net service revenues were $523.8 million in fiscal 2000, an increase of $59.9 million, or 12.9%, over fiscal 1999.

        Net service revenues in the Americas-Infrastructure Group were $376.5 million in fiscal 2000, an increase of $84.9 million, or 29.1%, over fiscal 1999. Excluding net service revenues from operations acquired during fiscal 2000 and fiscal 1999, net service revenues in the Americas-Infrastructure Group increased $42.5 million, or 14.6%, over fiscal 1999.

        Net service revenues in the Americas-Facilities Group were $200.5 million in fiscal 2000, an increase of $29.5 million, or 17.3%, over fiscal 1999. Excluding net service revenues from operations acquired during fiscal 2000 and fiscal 1999, net service revenues in the Americas-Facilities Group decreased $4.4 million, or 2.6%, from fiscal 1999.

        Net service revenues in the Global Group were $113.0 million in fiscal 2000, an increase of $93.2 million over fiscal 1999. Virtually all of the increase is attributable to the acquisition in April 2000.

        Cost of Net Service Revenues.    For fiscal 2000, cost of net service revenues was $386.9 million, an increase of $120.0 million, or 44.9%, over fiscal 1999. Approximately $74.9 million of this increase is attributable to the acquisitions in April 2000. Excluding cost of net service revenues from operations acquired during fiscal 2000 and fiscal 1999, cost of net service revenues were $283.8 million in fiscal 2000, an increase of $29.7 million, or 11.7%, over fiscal 1999. The cost of net service revenues across our business segments was generally in line with the changes in net service revenues for our business segments.

        Cost of net service revenues for the Americas-Infrastructure Group was $201.5 million in fiscal 2000, an increase of $46.7 million, or 30.1%, over fiscal 1999. Excluding cost of net service revenues from operations acquired during fiscal 2000 and fiscal 1999, cost of net service revenues for the Americas-Infrastructure Group were $179.9 million in fiscal 2000, an increase of $25.1 million, or 16.2%, over fiscal 1999.

        Cost of net service revenues for the Americas-Facilities Group was $114.5 million in fiscal 2000, an increase of $13.2 million, or 13.0%, over fiscal 1999. Excluding cost of net service revenues from operations acquired during fiscal 2000 and fiscal 1999, cost of net service revenues for the Americas-Facilities Group was $91.8 million in fiscal 2000, a decrease of $9.5 million, or 9.4%, from fiscal 1999.

        Cost of net service revenues for the Global Group was $70.9 million in fiscal 2000, an increase of $60.1 million over fiscal 1999. Virtually all of the increase in the Global Group is attributable to an acquisition in April 2000.

        Gross Profit.    Gross profit increased $88.3 million, or 40.9%, to $304.2 million in fiscal 2000 from $215.9 million in fiscal 1999. Gross profit as a percentage of net service revenues was 44.0% in fiscal 2000 compared to 44.7% in fiscal 1999. Excluding gross profit from operations acquired during fiscal 2000 and fiscal 1999, gross profit was $240.1 million in fiscal 2000, an increase of $30.2 million, or 14.4%, over fiscal 1999.

        Gross profit for the Americas-Infrastructure Group was $175.0 million in fiscal 2000, an increase of $38.3 million, or 28.0%, over fiscal 1999. Excluding gross profit from operations acquired during fiscal 2000 and fiscal 1999, gross profit for the Americas-Infrastructure Group was $154.2 million in fiscal 2000, an increase of $17.4 million, or 12.8%, over fiscal 1999. Gross profit for the Americas-Facilities Group was $86.0 million in fiscal 2000, an increase of $16.3 million, or 23.4%, over fiscal 1999. Excluding gross profit from operations acquired during fiscal 2000 and fiscal 1999, gross profit for the Americas-Facilities Group was $74.8 million in fiscal 2000, an increase of $5.2 million, or 7.4%, over fiscal 1999. Gross profit for the Global Group was $42.1 million in fiscal 2000, an increase of $33.1 million over fiscal 1999.

        General and Administrative Expenses.    General and administrative expenses were $264.0 million in fiscal 2000, up $73.7 million, or 38.7%, from $190.3 million in fiscal 1999. Excluding general and administrative expenses from operations acquired during fiscal 2000 and fiscal 1999, general and administrative expenses were $213.8 million in fiscal 2000, an increase of $27.3 million, or 14.6%, over fiscal 1999. General and administrative expenses also increased by $3.5 million due to an increase in amortization of goodwill ($5.8 million in fiscal 2000) over fiscal 1999, which was primarily the result of amortizing goodwill relating to the acquisitions in April 2000. General and administrative expenses as a percentage of net service revenues were 38.2% in fiscal 2000 compared to 39.4% in fiscal 1999.

        ESOP Contribution and Stock Matches.    We accrued $10.0 million for stock matches in fiscal 2000, including $4.5 million related to cumulative stock purchases under our Senior Executive Equity Investment Plan, compared to $5.8 million in fiscal 1999.

        Income from Operations.    Higher gross profit, partially offset by higher general and administrative expenses, resulted in income from operations being $30.2 million, or 52.4% higher in fiscal 2000 than in fiscal 1999. Approximately $7.9 million of the increase in income from operations is from the acquisitions in April 2000.

        Interest Expense.    Interest expense (net of $.9 million interest income in fiscal 2000) was $8.8 million in fiscal 2000, an increase of $3.9 million, or 81.2%, over fiscal 1999. The increase is the result of slightly higher (.7%) average interest rates in 2000 and $51.7 million higher average borrowings (a large portion of which was to fund acquisitions), net of $.2 million more accrued interest income in fiscal 2000 from stockholders’ notes under our Senior Executive Equity Investment Plan.

        Income Taxes.    Provision for income taxes was $3.3 million in fiscal 2000, a decrease of $1.2 million, or 26.5%, versus fiscal 1999, resulting from a decrease in the combined effective tax rate of 15.2% in fiscal 2000 versus 29.6% in fiscal 1999. The low effective tax rate in fiscal 2000 is primarily the result of a one-time recognition of research and development tax credits relating to fiscal years prior to fiscal 2000 and foreign tax attributes, primarily the result of acquiring operations in Hong Kong with lower tax rates compared to the U.S.

        Net Income.    These factors resulted in a net income of $18.2 million in 2000, compared to $10.5 million in fiscal 1999, a 72.4% increase over fiscal 1999. Net income increased by $7.7 million due to a $1.2 million reduction in provision for income taxes and increased income from operations of $10.4 million, the latter offset in part by increased interest expense of $3.9 million.

Quarterly Results of Operations

        The following table shows, for the periods indicated, selected data from our consolidated statements of income. This selected data has been derived from our unaudited consolidated financial statements, and we believe, includes all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the results of operations for these periods.

        This unaudited selected quarterly financial data should be read in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus. Our operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

	Three Months Ended
	Dec. 31, 1999 (1)	March 31, 2000 (1)	June 30, 2000 (2)	Sept. 30, 2000 (3)	Dec. 31, 2000	March 31, 2001	June 30, 2001 (4)	Sept. 30, 2001	Dec. 31, 2001 (5)
	(in thousands)
Total revenues	$281,820	$355,893	$365,942	$398,075	$351,835	$373,123	$399,724	$405,031	$395,859
Other direct costs	150,689	211,071	165,589	183,297	143,887	149,255	167,266	165,836	147,580

Net service revenues	131,131	144,822	200,353	214,778	207,948	223,868	232,458	239,195	248,279
Cost of net service revenues	73,248	77,817	110,010	125,814	116,476	129,739	133,285	131,660	139,832

Gross profit	57,883	67,005	90,343	88,964	91,472	94,129	99,173	107,535	108,447
General and administrative expenses	51,556	59,607	79,157	73,645	81,133	80,446	97,455	87,268	103,616
ESOP contribution and stock matches	1,378	4,239	2,197	2,196	1,948	2,072	2,008	2,361	9,400

Income from operations	4,949	3,159	8,989	13,123	8,391	11,611	(290)	17,906	(4,569)
Interest expense, net	912	1,345	3,605	2,922	2,415	3,716	3,122	2,328	2,772

Income (loss) before income taxes	4,037	1,814	5,384	10,201	5,976	7,895	(3,412)	15,578	(7,341)
Income taxes (credit)	1,696	761	1,475	(673)	1,974	2,615	(1,148)	5,152	(2,422)

Net income (loss)	$ 2,341	$ 1,053	$ 3,909	$ 10,874	$ 4,002	$ 5,280	$ (2,264)	$ 10,426	$ (4,919)

(1)	The second quarter of fiscal 2000 includes a $2.8 million stock match related to cumulative stock purchases under our Senior Executive Equity Investment Plan.

(2)
The third quarter of fiscal 2000 includes the acquisitions in April 2000 of Metcalf & Eddy and the Maunsell Group. The decrease in the effective tax rate reflects the acquisition of the Maunsell Group operations in Hong Kong, which has lower tax rates than in the United States.

(3)
The fourth quarter of fiscal 2000 reflects a negative provision for income taxes and effective tax rate resulting from the one-time recognition of tax credits relating to fiscal years prior to fiscal 2000 and foreign tax attributes.

(4)
The third quarter of fiscal 2001 includes $8.8 million of increased reserves for revenues previously recognized on a percentage of completion basis and unreimbursed contract costs on contracts completed in prior fiscal years at one of our operating companies.

(5)
The first quarter of fiscal 2002 includes one-time charges of $8.5 million to fully vest participants in our discontinued Performance Unit Plan, $2.8 million to fully accrue stock matches relating to the Senior Executive Equity Investment Plan, which were previously being accrued ratably over a ten-year vesting period, and $5.0 million to reflect the change in the stock match percentage.

Liquidity and Capital Resources

        We have historically relied on cash flow from operations, proceeds from sales of stock to our employees and credit facilities to satisfy our capital requirements. In the future, we may need to raise additional funds through public or private debt or equity financings in order to:

•	take advantage of opportunities, including more rapid expansion;

•	acquire businesses; or

•	respond to competitive pressures.

        At December 31, 2001, cash and cash equivalents, other than cash in consolidated joint ventures, were $10.5 million, an increase of $4.4 million from December 31, 2000. Our working capital at December 31, 2001 increased by $35.2 million to $176.6 million at December 31, 2001, primarily due to the acquisitions in fiscal 2002 and increased accounts receivable (resulting from increased revenue and a slight increase in the number of days receivables outstanding) which were not fully offset by increases in accounts payable and accrued expenses.

        At September 30, 2001, cash and cash equivalents, other than cash in consolidated joint ventures, were $26.0 million, a decrease of $18.7 million from September 30, 2000. Our working capital at September 30, 2001 increased by $19.1 million to $155.3 million at September 30, 2001, primarily due to the acquisitions in fiscal 2001 and increased accounts receivable (resulting from increased revenue and a slight increase in the number of days receivables outstanding) which were not fully offset by increases in accounts payable and accrued expenses.

        Net cash used by operating activities was $37.6 million for the three months ended December 31, 2001, a change of $13.3 million from the net cash used by operating activities of $24.3 million for the three months ended December 31, 2000. This change was primarily attributable to a decrease in accounts payable and accrued expenses. Net cash used by investing activities was $12.5 million for the three months ended December 31, 2001, up from $7.5 million in the three months ended December 31, 2000, primarily as a result of cash used for additions to property and equipment associated with the move of our Los Angeles offices. Net cash provided by financing activities was $33.9 million for the three months ended December 31, 2001, an increase of $42.8 million from the $8.9 million used for financing activities in the three months ended December 31, 2000. This included an increase in short-term bank borrowings of $42.2 million in the three months ended December 31, 2001 versus net borrowings of $4.2 million in the three months ended December 31, 2000.

        Net cash used by operating activities was $10.1 million for the year ended September 30, 2001, a change of $23.8 million from the net cash from operating activities of $13.7 million for the year ended September 30, 2000. This change was primarily attributable to an increase in accounts receivable. Net cash used by investing activities was $28.2 million for the year ended September 30, 2001, a decrease of $31.6 million from the year ended September 30, 2000, primarily as a result of cash used for acquisitions being $38.2 million lower in fiscal 2001 than in fiscal 2000, offset by an increase in capital expenditures of $7.8 million. Net cash provided by financing activities was $15.1 million for the year ended September 30, 2001, a decrease of $62.5 million from the year ended September 30, 2000. This included private placements of senior notes of $21.0 million in fiscal 2001 versus $35.0 million in fiscal 2000 and a reduction in short-term bank borrowings of $8.8 million in fiscal 2001 versus net borrowings of $35.8 million in fiscal 2000, offset in part by an increase in mortgage notes of $2.5 million and an exchange of common stock for promissory notes of $2.1 million in fiscal 2001 relating to the merger with the Maunsell Group in fiscal 2000.

        We have $116 million of senior unsecured fixed-rate notes outstanding and issued as follows:

•	$60 million of 6.93% senior unsecured notes due June 9, 2008 with equal annual principal payments of $8.6 million commencing June 9, 2002;

•	$35 million of 8.38% senior unsecured notes due April 14, 2012 with equal annual principal payments of $7.0 million commencing April 14, 2008; and

•	$21 million of 6.47% senior unsecured notes due October 6, 2006 with equal annual principal payments of $7.0 million commencing October 7, 2004.

        The 6.47% senior unsecured notes were issued under a three-year, $75 million uncommitted shelf facility with the Prudential Capital Group. We currently have $54 million available under this facility which expires at the earlier of July 2004 or the date on which the remaning availability is used. At any time prior to this expiration, we can request to issue long-term debt under this facility. The interest rate on these notes will reflect our credit standing as well as prevailing market rates of interest at the time of issuance.

        Interest on all of the notes are payable either quarterly or semiannually in arrears, and all of the notes are subject to restrictive covenants, including a minimum interest coverage ratio, minimum fixed charge coverage ratio, maximum consolidated debt ratios and minimum consolidated net worth levels.

        We have an unsecured committed line of credit with a syndicate of banks led by Bank of America, N.A. for $130 million, consisting of a maximum of $120 million available for funded debt and financial letters of credit and $10 million for performance letters of credit. The line of credit expires on May 31, 2004. At December 31, 2001, we had borrowed $72.5 million and the bank had issued $2.0 million of financial letters of credit on our behalf under the $120 million revolver and $20.6 million of performance letters of credit on our behalf. At December 31, 2001, $13.5 million of the remaining $34.9 million unused under the line was available for funding as a result of a limit on the maximum funded debt available based on our leverage ratio covenant. The line of credit provides for interest at either the bank’s base rate or 1.75% over the Interbank Offered Rate (“IBOR”), reducing in steps (to a maximum reduction of .75%) as specified leverage ratios are attained. The variable percentage depends on our leverage ratio at the end of the preceding quarter. At December 31, 2001, the variable percentage under the line of credit for the IBOR borrowing was 1.75%, and the effective borrowing rate was 3.68% per annum. We are required to comply with financial and other covenants, including limitations on the incurrence of debt, dividends and similar distributions and maintenance of minimum fixed charge coverage ratios and minimum consolidated net worth levels.

        Other than normal property and equipment additions and replacements and commitments under our Performance Unit Plan, we currently do not have any significant capital expenditures or outlays planned. If we acquire any additional business in the future, however, additional working capital may be required.

        We believe that our internally generated funds and amounts that are expected to be available to us under our uncommitted facility and line of credit are adequate to provide for our currently identifiable working capital requirements for at least the next 12 months.

Recently Issued Accounting Standards

        Statements of Financial Accounting Standards No. 141—Business Combinations and No. 142—Goodwill and Other Intangible Assets (SFAS 142) were issued by the Financial Accounting Standards Board (FASB) in July 2001. SFAS No. 141 eliminates the pooling of interest method of accounting for business combinations after July 1, 2001. This statement also changes the criteria to recognize intangible assets apart from goodwill. SFAS No. 142 no longer permits amortization of goodwill (including goodwill existing prior to the date of adoption of SFAS 142) on intangible assets with indefinite lives. Instead, goodwill must be tested for impairment using a fair value approach in accordance with SFAS 142. We will apply the new rules on accounting for goodwill beginning in the first quarter of fiscal 2002. We are currently in the process of quantifying the impact of the new standards. However, we anticipate that virtually all amortization of goodwill as a charge to earnings will be eliminated. During fiscal 2002, we will also perform the first of the required impairment tests of goodwill, which will be completed by March 31, 2002.

Quantitative and Qualitative Disclosure About Market Risk

        We are exposed to market risk, primarily related to foreign currency exchange rates and interest rate exposure of our debt obligations that bear interest based on floating rates. We actively monitor these exposures. To manage these exposures, we may enter into a variety of derivative financial instruments to reduce our exposure to market risk by creating offsetting exposures. Our objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in foreign exchange rates and interest rates. It is our policy and practice to use derivative financial instruments only to the extent necessary to manage our exposures. We do not use derivative financial instruments for speculative purposes.

        Foreign Exchange Rates.    We are exposed to foreign currency exchange movements, primarily in the United Kingdom, Australia, and Hong Kong currencies. We limit exposure to foreign currency fluctuations in most of our contracts through provisions that require client payments in currencies corresponding to the currency in which costs are incurred. As a result, we generally do not need to hedge foreign currency cash flows for contract work performed. The functional currency of all significant foreign operations is the local currency. At December 31, 2001, we had forward foreign currency exchange contracts for the Hong Kong dollar to be used to fund the repayment of debt. The aggregate notional amounts of these contracts at December 31, 2001 and September 30, 2001 were $29.3 million and $30.8 million, respectively, for sale of foreign currencies. At September 30, 2000, we had $40.8 million notional amounts of forward foreign currency exchange contracts for the Hong Kong dollar to be used to fund the repayment of debt. There can be no assurance that our results will not be affected by foreign currency rate changes in the future.

        Interest Rates.    Our revolving credit facility and certain other debt obligations are subject to variable rate interest which could be adversely affected by an increase in interest rates. As of September 30, 2001, we had borrowings of $72.5 million under our credit facility. Interest on amounts borrowed under the credit facility is subject to adjustment based on certain levels of financial performance. For IBOR borrowings, the applicable margin added to IBOR can range from 1.00% to 1.75%.

        We will repay a portion of our existing indebtedness with the proceeds from this offering. We invest our cash in money market securities, which are subject to minimal credit and market risk.

BUSINESS

Overview

        We are a worldwide leader in providing a broad range of technical professional services to government agencies and large corporations. We have built leading positions based on revenues in a number of industry sectors and strategic geographic markets through a global network of more than 25 major operating offices and 14,200 employees. Our revenues have increased from $724.5 million in fiscal 1997 to $859.5 million in fiscal 1998, $994.4 million in fiscal 1999, $1,401.7 million in fiscal 2000 and $1,529.7 million in fiscal 2001, which equals a compounded annual growth rate of 20.5%.

        Our technical professional services include consulting and design services and program and construction management, as well as outsourced technical staffing and logistical support services. Our industry sectors include:

• Transit, Rail and Maritime	• Aviation
• Highways and Bridges	• Government Facilities
• Water and Wastewater	• Technical and Industrial Facilities
• Environmental Management	• Commercial Facilities

        We provide our services in the major markets of the world, including the United States, Asia, Europe, Australia and the Middle East. This combination of providing a broad range of technical professional services in a number of industry sectors and strategic geographic markets made us one of the leading design firms in the United States based on revenue in 2000, according to the 2001 McGraw Hill Engineering News Record Design Survey.

        Our clients consist of the United States and other national governments, state and local governments and agencies and private entities. The majority of our projects are under multi-year contracts on a cost-plus or a negotiated-fee basis.

        Our strategic advantage lies in our ability to build leadership positions with our clients across industry sectors, service lines and geographies. The dynamic interface among these three elements enables us to better serve our clients, drives our growth and positions us to take advantage of future opportunities.

Our Market Opportunity

        The worldwide professional services industry encompasses companies that provide highly-specialized or value-added services to other organizations. Specific services provided include consulting (technical, accounting, management, legal and advertising), business support services (engineering, environmental and facilities management, and food services), human resources management (payroll and benefits) and permanent and temporary staffing (executive, professional, clerical, health care and information technology).

        Technical professional services represents one segment of the professional services industry. This segment includes specialized engineering, consulting, design, program and construction management and outsourcing for business and government. These services are provided on infrastructure, environmental, industrial, government and commercial projects. Several thousand firms worldwide compete in this fragmented industry. According to Engineering News Record, the largest 100 global design firms generated over $41.3 billion of global revenues in 2000 and the largest 500 U.S. design firms grew at a compounded annual growth rate of 9.2% between 1998 and 2000. Design firms are a subset of technical professional services. Our design-related revenues accounted for more than 80% of our revenues in the last fiscal year.

        The principal client base includes local, state and national governments, as well as private businesses, which are becoming increasingly reliant on professional services that are either not readily available from internal resources or are not within their core competencies. Industry growth is being further led by factors ranging from population growth, outsourcing and rapid economic development to increased globalization, competition and technological advancement.

        Businesses and governments increasingly require technical professional services that span across industries, service lines and geographies, and those firms able to provide both project-specific unbundled services and integrated solutions are best positioned to meet these needs. As such, global scale combined with a full breadth of technical capabilities provide a significant advantage in developing and delivering solutions to meet the most complex challenges. In addition, because much of the technical professional services industry is dependent on the strength of long-term relationships, proximity to businesses and governments at a local level is instrumental to understanding the challenges faced by these entities, gaining their confidence and ultimately delivering comprehensive services. The technical professional services that we provide may be divided into the three principal categories of infrastructure, environmental and facilities services.

        Infrastructure Services

        Infrastructure development is a growing priority for both developed and developing countries, as continued population and economic growth place significant strains on the existing infrastructure, which includes transit, rail and maritime facilities and highways and bridges.

        Transit, Rail and Maritime.     Governments around the world continue to make significant investments in new and upgraded transit, rail and maritime facilities. Virtually every major city in the world has a significant expansion or renovation program underway. For example, the United Kingdom’s ten-year plan for the country’s rail network calls for $90 billion in spending to upgrade main inter-city rail links, improve junctions, and develop major new city center rail links. In Hong Kong, the administration has six new railway lines slated under its latest railway development strategy as part of its 15 year, approximately $25.6 billion investment plan. We have completed or currently have contracts under each of these government programs.

        Highways and Bridges.    The highways and bridges market has been fueled by major public spending projects such as the Transportation Equity Act for the 21st Century (TEA-21) in the United States, which is a five-year, $218 billion federal initiative to upgrade transportation infrastructure through 2003, the United Kingdom’s ten-year, approximately $35 billion plan, and the Hong Kong Highway Department’s major works program that is part of a nine-year, approximately $51.3 billion plan for capital works investment. We have completed or currently have contracts under each of these government programs.

        Environmental Services

        Public and private organizations’ heightened concern for environmental issues, including in particular those caused by continued agricultural, residential, industrial and commercial development, has led to a sustained increase in environmental programs. These programs encompass water supply and treatment, wastewater treatment and disposal, stormwater runoff management, solid waste management, hazardous waste treatment, brownfield reclamation and sustainable land use development, and resource management and ecology.

        Water and Wastewater.    Water quality and supply and wastewater management dominate the growth in environmental programs. Insufficient drinking water supplies, concern over the cost, quality and availability of water and the need in many parts of the world to replace aging and develop new infrastructure are critical social and economic concerns. According to the United States Environmental Protection Agency (USEPA), contamination of groundwater and surface water is one of the most serious environmental problems facing the United States. The USEPA expects that $325 billion will be needed for water and wastewater infrastructure upgrades over the next 20 years. In addition, the World Bank and the Organization for Economic Co-operation and Development (OECD) have identified water quality as one of the most serious issues currently facing developing countries. The World Bank estimates that global investments in water infrastructure will exceed $600 billion over the next decade.

        Environmental Management.    Around the world, increased environmental legislation is a significant trend. More than 1,200 sites in the United States remain to be addressed on the Superfund National Priority List and an additional 3,000 sites still need to be assessed for possible inclusion. The USEPA reports many cases of contaminated sediments from industrial discharges polluting major rivers across the country and there are incentives to convert former industrial sites to productive new uses. Outside the United States, active growth areas include environmental approvals, corporate auditing and reporting, transport infrastructure environmental reviews, urban waste management, contaminated land assessment and the preparation and implementation of environmental management plans.

        Facilities Services

        Facilities services include institutional, industrial and commercial facilities. This sector may be categorized into four segments: aviation, government facilities, technical and industrial facilities and commercial facilities.

        Aviation.    The $50 billion AIR-21 legislation in the United States has resulted in large airport improvement programs funded by increased passenger facility charges. While the events of September 11, 2001 have temporarily dampened demand for airport facility expansion, we believe that the longer term need to increase aviation infrastructure still exists. In addition, the United States Aviation and Transportation Security Act authorizes up to $1.5 billion in 2002 and 2003 to increase security at airports, including redesigning of facilities. Government spending has fueled major airport maintenance and expansion programs in order to meet present and future travel needs.

        Government Facilities.    In the public sector, technological advancement and shifts in governmental priorities are the principal drivers of demand. Some examples include: a renewed focus on security systems; replacement and renovation of older buildings; new research and testing facilities for the U.S. Department of Energy; new support and training facilities for the U.S. Department of Defense; construction of courthouses and drug treatment facilities; and expansion and renovation of education facilities.

        Outside the United States, there is strong demand in Hong Kong for public housing, including new towns, and in the United Kingdom, there is strong demand for expanded and modernized health and school facilities.

        Technical and Industrial Facilities.    This sector includes facilities for such markets as manufacturing and distribution, financial, newspapers and publishing, information technology and communications, food and beverage, research and development, and aerospace. These facilities are technically driven with significant mechanical and electrical engineering requirements. Consequently, the clients in this sector often need front-end consulting to help them in developing solutions to these needs. Integrated project delivery is important in this sector due to client demands for single source responsibility and speed to market, as well as the trend towards outsourcing of facilities management functions. Both commercial and technical and industrial facilities are more sensitive to economic cycles than government facilities. Outside the United States, the outlook for the natural resources mining sector, particularly in Australia and Asia, has improved.

        Commercial Facilities.    This sector includes office buildings and office campuses and leisure and entertainment venues, such as hotels and theme parks. There is an increased demand for energy-efficient and environmentally sensitive building systems as well as design solutions to optimize employee satisfaction and productivity. This sector requires such skills as architecture, interior and workplace design, information technology and structural, mechanical and electrical engineering.

Our Competitive Strengths

        We have the experience, personnel and infrastructure to lead our clients through their most complicated and critical technical undertakings. We create value by leveraging our worldwide network of industry knowledge and technical expertise across global geopolitical bases to provide superior technical professional advice and services. We believe that our approach, as outlined below, distinguishes us from our competitors.

        We combine global geopolitical reach with technical expertise

        We have a global network of 14,200 employees in ten operating units with projects in more than 60 countries. This allows us to deliver technical professional services solutions to the most complex challenges. Also, our clients benefit from a firm that possesses intimate local knowledge and expertise yet is supported by the size, presence and leverage of one of the world’s largest professional service companies. Nevertheless, each of our operating units has retained its individual niche service line- or industry-specialization, brand name, local reputation and client relationships. We operate through a number of wholly owned subsidiaries and use the following primary brand names:

AECOM	FaberMaunsell
Consoer Townsend Envirodyne Engineers	Maunsell
DMJM Aviation	McClier Corporation
DMJM+HARRIS	Metcalf & Eddy
DMJMH + N	Turner Collie & Braden

        We are diversified across service lines, industry sectors and geographies

        We believe that we are among the leaders in offering a broad array of technical professional services to our clients, with depth of industry and service line experience and expertise in many engineering segments. We are able to deploy our professionals across the world to work on a particular assignment. This diversification enables us to take advantage of changing business, technological and economic conditions worldwide, and allows us to better manage through market cycles.

        We have long-standing relationships with a number of large corporations and government entities

        During our nearly 100 years of experience, we have developed long-term relationships with a number of large corporations and government entities worldwide. We have gained experience from successfully completing thousands of projects that allow us to apply proven solutions to client problems. Our commitment to client satisfaction serves to strengthen and extend our relationships. More than two-thirds of our top 100 clients in fiscal 2001, ranked by revenues, have been our clients for at least five years. Leveraging these relationships for repeat business opportunities and expanding the scope of value-added services provides other significant growth potential.

        We have successfully identified, executed and assimilated acquisitions of other companies

        Since the beginning of fiscal 1996, we have acquired 15 firms. Each firm has performed in line with, or exceeded, expectations and is performing above pre-acquisition operating levels. We measure the success of our acquisitions in several ways, including: (a) retaining key members of the acquiree’s management team, and, where appropriate, broadening their roles and responsibilities within our company; (b) the acquiree’s meeting or exceeding its pro forma financial plan; and (c) the acquiree’s assisting our other operating companies, and/or benefiting from them, in new business development. As part of our long-term strategic planning process, these firms were chosen specifically to add complementary service lines or industry expertise or to broaden our geographic reach. The performance of our acquisitions reflects our disciplined strategy, which aims to ensure that acquisition targets offer compelling fit and synergy opportunities.

        We possess talented, experienced and motivated employees

        We have a highly talented, dedicated and experienced work force, strategically located across the globe, led by a proven, motivated executive management team. Our executive officers have an average of 22 years of experience with us, and 33 years in our industry. As one of the largest employee-owned companies in our industry, our philosophy has long been directed at providing employee incentives and benefits designed to optimize performance and to ensure our ability to attract and retain a quality work force.

Our Strategy

        Our strategy is to maintain our leadership position in each industry sector, service line and geographic area in which we operate, using the following key elements:

        Continue diversification in industry sectors, service lines and geographic regions, primarily through acquisitions

        We will continue to seek out and acquire companies that have technical niche and regional leadership positions that will complement or expand our current expertise and geographic presence. We will expand the roles of the acquired companies and their management, while capitalizing on their brand names in their niches. Our acquisition approach enables our operating companies to continue to focus on their core businesses while we overlay strategic initiatives to cross-sell and share complementary talents.

        The acquisition of Oscar Faber in October 2001 exemplifies our strategy in several ways. Oscar Faber’s primary geographic markets are in the U.K. and Asia, which are areas targeted by us for strategic growth. Its management team has assumed broader responsibilities for management of our U.K. operations. We continue to benefit from the strength of the Faber brand name and the acquisition strengthened us in our three main technical service lines: facilities, infrastructure and environment, which will enhance our ability to cross sell.

        Increase cross-selling and technology transfer

        Our strategic planning process emphasizes the cross-selling of our combined expertise and geographic presence among all our operating companies. This enables us to present ourselves to our clients as one of the world’s largest technical professional service companies when the project or client requires this capacity. For example, we recently brought together our expertise in transit and rail, geotechnical, tunneling and environmental services and combined that expertise with our long-standing presence in the New York area to be selected for the preliminary engineering design for the new Second Avenue Subway line in New York City.

        Maintain and expand our long-standing client relationships

        We have developed long-standing relationships with a number of government agencies worldwide as well as many large corporations. We will continue to focus on our commitment to client satisfaction to strengthen and expand these relationships. In some cases, these relationships span decades. For example, we have provided services for the District of Columbia Water & Sewer Authority since 1935, the Illinois State Toll Highway Authority since 1956 and the Hong Kong administration since 1973.

        Retain and recruit highly experienced personnel

        The most valuable asset of any professional services company is its personnel. We have a highly talented, dedicated and experienced work force. We will continue to provide our employees an opportunity for ownership and other incentives and benefits designed to optimize their performance and to enhance our ability to attract and retain personnel. We believe that these programs align the interests of our personnel with those of our clients and stockholders and foster the cross-selling and technology transfer described above.

Services

        We offer our technical professional services individually or on an integrated basis for clients, including those described below.

        Design, Engineering and Consulting

        We provide consulting, planning, design and engineering services on a fee basis across all of our industry sectors. Our design and engineering services include civil, structural, geotechnical, mechanical, process and environmental engineering, as well as architectural and interior design. We also provide consulting and planning services and related specialty technical services to various industry sectors, including master planning, strategic planning, communications and security, policy development, urban planning, financial planning, intelligent traffic systems engineering and logistics planning.

        In addition to the consulting, planning, design and engineering services listed above, which often span across industry sectors, we also provide niche specialty services within industry sectors. For example, in the transportation sector we provide ridership and revenue studies, demand modeling, tunneling and ventilation, fueling systems and traffic management centers. For the environmental sector, we provide regulatory compliance planning, environmental modeling, sanitary engineering, brownfield reclamation and sustainable land use development programs. For the facilities sector we provide rollout programs, supply web analysis, workplace strategies and operations rationalization.

        Program Management and Construction Management

        We provide program management and construction management on a fee basis across all of our industry sectors. These services may begin with a small consulting contract and develop into an overall management role of the project or a series of projects. Program and construction management contracts typically employ a staff of 10 to more than 100 persons and, in many cases, operate as outsourcing arrangements with our staff being located at the project site.

        Some private clients for whom we have completed consulting and preliminary design services have agreed to have us provide them with a negotiated guaranteed maximum price for the design and build phase of the project. This type of construction management is conducted on a negotiated-fee basis and, though we are allowed to include contingencies and a fee for the services, we do assume the risk for the completion of the construction. In these cases, we subcontract all of the construction activities and add a contingency and fee prior to negotiating the guaranteed maximum. In the case of specialty public projects, we also do construction management at risk, as well as for a fee, but in these cases we will typically subcontract the construction phase to contractors.

        While these integrated services are important skills to offer our clients, construction management at risk projects only represent approximately 15% of total net revenues for fiscal 2001.

        Outsourcing

        We offer outsourced technical staffing and logistical support services. We also provide support services at major facilities and complexes for the United States government, which we refer to as operations and maintenance services. Contracts for outsourcing, including operations and maintenance, are typically charged on a cost-plus basis, or a bid fee for negotiated services. Except for key management personnel, most of the operations and maintenance business personnel are employed for a period not in excess of the term of the contract on which they are working. Services provided by us include the operation and maintenance of housing, community facilities, life support systems, infrastructure, fire protection, security, utilities and vehicle maintenance. We also provide recruitment and placement of technical staff and services for cities that have outsourced all or a portion of their engineering or planning functions.

Industry Sectors

        We group the industry sectors in which we operate into three segments: the Americas-Infrastructure Group, the Americas-Facilities Group and the Global Group. The strength and diversification of each of these three segments as well as the interfaces between them are key elements of our strategy. The overlap of skills between these segments and the industry sectors and geopolitical regions that comprise them also provides our individual operating companies with the understanding of how to best utilize all of our technical resources.

        Other interfaces between the segments result from the fact that many large-scale infrastructure and facility projects include a number of different areas of expertise. As an example, an airport program may involve major buildings and infrastructure or some of our infrastructure operating companies may provide services for facility projects such as new town developments. Typically the program management, construction management and design of buildings are handled by the Americas-Facilities Group, while the engineering for runways, environmental facilities, roads and other forms of transportation infrastructure is handled by the Americas- Infrastructure Group and the Global Group. Similarly, as our clients expect the best technical people for their projects, our senior staff and their support people become involved in projects in all three segments.

        The following table sets forth the revenues attributable to each of our business segments for the periods indicated:

	Year ended September 30,			Three months ended December 31,
	1999	2000	2001	2000	2001
	(in thousands)
Americas-Infrastructure Group	$415,485	$ 548,189	$ 684,433	$148,639	$170,662
Americas-Facilities Group	545,532	701,113	564,339	141,274	128,931
Global Group	32,919	151,334	277,475	61,788	96,251

Total (1)	$993,936	$1,400,636	$1,526,247	$351,701	$395,844

(1)	See reconciliation in Note Q to the Notes to our Consolidated Financial Statements appearing elsewhere in this prospectus.

        The following are the various industry sectors and geopolitical regions within our three business segments:

        Americas-Infrastructure Group

        Transit, Rail and Maritime.    We offer consulting, planning, design, engineering, program and construction management and other services for light rail, heavy rail (including high speed, commuter and freight), multimodal transit projects and ports and harbors. In fiscal 2001, we provided services in connection with such major transit, rail and maritime programs as the:

•	Southern New Jersey Light Rail—for our client, New Jersey Transit, a 34-mile transit system in Burlington, Camden and Mercer Counties, New Jersey;

•
Alameda Corridor in Los Angeles—for our client, the Alameda Corridor Transportation Authority, a 20-mile express freight rail line that will connect the ports of Los Angeles and Long Beach to the transcontinental rail network east of downtown Los Angeles;

•
Washington Metrorail and Metrobus System—for our client, Washington Metropolitan Area Transit Authority, on-call services for broad engineering support of the rail and bus transit system in Washington, DC;

•	Pier 400 in Los Angeles—for our client, the Port of Los Angeles, infrastructure access for a pier that, when completed, will be the largest exclusive container terminal in the world; and

•
Tren Urbano Rapid Transit System in Puerto Rico—for our client, the Department of Transportation of the Commonwealth of Puerto Rico, a double track, 14 station, 10.6-mile light rail line that will be the first rapid transit system in the Caribbean.

        In addition, we were recently selected for the preliminary engineering design for the new Second Avenue Subway line in New York City.

        Highways and Bridges.    We offer consulting, planning, design, engineering, program and construction management and other services in connection with interstate, primary and secondary urban and rural highway systems and bridge projects. In fiscal 2001 we provided services in connection with such major highway and bridge programs as the:

•	Maricopa Country Arizona Regional Freeway System—for our client, the Arizona Department of Transportation, general consulting services for this 107-mile regional freeway system;

•	Texas Turnpike—for our client, the Texas Turnpike Authority, three sections of a new turnpike facility with electronic toll collection in Austin, Texas;

•	Williamsburg Bridge—for our client, the New York Department of Transportation, the renovation of the largest suspension bridge crossing New York’s East River;

•
Chicago Skyway—for our client, the Chicago Department of Transportation, consulting engineering, including system inspection and repair recommendations, for the 7.8-mile toll bridge connection between Interstate 94 and Interstate 90 at the Illinois-Indiana border; and

•	US Route 17—for our client, the New Jersey Department of Transportation, the renovation of a 15-mile section of Route 17 in Bergen County.

        Water and Wastewater.    We offer consulting, planning, design, engineering, program and construction management and other services for water and wastewater treatment and transmission facilities. During fiscal 2001, we provided services in connection with such major water/wastewater facilities as the:

•	Nashville Overflow Abatement Program—for our client, the Davidson County Metropolitan Department of Water/Sewage Services, including a new 160-million gallon-per-day wastewater treatment plant;

•	Massachusetts Water Resource Authority—for our client, the Massachusetts Water Resources Authority, the wastewater treatment facility at Deer Island as part of the Boston Harbor Cleanup program;

•	Croton Water Supply System in New York—for our client, the New York Department of Environmental Protection, a new water treatment facility in New York;

•	South Austin Texas Regional Wastewater Treatment Plant—for our client, the City of Austin, Texas, an expansion of the regional wastewater treatment facility; and

•	Blue Plains Advanced Wastewater Treatment Plant—for our client, the District of Columbia Water and Sewer Authority, a 370-million gallon-per-day advanced treatment facility.

        Environmental Management.    We offer planning and analysis, remediation design and management, development of waste handling practices, testing and monitoring and other environmental management services. During fiscal 2001, we provided services in connection with such major environmental management programs as the:

•	Environmental Protection Agency Response Action Contract—for our client, the U.S. Environmental Protection Agency, technical support for the remediation of Superfund sites throughout New England;

•	Reynolds Aluminum Remediation—for our client, Reynolds Metals Company, a dredging and remediation program for the St. Lawrence River, Massena, New York;

•	Griffis Air Force Base Soil Remediation—for our client, the U.S. Air Force, a site remediation program prior to converting a base in Rome, New York to civilian use;

•
Florida Dry Cleaner Site Remediation Program—for our client, the Florida Department of Environmental Protection, a state-wide program to analyze and remediate contaminated soils at dry cleaner sites; and

•
Fort Trumbull Peninsula Plan—for our client, New London Development Corporation, a brownfield redevelopment program to reclaim contaminated land on Fort Trumbull Peninsula in New London, Connecticut for future commercial use.

        Americas-Facilities Group

        Aviation.    We offer consulting, planning, design, engineering, program and construction management and other services for aviation facilities. During fiscal 2001, we provided services in connection with such major aviation facilities as the:

•	American Airlines Terminal—for our client, American Airlines, a new 2.2 million square foot terminal at John F. Kennedy International Airport in New York;

•	United Airlines Cargo Facility—for our client, United Airlines, a 450,000 square foot advanced cargo handling facility at Chicago’s O’Hare International Airport;

•
Ronald Reagan Washington National Airport and Washington Dulles International Airport Expansion Program—for our client, Metropolitan Washington Airports, a 10-year renovation and modernization program;

•	Chicago O’Hare International Airport Expansion Program—for our client, the Chicago Department of Aviation, an expansion and modernization program; and

•	Salt Lake City International Airport Expansion Program—for our client, the Salt Lake City Department of Airports, an expansion and modernization program.

        Government Facilities.    We offer consulting, planning, design, engineering, program and construction management and other services for government facilities of all types. During fiscal 2001, we provided services in connection with such major government facilities as the:

•	U.S. Department of Defense Army Camp in Doha, Kuwait—for our client, the U.S. Army, operations and maintenance services for a facility serving more than 5,000 military personnel;

•	Detroit Public School System Renovation and Expansion Program—for our client, the Detroit Public School System, a facilities renovation and expansion program;

•	U.S. Department of Defense Pentagon Renovation—for our client, the Department of Defense, a 10-year renovation program;

•	FEMA Emergency Management Response Program—for our client, the Federal Emergency Management Agency, on-call services for disasters and emergencies; and

•	U.S. Government Classified Projects.

        Technical and Industrial Facilities.    We offer consulting, planning, design, engineering, program and construction management and other services on an independent or fully integrated basis for a variety of niche markets including manufacturing, distribution, aviation, aerospace, newspapers and printing, pharmaceuticals and research and development, food and beverage and information technology and communications facilities. This technical facility expertise has been cross sold into Global Group geographic markets. During fiscal 2001, we provided services in connection with such major technical and industrial facilities as the:

•	New York Post Production Plant—for our client, the New York Post (a subsidiary of The News Corporation), a 430,000 square foot newspaper printing and distribution facility in South Bronx, New York;

•	Sky Chefs Flight Kitchens—for our client, LSG Sky Chefs (a Lufthansa subsidiary), an upgrade and new construction program of Sky Chefs global network of flight kitchens;

•	Bank of America Trading Facilities—for our client, Bank of America, an 80,000 square foot trading facility in New York City;

•	Greater Philadelphia Newspaper Production Facility—for our client, the Journal Register Company, a 100,000 square foot newspaper printing and distribution facility in Philadelphia, Pennsylvania; and

•	Equinix Data Management Center—for our client, Equinix Inc., a 130,000 square foot data center in Chicago, Illinois.

        Commercial Facilities.    We offer consulting, planning, architectural and interior design, engineering, program and construction management and other services for a variety of commercial projects including corporate headquarters, high-rise office towers, building renovations, corporate campuses and large-scale master planned communities. During fiscal 2001, we provided services in connection with such major commercial facilities as the:

•	BMC Software, Inc.—for our client, BMC Software, Inc., a new office campus in Houston, Texas;

•	Cinco Ranch—for our client, Terrabrook, the master plan and implementation of a 5,300 acre master planned community in Houston, Texas;

•	RAND Corporation—for our client, RAND Corporation, a new headquarters complex in Santa Monica, California;

•	Charles Schwab & Co., Inc.—for our client, Charles Schwab & Co., Inc., a new office campus in Phoenix, Arizona; and

•	Hughes Center Commercial Complex—for our client, Lowe Enterprises, a 1.4 million square foot commercial facility in Los Angeles, California.

        Global Group

        Infrastructure.    We offer consulting, planning, design, engineering, program and construction management and other services to clients predominantly in the transit, rail and maritime, highways and bridges, water and wastewater, and environmental management sectors. The Global Group has also developed specialized expertise in tunneling, geotechnical and long-span bridge engineering that has been cross-sold into certain large United States infrastructure projects. During fiscal 2001, we provided services in connection with such major global infrastructure programs as the:

•	Copenhagen Metro System—for our client, COMET (a joint venture servicing the Metro System of Copenhagen), a 21-kilometer light rail line;

•	Kuala Lumpur Elevated Highway—for our client, PERCON (a joint venture servicing the Government of Malaysia) design of a new 7.9-kilometer elevated highway in Kuala Lumpur, Malaysia;

•	Tsing Lung Bridge—for our client, Hong Kong Highways Department, the new Tsing Lung Bridge, which will be the third longest suspension bridge in the world with a main span of 1,418 meters;

•	Inner City Bypass—for our client, Leighton Contractors, a 4.5-kilometer urban arterial roadway in Brisbane, Australia; and

•	Nottingham Express Transit System—for our client, Carillion Infrastructure Projects, a new 14-kilometer tram system to serve the greater Nottingham, England area.

        Facilities.    We offer consulting, planning, design, interior design, building and structural engineering, program and construction management and other services, especially in the United Kingdom, Hong Kong, China and Singapore. During fiscal 2001, we provided services in connection with such major global facilities programs as the:

•
New Town Development Programs—for our client, Hong Kong Territory Development Department, infrastructure for the Shatin, Tai Po and Tseung Kwan O New Towns in Hong Kong with a projected combined population of 1.5 million;

•	Housing Development Programs—for our client, Hong Kong Housing Authority, a broad range of services for numerous public housing projects in Hong Kong;

•	BBC Broadcasting House—for our client, British Broadcasting Corporation, an 800,000 square foot broadcasting and office complex in London;

•	Paddington Central Commercial Development—for our client, Development Securities, a 700,000 square foot mixed-use commercial development in London; and

•	Oxford Chemistry Research Building—for our client, University of Oxford, a 200,000 square foot advanced chemistry research laboratory.

        The last three projects listed above were performed by Oscar Faber plc, which merged with us on October 11, 2001.

Clients

        Our clients consist primarily of the United States and other national governments, state and local governments and agencies and large corporations. The following table sets forth our total revenues attributable to these categories of clients for each of the periods indicated:

	Year ended September 30,						Three months ended December 31,
	1999	%	2000 (1)%		2001	%	2000	%	2001	%
	(dollars in thousands)
U.S. Government	$218,176	22%	$ 265,521	19%	$ 205,340	13%	$ 42,277	12%	$ 43,750	11%
Private entities	366,203	37	503,327	36	576,929	38	147,894	42	141,087	36
State and local governments and agencies	374,107	38	500,092	36	598,112	39	122,446	35	167,538	42
Non-U.S. governments	35,450	3	131,696	9	145,866	10	39,084	11	43,469	11

Total (2)	$993,936	100%	$1,400,636	100%	$1,526,247	100%	$351,701	100%	395,844	100%

(1)	Includes services and projects performed by our Maunsell and Metcalf & Eddy, Inc. operating companies for approximately the last five months of fiscal 2000.
(2)
For a reconciliation to the consolidated totals, see Note Q to the Notes to our Consolidated Financial Statements and Note E to the Notes to our Interim Consolidated Financial Statements appearing elsewhere in this prospectus.

        Other than the United States Government, no single client accounted for 10% or more of our revenues in any of the past five fiscal years. For fiscal 2001, our top 25 projects accounted for only 21% of our total revenues.

Contracts

        The price provisions of the contracts we undertake can be grouped into two broad categories: cost-plus and fixed-price. The majority of our contracts are of the cost-plus type.

        Cost-plus contracts, which is the predominant contracting method in the Americas, provide for reimbursement of costs and overhead incurred by us plus a predetermined fee. Under some cost-plus contracts, our fee may be based on quality, schedule and other performance factors.

        Fixed-price contracts, which is the most common contracting method outside the Americas, are of two types. The first involves performing an estimated number of units of work at an agreed price per unit, with the total payment under the contract determined by the actual number of units performed. The second involves performing all of the work under the contract for a specified lump-sum. Lump-sum contracts are ordinarily subject to price adjustments if the scope of the project changes.

        Many of our lump-sum contracts are negotiated and arise in the design of projects with a specific, known scope, similar to construction management at risk. Under construction management at risk for private clients, we are responsible for the design of the facility, and then the contract price is negotiated after we have secured specific bids from various subcontractors and added a contingency and fee. Under certain fixed-price contracts for public sector clients, we may act as the general contractor on the project, but subcontract on a fixed-price basis the construction to other contractors. Some of our contracts require us to provide performance bonds to assure our clients that their project will be completed. We have mitigated the risks of lump-sum contracts by contracting to complete the projects based on our design as opposed to a third party’s design, by not self-performing the construction, by not guaranteeing new or untested processes or technologies and by working only with experienced contractors with whom we have a significant history and who predominantly are bonded. When a public agency seeks a design and construct approach for major infrastructure projects, we typically act as the fixed-price design subcontractor to the general construction contractor and do not assume overall project or construction risk.

        Some of our larger contracts operate under joint ventures or other arrangements under which we team with major companies with whom we have worked for many years. This is often done when we want to strengthen either our geopolitical position or our technical skills.

        Some of our contracts relate to projects that have elements that are classified for national security reasons. Although most of our contracts are not themselves classified, persons with high security clearances are often required to perform portions of the contracts. We believe that our employment of personnel with high security clearances is helpful in obtaining such contracts.

        Doing business with governments, including the United States government, is complex and requires the ability to comply with intricate regulations and satisfy periodic audits. We believe that the ability to understand these requirements and to successfully conduct business with government agencies is a barrier to entry for smaller, less sophisticated competitors.

Backlog

        Our total backlog as of December 31, 2001 was $1,605.2 million, of which we expect $1,002.8 million to be completed within the next twelve months. Our total backlog as of September 30, 2001 was $1,579.2 million, of which we expect $1,034.1 million to be completed within the next twelve months. Our total backlog as of September 30, 2000 and 1999 was $1,573.7 million and $762.2 million, respectively.

        In the case of non-government customers, backlog includes future revenue at contract rates plus estimates for pass through costs, in respect of executed contracts, excluding contract renewals or extensions that are at the discretion of the client. In the case of contracts with government clients, backlog includes the extent of the funding authorization received. Contracts with a not-to-exceed maximum amount are included to the extent of the remaining estimated amount. Backlog is calculated without regard to possible project reductions or expansions or potential cancellations until such changes or cancellations occur.

        Backlog is expressed in terms of gross revenues and therefore may include significant estimated amounts of third party, or pass through costs. Moreover, our backlog for the period beyond 12 months may be subject to large variations from year to year as contracts are completed or renewed or major new contracts are awarded. As a result, we believe that year-to-year comparisons of the portion of backlog expected to be performed more than one year in the future are difficult to interpret and not necessarily indicative of future revenues or profitability. Because backlog is not a defined accounting term, our computation of backlog may not necessarily be comparable to that of our peers.

Marketing

        We coordinate and supplement, when appropriate, the marketing strategies of our operating companies. This includes our cross-selling initiatives. However, each of our major operating companies has the primary responsibility for client development within its technical specialties and geographic region. In marketing their services, our operating companies emphasize their long operating histories, their willingness to undertake creative and demanding assignments, and prior professional achievement. We believe that client satisfaction as well as professional excellence and technical achievement are important factors in our business.

Insurance and Risk Management

        We maintain insurance covering professional liability, as well as for claims involving bodily injury and property damage. We have historically enjoyed a favorable loss ratio in all lines of insurance and management considers our present limits of liability, deductibles, and reserves to be adequate. Wherever possible, we endeavor to reduce or eliminate risk through the use of quality assurance/control, risk management, workplace safety and similar methods to eliminate or reduce the risk of losses on a project. Furthermore, some of our operating subsidiaries are quality certified under ISO 9000 or an equivalent standard. ISO 9000 refers to international quality standards developed by the International Organization for Standardization (ISO). ISO is a worldwide, non-governmental organization formed in 1947.

        Risk management is an integral part of our project bidding and execution process. Included in the risk management process are bidding and contract review controls, capability assessments, and quality assurance and control programs, including formal professional standards and peer review programs.

        The terrorist attacks that occurred on September 11, 2001 may have a material adverse effect on the insurance industry as a whole. Consequently, along with our competition, we will likely experience a significant increase in our insurance premiums in the future.

Personnel

        Our principal asset is our employees. At December 31, 2001, we had approximately 14,200 personnel, of whom approximately 10,000 were full time employees, approximately 400 were part-time employees and independent contractors, and approximately 3,800 were contract employees hired for specific projects. This does not include employees hired by partially owned subsidiaries. A large percentage of our employees have technical and professional backgrounds and the majority of them have bachelor and advanced degrees. We believe that we attract and retain talented employees by offering them the opportunity to work on highly visible and technically challenging projects in a stable work environment.

Employees by Segment

	As of September 30,			As of December 31, 2001
	1999	2000	2001
Americas—Infrastructure Group	3,300	4,300	4,900	4,800
Americas—Facilities Group	3,600	4,000	3,800	3,800
Global Group	300	3,800	4,000	5,600

Total	7,200	12,100	12,700	14,200

Employees by Geographic Region

	As of September 30,			As of December 31, 2001
	1999	2000	2001
United States	5,300	6,000	6,400	6,400
Europe/Middle East	600	3,200	3,200	4,400
Asia/Pacific	1,300	2,900	3,100	3,400

Total	7,200	12,100	12,700	14,200

        A portion of our work requires United States Government security clearances. We currently employ a number of persons with either “Top Secret” or “Q” security clearances.

        We believe that our employee relations are good.

Properties

        Our corporate executive offices are located in approximately 15,000 square feet of space at 555 South Flower Street, Suite 3700, Los Angeles, California. Our other major offices consist of an aggregate of approximately 2.2 million square feet worldwide. We also maintain smaller administrative or project offices. Most of our offices are leased. See Note J of Notes to our Consolidated Financial Statements included at the end of this prospectus for information regarding our lease obligations. We believe our current properties are adequate for our business operations and are not currently underutilized. Additional facilities may be added from time to time in the future as the need arises.

Legal Proceedings

        As a government contractor, we are subject to various laws and acquisition regulations that are more restrictive than those applicable to non-government contractors. Intense government scrutiny of contractors’ compliance with those laws and regulations through audits and investigations is inherent in government contracting, and, from time to time, we receive inquiries, subpoenas, and similar demands related to our ongoing business with government entities. Violations can result in civil or criminal liability as well as suspension or debarment from eligibility for awards of new government contracts or option renewals.

        We have strict policies requiring our employees to comply with all applicable legal standards relating to contract procurement and administration. We have Government Contract Compliance Officers who are responsible for assuring that we have adequate policies and procedures and monitor compliance with these procedures.

        We are a defendant in lawsuits involving alleged professional liability, personal injury, contract and other disputes arising in the normal course of our business. To some extent, these matters are covered by insurance and in other cases we are self insured. We believe that none of this litigation will result in a material adverse effect on our consolidated financial condition or results of operation.

MANAGEMENT

Executive Officers and Directors

        Our directors and executive officers are set forth below. Executive officers report directly to the Chief Executive Officer.

Name	Age (1)	Position
Richard G. Newman	67	Chairman of the Board and Chief Executive Officer
Francis S. Y. Bong	59	Chairman of Asia and Australia; Director
Raymond W. Holdsworth	58	President and Chief Executive for Americas Group
Joseph A. Incaudo	61	Executive Vice President and Chief Financial Officer
Grant G. McCullagh	50	Executive Vice President
David N. Odgers	59	Chief Executive for Global Group
H. Frederick Christie	68	Director
John W. Downer	66	Director
S. Malcolm Gillis	61	Director
Robert J. Lowe	62	Director
Joan A. Payden	70	Director
William P. Rutledge	60	Director

(1)	As of January 31, 2002.

        Richard G. Newman has been a director and Chief Executive Officer of AECOM since May 1991. He served as a director of Ashland Technology Corporation, which became AECOM in April 1990, from February 1989, and was appointed President in December 1988. Mr. Newman relinquished the office of President as of March 1, 2000 but retained the position of Chairman and Chief Executive Officer. Previously, he was President and Chief Operating Officer of DMJM from October 1985 to December 1988 and a Corporate Vice President or Vice President of DMJM from 1977 to October 1985. Mr. Newman is also a director of Southwest Water Company and 13 mutual funds under Capital Research and Management Company.

        Francis S. Y. Bong was named to the Board of Directors of AECOM with the merger of AECOM and Guy Maunsell International Limited effective as of May 4, 2000. He serves as Chairman for our operations throughout Asia and Australia. Prior to the merger, Mr. Bong was Chairman and Chief Executive of Maunsell Consultants Asia Holding Ltd. from 1997 to 2000 and he served as Managing Director of the same firm from 1987 to 1996. Mr. Bong started with Maunsell in 1975.

        Raymond W. Holdsworth was named President of AECOM as of March 1, 2000 and, since April 2001, has served as Chief Executive for our Americas Group. Prior to March 2000, Mr. Holdsworth held the position of Chairman and Chief Executive Officer of DMJM, which he had held since January 1999, when he relinquished the position of President after serving in that capacity since April 1993. Prior to his DMJM role, he served as Vice President of AECOM beginning in June 1992.

        Joseph A. Incaudo was named Executive Vice President of AECOM as of March 1, 2000. He was appointed Senior Vice President, Chief Financial Officer and Treasurer of AECOM in December 1988 and was appointed to the additional function of Chief Administrative Officer of AECOM in December 1995. Mr. Incaudo relinquished the position of Chief Administrative Officer effective March 1, 2000, at which time he was named Executive Vice President. Previously, he was Administrative Vice President, Chief Financial Officer and Treasurer of AECOM from January 1986 to December 1988. Mr. Incaudo served as Administrative Vice President, Treasurer and Chief Financial Officer of Ashland Professional and Technical Services Group from October 1984 to January 1986 and has served as Treasurer of DMJM since March 1983. Mr. Incaudo is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

        Grant G. McCullagh was named Executive Vice President of AECOM as of March 1, 2000, responsible for Corporate Operations, Corporate Development and Strategic Planning. He also provides corporate leadership relating to the cross-selling of the Americas-Facilities Group business and our construction management and integrated services. Prior to March 2000, Mr. McCullagh was responsible for our Americas-Facilities Group from June 1999 until March 2000. Mr. McCullagh has been President and Chief Executive Officer of The McClier Corporation since 1988, when the company was founded, until he relinquished this role in April 2001. In December 1998, Mr. McCullagh relinquished the position of President of McClier but retained the positions of Chairman and Chief Executive Officer. He was named Chairman, President and Chief Executive Officer of Holmes & Narver, Inc. effective October 1, 1997. In June 1999, he relinquished the position of President but retained the positions of Chairman and Chief Executive Officer until March 2000.

        David N. Odgers is Chief Executive of our Global Group, headquartered in London. Prior to the merger of AECOM and Maunsell, he served as Chief Executive of Maunsell since 1998. Before that, Mr. Odgers served as Chief Executive of Maunsell Pty Ltd, Australia, from 1989 to 1998. He has served in a variety of increasingly responsible positions with various organizations in the Maunsell Group since he started with that firm in 1965.

        H. Frederick Christie was named to the Board of Directors of AECOM effective as of August 1, 1990. From 1987 until his retirement in 1989, Mr. Christie served as President and Chief Executive Officer of The Mission Group, where he was responsible for all of the non-utility subsidiaries of SCEcorp., the parent company of Southern California Edison Company. Mr. Christie served as President and a Director of Southern California Edison Company from November 1984 until September 1987, after having previously served as Executive Vice President and Treasurer. He is also a director of 19 mutual funds under Capital Research and Management Company, Valero LLP, IHOP Corp., Southwest Water Company and Ducommun Incorporated.

        John W. Downer was named to the Board of Directors of AECOM effective as of May 4, 2000. He serves as a special consultant to AECOM with a focus on our global operations. Mr. Downer served as Group Chief Executive of Maunsell and its predecessor firms from 1989 to 1998, at which time he was appointed Chairman. Mr. Downer has held increasingly responsible officerships with the Maunsell Group since he started with that firm in 1963 and was Managing Director in Asia from 1969 to 1998, during which time Maunsell grew to become the largest consulting engineering firm in Asia.

        S. Malcolm Gillis was named to the Board of Directors of AECOM effective as of January 20, 1998. Dr. Gillis has been President of Rice University since July 1993. Before assuming the presidency of Rice, Dr. Gillis served at Duke University from 1984 to 1993, where he served as Dean of the Faculty of Arts and Sciences from 1991 to 1993, and Harvard University, where he did extensive teaching and consulting in the area of international economics from 1969 to 1984, with particular emphasis on Latin America and Asia, working with heads of state on economic policy issues. Dr. Gillis serves as a Director of the Federal Reserve Bank of Dallas. Dr. Gillis also serves on the Boards of various educational and charitable organizations and government commissions and committees.

        Robert J. Lowe was named to the Board of Directors of AECOM effective as of February 18, 1993. Mr. Lowe is Chairman and Chief Executive Officer of Lowe Enterprises, Inc. and its affiliated companies. He was the principal founding shareholder in 1972 of the corporation that became Lowe Enterprises, Inc. Mr. Lowe also serves on the board of Claremont McKenna College and on the boards of various charitable organizations and government commissions and committees.

        Joan A. Payden was named to the Board of Directors of AECOM effective as of February 18, 1997. Ms. Payden is President and Chief Executive Officer of Payden & Rygel, an investment advisory firm that focuses on the management of global institutional assets for its clients. Ms. Payden founded the company in 1983 and she is currently the majority shareholder. Ms. Payden also serves on the Board of Directors of the Automobile Club of Southern California.

        William P. Rutledge was named to the Board of Directors of AECOM effective November 29, 1998. Mr. Rutledge currently serves as Chairman of Communications & Power Industries of Palo Alto, California.
Mr. Rutledge was President and Chief Executive Officer of Allegheny Teledyne, Inc. from August 1996 until his retirement in 1997. Mr. Rutledge also serves on the Board of Directors of First Federal Bank in Santa Monica, California, Computer Sciences Corporation in El Segundo, California and Sempra Energy Corporation, San Diego, California, and on the Board of Trustees of Lafayette College, KCET Public Television, Saint John’s Health Center and the World Affairs Council of Los Angeles.

Composition of the Board of Directors

        In accordance with the terms of our Restated Certificate of Incorporation, the terms of office of our board of directors are divided into three classes:

•	Class I directors, whose term will expire at the annual meeting of stockholders to be held in 2003;

•	Class II directors, whose term will expire at the annual meeting of stockholders to be held in 2004; and

•	Class III directors, whose term will expire at the annual meeting of stockholders to be held in 2005.

        Our Class I directors are Richard G. Newman and Joan A. Payden, our Class II directors are John W. Downer, Robert J. Lowe and William P. Rutledge, and our Class III directors are Francis S. Y. Bong, H. Frederick Christie and S. Malcolm Gillis. At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any vacancies in our classified board will be filled by the remaining directors and the elected person will serve the remainder of the term of the class to which he or she is appointed. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control or management of our company.

Committees of the Board of Directors

        The audit committee of our board of directors consists of William P. Rutledge (Chairperson), H. Frederick Christie and S. Malcolm Gillis. The audit committee, which is composed solely of independent directors, makes recommendations to our board of directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, and reviews and evaluates our audit and control functions.

        The compensation committee of our board of directors consists of H. Frederick Christie (Chairperson), S. Malcolm Gillis, Joan A. Payden and William P. Rutledge. The compensation committee, comprised solely of outside directors, oversees our equity compensation plans and makes decisions concerning salaries and incentive compensation for our employees and consultants.

        The nominating committee of our board of directors consists of S. Malcolm Gillis (Chairperson), H. Frederick Christie and Robert J. Lowe. The nominating committee makes recommendations to the board of directors regarding nominees to be proposed by the board of directors for election as directors and evaluates the size and composition of the board of directors. The nominating committee will consider written suggestions from stockholders regarding potential nominees for election.

        The strategic planning committee of our board of directors consists of Robert J. Lowe (Chairperson), Francis S.Y. Bong, John W. Downer and Joan A. Payden. The strategic planning committee works with our management in developing our five-year strategic plan and our annual operating plan.

Compensation Committee Interlocks and Insider Participation

        None of the members of the compensation committee of our board of directors is an officer or employee of our company. No executive officer of our company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee.

Compensation of the Board of Directors

        Those of our directors, who also serve as officers or consultants of AECOM or its subsidiaries, are not currently compensated by us for meeting attendance or performing any other function of the Board. Any director who is not an employee or consultant is paid a retainer of $24,000 per year ($30,000 in the case of the chairpersons of the compensation and audit committees and $26,400 in the case of the chairpersons of the strategic planning and nominating committees), plus $1,000 for the first board or committee meeting or function attended on any given day and $500 for each additional meeting attended on the same day. Our non-employee directors are entitled to defer some or all of their annual retainers and meeting fees to our Non-Qualified Stock Purchase Plan and receive common stock units.

        Each non-employee director, at the time he or she is first elected to our board of directors, will receive options to purchase 5,000 shares of our common stock. Each non-employee director is entitled to receive additional options to purchase up to 2,500 shares of our common stock on the date of our annual meeting during the term of the 1995 Stock Incentive Plan. The exercise price for the options is the market value of our common stock on the date of grant and the options are exercisable six months after the grant date.

        Our board has granted to Mr. Downer options to purchase 20,000 shares of our common stock at an exercise price equal to the initial public offering price. The options will vest six months after the closing of this offering and will expire seven years from the grant date. The options were granted under our 1995 Stock Incentive Plan.

Limitation of Directors’ Liability and Indemnification

        As permitted by Delaware law, our Restated Certificate of Incorporation contains a provision eliminating the personal liability of our directors to us and our stockholders for monetary damages for breaches of their fiduciary duty as directors to the fullest extent permitted by the General Corporation Law of Delaware. Under the present provisions of the General Corporation Law of Delaware, our directors’ personal liability to us and our stockholders for monetary damages may be so eliminated for any breach of fiduciary duty as a director other than (i) any breach of a director’s duty of loyalty to us or to the stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law, (iii) dividends or stock repurchases or redemptions that are illegal under Delaware law, and (iv) any transaction from which a director receives an improper personal benefit. This provision pertains only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers. As a result of the inclusion of such provision, stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against the challenged conduct.

        Our Bylaws require us to indemnify our officers and directors against expenses and costs, judgments, settlements and fines reasonably incurred in the defense of any claim, including any claim brought by us or in our right, to which they were made parties by reason of being or having been officers or directors.

Executive Compensation

    Summary of Cash and Other Compensation

        The following table describes the compensation we paid to our chief executive officer and our five other most highly compensated executive officers during the fiscal year ending September 30, 2001:

Summary Compensation Table

	Annual Compensation				Long-Term Compensation			All Other Compensation (3),(4)
Name and Principal Position	Salary (1)	Bonus (1)	Other Annual Compensation		Restricted Stock Awards	Securities Underlying Options	LTIP Payouts (2)
Richard G. Newman	582,000	600,000	—		—	50,000	384,000	53,500
Chairman and Chief
Executive Officer

Francis S.Y. Bong	294,950	300,000	134,500	(6)	—	25,000	82,875	245,600
Director and Chairman of
Asia and Australia (5)

Raymond W. Holdsworth	300,000	235,000	—		—	25,000	184,800	87,380
President and Chief
Executive for Americas
Group

Joseph A. Incaudo	291,250	225,000	—		—	25,000	168,000	83,609
Executive Vice President
and Chief Financial Officer

Grant G. McCullagh	283,720	225,000	—		—	25,000	143,500	99,158
Executive Vice President

David N. Odgers	217,075	265,000	110,000	(7)	—	25,000	82,875	114,583
Chief Executive for Global
Group (5)

(1)
Amounts shown include payments to certain executives in the form of stock units. The amounts paid in stock units were $60,000, $117,500, $45,000 and $56,250 for Messrs. Newman, Holdsworth, Incaudo and McCullagh, respectively.

(2)
Represents amounts received under our Performance Unit Plan for the performance period from fiscal 1997 through fiscal 2000. In the case of Messrs. Odgers and Bong, the amount was pro-rated for 50% of the performance period. Some or all of these payments were made in the form of stock or stock units. The amounts paid in stock or stock units were $38,400, $92,400, $168,000 and $71,750, for Messrs. Newman, Holdsworth, Incaudo and McCullagh, respectively. Messrs. Bong and Odgers received all of their payments in cash.

(3)
Amounts shown in this column include employer matching contributions under the our Global Stock Plan. Allocations of stock under our stock plan generally are provided on the same basis for all employees. Payments are made in the form of our common stock in the Employee Stock Ownership Plan, common stock units in the Non-Qualified Stock Purchase Plan or certificated shares for executives residing outside of the United States. The amounts paid as common stock were $4,072 for each of Messrs. Newman, Holdsworth and Incaudo and $4,709 for Mr. McCullagh. The amounts paid as stock units were $49,428, $83,308, $79,537 and $94,449, respectively, for Messrs. Newman, Holdsworth, Incaudo and McCullagh, and the amounts paid as certificated shares were $245,600 to Mr. Bong.

(4)
This column also includes a stock match under the Senior Executive Equity Investment Plan of certificated shares valued at $114,583 for Mr. Odgers. We will terminate the Senior Executive Equity Investment Plan at September 30, 2002. See “Certain Relationships and Related Transactions.”

(5)	Compensation of Messrs. Bong and Odgers has been converted from Hong Kong dollars and British pounds, respectively, based on exchange rates at September 30, 2001.

(6)	Includes housing allowance of $74,000, perquisites and other personal benefits, including club memberships and an automobile allowance.

(7)	Includes housing allowance of $95,000, perquisites and other personal benefits.

    Options

        The table below sets forth the options granted to named executive officers during fiscal 2001. Each option represents the right to purchase one share of our common stock. Each option vests in annual installments of 10% per year after each of the first four years and 60% after the fifth year from the grant date. No restricted stock awards were granted to named executive officers in fiscal 2001.

        The potential realizable values are based on an assumption that the stock price of our common stock will appreciate at the annual rate shown (compounded annually) from the date of grant until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. These amounts are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect our estimate of future stock price growth of the shares of our common stock.

Option Grants in Last Fiscal Year
	Individual Grants
	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal 2001	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term
Name					5%	10%
Richard G. Newman	50,000	9.3%	$13.68	11/15/2007	$278,457	$648,922
Francis S.Y. Bong	25,000	4.6	13.68	11/15/2007	139,228	324,461
Raymond W. Holdsworth	25,000	4.6	13.68	11/15/2007	139,228	324,461
Joseph A. Incaudo	25,000	4.6	13.68	11/15/2007	139,228	324,461
Grant G. McCullagh	25,000	4.6	13.68	11/15/2007	139,228	324,461
David N. Odgers	25,000	4.6	13.68	11/15/2007	139,228	324,461

        In January 2001, our board approved the grant of options to purchase an aggregate of 600,000 shares of common stock at an exercise price equal to our initial public offering price. Of these options, Mr. Newman received options to purchase 50,000 shares of common stock and all other officers in the table above each received options to purchase 25,000 shares of common stock.

        The following table provides summary information of the options exercised and the number of shares of our common stock represented by outstanding stock options from grants from 1991 to 2000, and held by each of our named executive officers as of September 30, 2001. There was no public trading market for our common stock as of September 30, 2001. Accordingly, the dollar values in the table shown below are calculated based upon the appraised value of our common stock of $16.72 per share at September 30, 2001, less the exercise price of the options, and multiplying the result by the number of shares.

Aggregated Option Exercises In Last Fiscal Year and
Fiscal Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at September 30, 2001		Value of Unexercised In-the- Money Options at September 30, 2001
			Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)
Richard G. Newman (1)	50,000	$619,000	311,000	154,000	$3,130,000	$843,600
Francis S.Y. Bong	—	—	—	25,000	—	76,000
Raymond W. Holdsworth	—	—	162,500	87,500	1,597,800	508,900
Joseph A. Incaudo (1)	30,000	$371,400	136,500	78,500	1,361,700	434,400
Grant G. McCullagh	—	—	59,000	81,000	473,900	460,000
David N. Odgers	—	—	4,000	61,000	15,800	218,600

(1)
We issued loans to Messrs. Newman and Incaudo for the exercise of their options through our Stock Option Loan Program and Stock Repurchase Program. Both officers repaid the loans in April 2001 through the sale of stock to us. See “Certain Relationships and Related Transactions.”

    Long-term incentive awards

        The following table provides summary information of the performance units granted to each of our named executive officers during the fiscal year ending September 30, 2000 for the performance periods of fiscal years ending September 30, 2001 through 2004.

Name	Number of shares, units or other rights (1)	Performance or other period until maturation or payout (2)	Estimated future payouts under non- stock price-based plans
			Threshold (3)	Target (3)	Maximum (3)
Richard G. Newman	500,000	4 years	$250,000	$400,000	$500,000
Francis S.Y. Bong	390,000	4 years	195,000	312,000	390,000
Raymond W. Holdsworth	472,500	4 years	236,250	378,000	472,500
Joseph A. Incaudo	463,750	4 years	231,875	371,000	463,750
Grant G. McCullagh	463,750	4 years	231,875	371,000	463,750
David N. Odgers	390,000	4 years	195,000	312,000	390,000

(1)	Performance units are awarded based on the employee’s salary level.

(2)	Each award covers a four-year performance period.

(3)
Payouts of share awards are contingent upon achievement of the performance objectives referred to above. Payouts under the plan are converted to dollar values based on the percent performance achieved by each participant. The range of performance could be between 0% and 100%, however, the expected level of performance for each participant is designed to be 80%. At the threshold performance level, payout will equal 50% of the award. (Although a minimum award level of 0% is possible, it is unlikely that any participant would earn less than 50%). At the target performance level, payout will equal 80% of the award. At the maximum performance level, payout will equal 100% of the award.

        In the fiscal quarter of first 2002, we terminated our Performance Unit Plan and fully vested all participants at the projected level of each participant’s award based on estimated performance for calendar year 2002. The average award is estimated to be approximately 70% of maximum levels.

Employee Benefit Plans

    1990 Stock Incentive Plan and 2000 Stock Incentive Plan

        We previously adopted two Stock Incentive Plans for our employees and consultants: the 1990 Stock Incentive Plan, which was adopted in April 1990 and expired in April 2000, and the 2000 Stock Incentive Plan, which was adopted in February 2000 and is scheduled to expire in February 2010 (unless it is terminated earlier by the board of directors). While no additional awards may be granted under the 1990 Stock Incentive Plan, a number of shares remain subject to outstanding awards that were granted before the 1990 Stock Incentive Plan expired. We are currently authorized to issue awards for up to 2,300,000 shares under the 2000 Stock Incentive Plan. The board of directors has approved an amendment to the 2000 Stock Incentive Plan, subject to stockholder approval, principally to increase the amount of authorized shares under the 2000 Stock Incentive Plan by 1,500,000 shares to 3,800,000 shares. Persons eligible to receive awards under the Stock Incentive Plans include key employees and officers of AECOM and its subsidiaries from all jurisdictions.

        Each Stock Incentive Plan provides for the discretionary grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, to employees and for the grant of nonqualified stock options, stock appreciation rights, restricted stock, and performance awards to employees and consultants.

        Under each Stock Incentive Plan, the board of directors, or a board committee, has the power to determine the terms of the options or other awards granted, including the exercise price, at or above market price, of the options or other awards, the number of shares subject to each option or other award, the exercisability thereof and the form of consideration payable upon exercise. In addition, the board of directors has the authority to amend, suspend or terminate either Stock Incentive Plan, provided that no such action may affect any share of common stock previously issued and sold or any award previously granted under the respective Stock Incentive Plan without the consent of the holder.

        The exercise price of options granted under the Stock Incentive Plans must be no less than the fair market value of our common stock on the date of grant. The term of an option granted under the 1990 Stock Incentive Plan may not exceed ten years and the term of an option granted under the 2000 Stock Incentive Plan may not exceed seven years. The 1990 Stock Incentive Plan did not limit the number of shares of common stock that may be granted to any eligible individual. The 2000 Stock Incentive Plan has been amended to include limits on the number of shares that may be granted to any individual pursuant to options and performance awards in any calendar year. The Stock Incentive Plans are not exclusive. A person who holds an award under either Stock Incentive Plan may be granted additional awards under the 2000 Stock Incentive Plan or under any other employee benefit plans or by appropriate authorization of the board of directors.

        Restricted or unrestricted stock may be delivered or sold to participants in the Stock Incentive Plans at various prices, subject to restrictions as may be determined by our board of directors. We may repurchase restricted stock if the conditions or restrictions are not met. In general, restricted shares may not be sold, or otherwise transferred or hypothecated, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, typically will have voting rights and will receive dividends prior to the time when restrictions lapse. As of December 31, 2001, we have not issued any restricted stock under the Stock Incentive Plans.

        Stock appreciation rights may be granted in connection with stock options. Stock appreciation rights typically provide for payments to the holder based upon increases in the price of our common stock over the exercise price of an option. We may pay stock appreciation rights with cash or shares of our common stock or a combination of the two. As of December 31, 2001, we have not granted any stock appreciation rights under the Stock Incentive Plans.

        Under the 2000 Stock Incentive Plan, our board of directors may, subject to stockholder approval of the amendments, also grant performance awards that are intended to qualify as “performance based” compensation under Section 162(m) of the Internal Revenue Code. These awards include “phantom” stock, which provide for payments in cash or common stock based upon increases in the price of our common stock over a predetermined period. Performance awards also include cash and stock bonuses, which may be granted on an individual or group basis. The 1990 Stock Incentive Plan provided for grants of performance share awards, which are an award of shares that may be issued contingent upon the attainment of performance goals. As of December 31, 2001, we have not granted any performance awards under the Stock Incentive Plans.

        The Stock Incentive Plans generally provide that upon the occurrence of certain events, including for example, a change of control of AECOM, the exercisability or vesting of any or all outstanding awards will accelerate and shares subject to performance share awards will be issued.

    1995 Stock Incentive Plan for Non-Employee Directors

        On May 25, 1995, we adopted our 1995 Stock Incentive Plan for our non-employee directors. The 1995 Stock Incentive Plan authorizes the issuance of options with respect to up to 100,000 shares of our common stock to directors who are not our employees or who do not own more than 5% of our outstanding voting securities. As of December 31, 2001, we had 71,000 options to purchase common stock outstanding under the 1995 Stock Incentive Plan with a weighted average exercise price of $9.33.

        Each non-employee director, at the time he or she is first elected to our board of directors, will receive options to purchase 5,000 shares of our common stock. Each non-employee director is entitled to receive additional options to purchase up to 2,500 shares of our common stock on the date of our annual meeting during the term of the 1995 Stock Incentive Plan. The exercise price for the options will be the market value of our common stock on the date of grant and the options will become exercisable on the six month anniversary of the grant date.

        Shares subject to options that have expired will become available for grant again under the 1995 Stock Incentive Plan.

    2002 Employee Stock Purchase Plan

        We have asked our stockholders to approve the 2002 Employee Stock Purchase Plan. The 2002 Employee Stock Purchase Plan is in addition to, and does not take the place of, our Stock Investment Plan and Non-Qualified Stock Purchase Plan.

        Subject to stockholder approval, a total of 2,500,000 shares of common stock are reserved for issuance under the plan. Our compensation committee will administer this plan, which is intended to qualify under Section 423 of the Internal Revenue Code. Eligible employees may purchase shares of common stock through payroll deductions of up to 15% of the employee’s base pay. The purchase price for each share of common stock will generally be the lower of 85% of the fair market value of such share on the last trading day before the participation period commences or 85% of the fair market value of such share on the last trading day in the participation period. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically upon termination of a participant’s employment with us. Participants may not purchase shares of common stock having a value, measured at the beginning of the offering period, greater than $25,000 in any calendar year or more than 3,000 shares in any offering period. The plan is expected to be implemented on or about October 1, 2002.

    Employee Investment Plans

        Most full and part-time AECOM employees may purchase AECOM common stock through a plan developed to comply with local laws and regulations. The largest such stock investment plan is in the U.S., which we refer to as our Stock Investment Plans, and, together with all our non-U.S. plans, comprise the AECOM Global Stock Program. The Global Stock Program enables our employees to purchase our common stock through payroll deductions each pay period and contributions from year-end bonuses. After holding AECOM common stock for five years, participants may diversify some or all of those holdings into cash under a diversification program. Employee stock plans are established in the United States, Hong Kong, United Kingdom, Australia, United Arab Emirates, Qatar, Philippines and Singapore.

        In the U.S., the Stock Investment Plan is a tax-qualified 401(k) plan. During the year, highly compensated employees (generally speaking, employees who earn more than $90,000 in fiscal 2002) may be disqualified from participating in the Stock Investment Plan. Because of this restriction, we have established the Non-Qualified Stock Purchase Plan to enable those highly compensated employees to defer compensation that they might otherwise have contributed to the Stock Investment Plan. No additional amounts may be deferred under the Non-Qualified Stock Purchase Plan after April 2002. We plan to adopt a new plan to replace the Non-Qualified Stock Purchase Plan with substantially similar terms.

    Performance Unit Plan

        We established a Performance Unit Plan on December 19, 1990. The plan expired in December 2000 and our board of directors adopted a similar Performance Unit Plan in December 2000. Under the Performance Unit Plan, the board of directors may grant performance unit awards to executive officers and key employees of AECOM and our subsidiaries. The performance unit awards are a certain percentage of salary and receipt of the award is conditional upon the financial performance of AECOM (or for employees of a subsidiary, the financial performance of that subsidiary) over a four-year period. The award is paid in two annual installments, which can be no later than the first and second anniversary, respectively, of the last day of the four-year performance period. We may pay the awards in cash, common stock, common stock units or a combination thereof.

        We have performance unit awards outstanding under the Performance Unit Plan, payable as follows:

•
For the performance period from October 1, 1998 to September 30, 2002, we have potential awards outstanding of $10,252,250, which must be paid in two installments on or before September 30, 2003 and September 30, 2004; and

•
For the performance period from October 1, 2000 to September 30, 2004, we have potential awards outstanding of $10,397,500, which must be paid in two installments on or before September 30, 2005 and September 30, 2006.

        In the first quarter of fiscal 2002, we terminated our Performance Unit Plan and fully vested all participants at the projected level of each participant’s award based on estimated performance for calendar year 2002. The average award is estimated to be approximately 70% of maximum levels.

    Pension Plans

        In addition to the Global Stock Program described above, most of our employees participate in pension plans maintained by us and our overseas subsidiaries. In the United States, most of our employees participate in the AECOM Pension Plan, which was adopted on September 29, 1990. Depending on the participant’s years of service to AECOM, the pension benefits will range from 26% to 30.5% of the employee’s final average monthly compensation plus an additional 11% to 12.5% of the employee’s final average monthly compensation in excess of specified Social Security base amounts. These benefits will generally be reduced for participants with less than 25 years of service. Employee contributions of up to 1.5% of compensation were required prior to April 1, 1998.

        On April 1, 1998, we amended our Investment Plan to add what we refer to as a 401(k) pension component. This 401(k) pension component generally replaces the AECOM Pension Plan. New employees are not permitted to participate in the AECOM Pension Plan and, as described below, benefits under the 401(k) pension component reduce the AECOM Pension Plan benefits for existing AECOM Pension Plan participants. Employees are allowed to make pre-tax or after-tax contributions of .5%, 1% or 1.5% of their compensation to this 401(k) pension component. We will match dollar for dollar any such contributions and our matching contributions will vest after five years from the date of hire.

        We have also amended the AECOM Pension Plan, effective July 1, 1998, to provide that those highly compensated employees who receive bonuses under our incentive compensation program cease earning benefits under the AECOM Pension Plan and instead earn identical benefits under a non-qualified plan known as the Management Supplemental Executive Retirement Plan, or MSERP. The MSERP provides a benefit identical in nature to the AECOM Pension Plan on an unfunded basis.

        After April 1, 1998, employee contributions are no longer made to the AECOM Pension Plan. In addition, the benefits of each employee who participated in the AECOM Pension Plan or MSERP are reduced by the actuarial equivalent of a hypothetical account or balance, calculated to be what the employee would have in his or her 401(k) pension component from April 1, 1998 until the employee’s retirement and if the 401(k) contributions had remained invested in a benchmark fund, which mirrors the AECOM Pension Plan investments.

        On October 1, 1992 we established the unfunded Supplemental Executive Retirement Plan (“92 SERP”) and on July 1, 1996 we established the unfunded Supplemental Executive Retirement Plan (“96 SERP”) in order to provide some of our U.S. resident executive officers with pre-retirement death benefits and retirement benefits consistent with the level provided by the previous AECOM Pension Plan formula, without reduction for IRS limitations, less projected Employee Stock Ownership Plan benefits. The Supplemental Executive Retirement Plans require a participant to have reached the minimum age of 50 and to have worked at AECOM for at least five years. The plan also carries with it an early retirement provision at age 62 with full retirement benefits.

        The 92 SERP is available to eligible executive officers who were participants in the AECOM Pension Plan as of May 1, 1990. Executive officers hired after May 1, 1990 and before July 1, 1998 are eligible to participate in the 96 SERP. The 92 SERP and 96 SERP provide an executive officer with an enhanced retirement benefit equal to the difference between the benefit under the AECOM Pension Plan formula and the benefit that the participant would have received under the pension plan of one of our operating companies and AECOM Pension Plan, respectively, had the officer continued under the prior plan, reduced by the anticipated benefit of maximum participation in the Employee Stock Ownership Plan. The 92 SERP and 96 SERP also require that participants who choose to receive a benefit from these plans enter into an agreement not to compete with us.

        As of September 30, 2001, we had designated nine executive officers as participants in the Supplemental Executive Retirement Plans. The estimated annual expense to be accrued under the plan for those executive officers is not expected to exceed $1.6 million. During the period from 1992 through 2000, three officers retired and have received payments according to the terms of the plans.

        On July 1, 1996 we established the AECOM Excess Benefit Plan for participants in the Supplemental Executive Retirement Plans in order to provide only those benefits which the AECOM Pension Plan cannot provide due to IRS limits and it is intended to be a mirror plan for pension source tax purposes. Benefits from the Excess Benefit Plan are unfunded and will reduce, dollar-for-dollar, the pension benefit paid by the Supplemental Executive Retirement Plans.

        The following table shows the estimated combined annual benefits as of September 30, 2001 from the AECOM Pension Plan, MSERP, Excess Benefit Plan and 92 SERP. The benefits were not reduced by the hypothetical 401(k) benchmark account described above. The table also assumes that the participant was hired prior to May 1, 1990 at age 40, with a potential service of 25 years at age 65. The benefits do not reflect any frozen benefits that may have been grandfathered under prior plans or prior limits on pensionable earnings.

Pension Plan Table

	Years of Service
Annual Compensation (1)	10	15	20	25
200,000	27,374	41,999	57,517	74,385
225,000	31,465	48,136	65,699	84,613
250,000	35,557	54,273	73,882	94,841
300,000	43,739	66,547	90,248	115,298
400,000	60,105	91,095	122,978	156,212
500,000	76,470	115,643	155,709	197,125
750,000	117,384	177,013	237,536	299,409
1,000,000	158,297	238,384	319,363	401,693
1,250,000	199,211	299,754	401,191	503,977
1,500,000	240,125	361,124	483,018	606,261

(1)
Annual compensation includes salary, sick pay, overtime pay, shift premiums, contract completion bonuses, incentive compensation bonuses, severance pay, vacation pay, employee contributions to the Investment Plan and Stock Investment Plan, and any amounts contributed on behalf of the employee to a premium conversion plan. Compensation does not include employer contributions to employee benefit plans, domestic and overseas allowance, moving expenses, and payment for unused vacation.

        Mr. Newman’s years of service to determine his pension benefits is limited to 20 years of service. Mr. Newman, for purposes of his pension benefits, has reached his maximum of 20 years of service. Mr. Holdsworth and Mr. Incaudo have 16 and 18 years of service, respectively. Mr. McCullagh is a participant in the 96 SERP. At his present salary level and with five years of service, his total accrued annual pension benefit is approximately $30,000. Mr. Bong is a participant in the Hong Kong Pension Plan, which is a defined contribution plan. The employer contribution toward Mr. Bong’s pension scheme was 23.5% of his salary, or $69,000, in 2001. Mr. Odgers is a participant in the Australian Superannuation Plan. He has accrued a retirement benefit equal to approximately $800,000, payable in a lump sum at age 65 (this is approximately equal to an annual pension of $70,000).

        Because of our broad international diversification, our employees outside the United States participate in a variety of public and private retirement and pension plans, both mandatory and voluntary, which provide various benefit levels. In Australia, many of our senior staff participate in Maunsell’s Superannuation Plan established prior to 1965. This plan provides a lump sum amount equal to 18.5% of the employee’s final average annual compensation per year of service. This benefit is capped at seven times average annual compensation. In Hong Kong, most of our employees participate in a Defined Contribution Scheme established in December 2000 with employee contributions ranging from 3% to 6.5% of salary plus an employer match of 150% on the first 1% to 4% of employee contributions. Some directors receive a higher employer contribution of 23.5% of salary.

        Stock Option Loan Program and Stock Repurchase Program

        In March 1998, we established the Stock Option Loan Program and Stock Repurchase Program to facilitate the exercise of options to purchase our common stock. Under this program, upon the expiration of an option award or the death, disability or termination of an option holder, we offer to the option holder a loan in the amount of the aggregate exercise price of the options granted to the option holder plus our withholding tax obligation upon exercise of the option. The option holder then uses the proceeds of the loan to exercise his or her options.

        Under the program, we have made loans to some of our executive officers in the aggregate principal amount of $1,661,000 with an average interest rate of 3.54% as of December 31, 2001. The terms of the loans range from six months to one year and bear interest at the Interbank Offered Rate plus 1%. Interest and principal are payable at the maturity of the loan. We will terminate this program on or about 12 months after this offering. Loans made between January 21, 2002 and the termination date will be made only to enable the borrower to comply with the lock up obligations described in “Shares Eligible for Future Sale.”

        Senior Executive Equity Investment Plan

        We established the Senior Executive Equity Investment Plan in March 1998 to encourage our senior executives to invest in common stock so that their ownership interests would be commensurate with their executive positions. For eligible executives, we offer a loan for the purpose of purchasing shares of our common stock. The loan bears interest at a rate approximating the most recent placement of long-term debt by us. The principal and interest on the loan are due upon the earlier of (i) the sale of the common stock acquired with the loan or (ii) the termination of the executive’s employment prior to normal retirement. Purchases of Common Stock pursuant to this program may receive a matching allocation under the Employee Stock Ownership Plan, the Non-Qualified Stock Purchase Plan or otherwise, with limitations.

        We have made loans in the aggregate principal amount of $17,650,000 with an average interest rate of 7.19% as of December 31, 2001 under the Senior Executive Equity Investment Plan. The total amount outstanding under this program was $21,380,000 at December 31, 2001, which consists of the $17,650,000 of principal plus $3,730,000 of accrued interest. Upon the closing of the this offering, we will not make any further loans under this program. On or about 12 months after this offering, the officers will sell sufficient shares needed to repay their loans and this program will be terminated.

        Additional Benefits

        We cover our executive officers under medical, dental, life and other welfare plans maintained by us. In general, these plans are open to a large class of employees in each of our subsidiaries. In addition to benefits generally available to the large class of employees, covered executives are generally eligible for other benefits, including company-paid executive physicals, additional life insurance paid by the employing subsidiary, company-provided automobiles, and reimbursement for approved professional society and club dues and parking. Some of the executive officers are also covered by the AECOM Supplemental Health Plan, which provides 100% additional reimbursement for allowable medical expenses up to $75,000 per calendar year.

        Employment Agreements

        One of our subsidiaries has entered into an employment agreement with Mr. Odgers. The employment agreement provides for an annual salary in fiscal 2000 of $206,400 (with annual cost of living adjustments thereafter), a weekly housing allowance of approximately $1,800 and an annual car allowance of approximately $15,000. Under the employment agreement, Mr. Odgers must give six months’ notice of his intention to leave and we must give one year’s notice to him if we wish to terminate his employment. The agreement terminated in October 2001 but has continued through an informal agreement.

        One of our subsidiaries has entered into an employment agreement with Mr. Bong. The employment agreement provides for a monthly salary of approximately $18,700, a bonus of approximately one month’s salary, a monthly housing allowance of approximately $6,200 and an monthly overseas travel allowance of approximately $5,100. Mr. Bong may only terminate his employment by providing six month’s notice. We may only terminate Mr. Bong by giving him six month’s notice or paying him six months’ salary.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        We established a Stock Option Loan Program and Stock Repurchase Program to facilitate the exercise of options to purchase our common stock. Under this program, upon the expiration of an option award or the death, disability or termination of an option holder, we offer to the option holder a loan in the amount of the aggregate exercise price of the options granted to the option holder plus our withholding tax obligation upon exercise of the option. The option holder then uses the proceeds of the loan to exercise his or her options. We will terminate this program on or about 12 months after this offering. Loans made between January 21, 2002 and the termination date will be made only to enable the borrower to comply with the lock up obligations described in “Shares Eligible for Future Sale.”

        Under the program, we have made loans in the aggregate principal amount of $1,661,000 with an average interest rate of 3.54% as of December 31, 2001 to some of our executive officers. The terms of the loans range from six months to one year and bear interest at the Interbank Offered Rate plus 1%. Interest and principal are payable at the maturity of the loan. These include loans for $358,381 and $179,191 that have been made to Messrs. Newman and Incaudo, respectively, to exercise options on 40,000 and 20,000 shares, respectively.

        Additionally, in October 2000, loans for $382,552 and $229,531 were made to Messrs. Newman and Incaudo. These loans were repaid in April 2001 by selling shares of our common stock to us.

        We established a Senior Executive Equity Investment Program to encourage our senior executives to invest in common stock so that their ownership interests would be commensurate with their executive positions. Upon the closing of this offering, we will not make any further loans under this program.

        We have made loans in the aggregate principal amount of $17,650,000 with an average interest rate of 7.19% as of December 31, 2001 under the Senior Executive Equity Investment Program. The loans bear interest at a rate approximating the most recent placement of long-term debt by us. The principal and interest are due upon the earlier of (i) the sale of common stock acquired with the loan and (ii) the termination of the executive’s employment before normal retirement. On or about 12 months after this offering, the officers will sell a sufficient number of shares of their stock to repay their outstanding loans.

        Under this program, as of September 30, 2001, 2000 and 1999, Mr. Newman had loans outstanding of $4 million, $4 million and $3 million; Mr. Holdsworth had loans outstanding of $2 million, $2 million and $1.5 million; Mr. Incaudo had loans outstanding of $2.35 million, $2.35 million and $2 million; Mr. McCullagh had loans outstanding of $1.5 million, $1.5 million and $1 million; and Mr. Odgers had loans outstanding of $750,000, $750,000 and $0.

        We have entered into a consulting agreement with John W. Downer, who serves on our board of directors. Under the consulting agreement, Mr. Downer advises us in connection with prospective international projects and clients, as well as assisting our executive officers and senior management of the operating companies. Mr. Downer receives a consultant fee of $120,000 per year, plus reimbursement for necessary and reasonable expenses incurred in the performance of his duties under the consulting agreement. We have also agreed to indemnify Mr. Downer for any liability that may occur with respect to his services under the consulting agreement, to the fullest extent permitted in our bylaws. The consulting agreement expires on April 18, 2003.

        One of our operating companies was engaged in fiscal 2000 by Lowe Enterprises to provide professional services in connection with the design of two 12-story office buildings in West Los Angeles, California. Lowe Enterprises is a real estate development and investments firm whose Chairman and Chief Executive Officer, Robert J. Lowe, is a member of our board of directors. We were responsible for overall project design services, although we performed only the architectural design ourselves and subcontracted the remaining professional engineering services. We have received to date total fees of approximately $2.3 million for all services, of which approximately $900,000 was paid to subcontractors.

        One of our operating subsidiaries was engaged in fiscal 2000 by Lowe Enterprises to provide professional services in connection with the design of a master plan for a 400,000 square foot office park in Chandler, Arizona, as well as complete design documentation and construction administration services for Phase I of the park for the first two structures totaling approximately 140,000 square feet. We were responsible for overall project design services, although we performed only the architectural design ourselves and subcontracted the remaining professional engineering services. We have received to date total fees of approximately $540,000 for all services, of which approximately $260,000 was paid to subcontractors.

        In July 2001, one of our subsidiaries, AECOM Enterprises, created an alliance with Lowe Enterprises to capitalize on design and build opportunities in industrial and technical and other markets. Our primary role will be to identify project opportunities and, if the alliance were to be selected, to provide design and build services. Lowe Enterprises’ primary role will be to provide project development services and financing. Fees will be split depending on the type of revenue, with Lowe Enterprises receiving the predominant portion of the development revenues and with us receiving the predominant share of the design and build revenues. We have the ability, but not the obligation, to co-invest on an equal basis with Lowe Enterprises. This alliance between Lowe Enterprises and us has not yet generated any project fees.

        In preparation for this offering, we restructured our company to create two classes of common stock. In the restructuring, which is subject to the consent of holders of two-thirds of our current issued and outstanding capital stock, AECOM Merger Subsidiary Corporation will merge with and into AECOM Technology Corporation and AECOM Technology Corporation will become a wholly owned subsidiary of AECOM Merger Corporation. AECOM Technology Corporation will then merge with and into AECOM Merger Corporation. Upon the effectiveness of the merger, AECOM Merger Corporation will change its name to AECOM Technology Corporation. The sole stockholders of AECOM Merger Corporation are Messrs. Newman and Incaudo, each of whom contributed $100 for 50% of the stock of AECOM Merger Corporation. The merger agreement provides that the stock owned by each of Messrs. Newman and Incaudo will be converted into one share of each of our class A-1 common stock, class A-2 common stock and class A-3 common stock.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock and common stock units as of February 28, 2002 with respect to:

•	each person or group of affiliated persons known by us to own beneficially more than 5% of the outstanding shares of our common stock and common stock units;

•	each of our directors;

•	each of our executive officers named in the Summary Compensation Table under the caption “Management—Executive Compensation” above; and

•	all directors and executive officers as a group.

        This table does not reflect the repurchases of shares as described under the caption “Use of Proceeds” in this prospectus. Except as otherwise indicated in the footnotes to the table, each stockholder has sole voting and investment power with respect to the shares beneficially owned by such stockholder.

	Number of Shares of Common Stock (1)	Percentage Ownership of Common Stock
		Before Offering	After Offering
U.S. Trust Company N.A. (2)	11,137,639	43.94%
515 S. Flower Street, Suite 2700
Los Angeles, CA 90071
AECOM Global Holdings, Ltd. (3)	2,881,020	11.37%
c/o HWR Services Limited
P.O. Box 71, Road Town
Tortola, BVI
Richard G. Newman (4)	1,284,237	4.99%
Francis S.Y. Bong (5)	578,871	2.28%
Raymond W. Holdsworth (6)	622,228	2.43%
Joseph A. Incaudo (7)	784,724	3.07%
Grant G. McCullagh (8)	580,901	2.28%
David N. Odgers (9)	205,252	*
H. Frederick Christie (10)	29,302	*
John W. Downer	—	—
S. Malcolm Gillis (11)	13,707	*
Robert J. Lowe (12)	33,412	*
Joan A. Payden (13)	26,462	*
William P. Rutledge (14)	16,286	*
All directors and executive officers as a group (12 persons) (15)	4,175,383	15.85%

*	Less than one percent.

(1)	Rounded to the nearest whole share.

(2)
U.S. Trust Company N.A. acts as trustee with respect to our Employee Stock Ownership Plan. The number of shares listed above constitutes shares held as trustee under our Employee Stock Ownership Plan, which includes shares from the Stock Investment Plan. The shares do not include 4,509,199 shares of Class B stock held by U.S. Trust Company N.A. that can be voted solely by it. However, the Class B stock will be redeemed before the completion of this offering.

(3)	Constitutes shares held by AECOM Global Holdings, Ltd. for the benefit of our non-United States employees participating in our Global Stock Program.

(4)
Consists of an aggregate of 566,487 shares of common stock, 441,750 common stock units held under our Non-Qualified Stock Purchase Plan and 276,000 shares subject to options exercisable prior to April 30, 2002. The common stock units have no voting rights. Mr. Newman has outstanding loans under the Senior Executive Equity Investment Program. On or about 12 months after this offering, Mr. Newman may sell to us a sufficient number of shares of common stock to repay the loan principal and accrued interest, which will be $5,314,000 at December 31, 2002. The total exercise price for Mr. Newman’s options to purchase 276,000 shares is $1,946,720.

(5)
Consists of 576,371 shares held through AECOM Global Holdings, Ltd. in our Global Stock Program and 2,500 shares subject to options exercisable prior to April 30, 2002. The total exercise price for Mr. Bong’s options to purchase 2,500 shares is $34,200.

(6)
Consists of an aggregate of 230,122 shares held in our Stock Investment Plan, 227,106 common stock units held under our Non-Qualified Stock Purchase Plan and 165,000 shares subject to options exercisable prior to April 30, 2002. The common stock units have no voting rights. Mr. Holdsworth has outstanding loans under the Senior Executive Equity Investment Program. On or about 12 months after this offering, Mr. Holdsworth may sell to us a sufficient number of shares of common stock to repay the loan principal and accrued interest, which will be $2,674,000 at December 31, 2002. The total exercise price for Mr. Holdsworth’s options to purchase 165,000 shares is $1,153,440.

(7)
Consists of an aggregate of 343,232 shares of common stock, 322,492 common stock units held under our Non-Qualified Stock Purchase Plan and 119,000 shares subject to options exercisable prior to April 30, 2002. The common stock units have no voting rights. Mr. Incaudo has outstanding loans under the Senior Executive Equity Investment Program. On or about 12 months after this offering, Mr. Incaudo may sell to us a sufficient number of shares of common stock to repay the loan principal and accrued interest, which will be $3,186,000 at December 31, 2002. The total exercise price for Mr. Incaudo’s options to purchase 119,000 shares is $858,960.

(8)
Consists of an aggregate of 236,988 shares of common stock, 282,413 common stock units held under our Non-Qualified Stock Purchase Plan and 61,500 shares subject to options exercisable prior to April 30, 2002. The common stock units have no voting rights. Mr. McCullagh has outstanding loans under the Senior Executive Equity Investment Program. On or about 12 months after this offering, Mr. McCullagh may sell to us a sufficient number of shares of common stock to repay the loan principal and accrued interest, which will be $1,983,000 at December 31, 2002. The total exercise price for Mr. McCullagh’s options to purchase 61,500 shares is $546,820.

(9)
Consists of 183,730 shares of common stock, 15,022 common stock units held under our Non-Qualified Stock Purchase Plan and 6,500 shares subject to options exercisable prior to April 30, 2002. Mr. Odgers has outstanding loans under the Senior Executive Equity Investment Program. The common stock units have no voting rights. On or about 12 months after this offering, Mr. Odgers may sell to us a sufficient number of shares of common stock to repay the loan principal, which will be $900,000 at December 31, 2002. The total exercise price for Mr. Odgers’ options to purchase 6,500 shares is $85,240.

(10)
Consists of 15,302 common stock units held under our Non-Qualified Stock Purchase Plan and 14,000 shares subject to options exercisable prior to April 30, 2002. The common stock units have no voting rights.

(11)
Consists of 7,707 common stock units held under our Non-Qualified Stock Purchase Plan and 6,000 shares subject to options exercisable prior to April 30, 2002. The common stock units have no voting rights.

(12)	Consists of 19,412 common stock units held under our Non-Qualified Stock Purchase Plan and 14,000 options exercisable prior to April 30, 2002. The common stock units have no voting rights.

(13)	Consists of 18,962 common stock units held under our Non-Qualified Stock Purchase Plan and 7,500 options exercisable prior to April 30, 2002. The common stock units have no voting rights.

(14)	Consists of 11,786 common stock units held under our Non-Qualified Stock Purchase Plan and 4,500 options exercisable prior to April 30, 2002. The common stock units have no voting rights.

(15)	See footnotes (4) through (14) above.

THE MERGER AND THE TENDER OFFER

The Merger

        Prior to this offering, AECOM Technology Corporation, or Old AECOM, will merge with AECOM Merger Subsidiary Corporation, a wholly owned subsidiary of AECOM Merger Corporation. Old AECOM will survive the merger and will become a wholly owned subsidiary of AECOM Merger Corporation. AECOM Merger Corporation will be renamed AECOM Technology Corporation, or New AECOM. Within one week after the merger, Old AECOM will be merged with and into New AECOM, with New AECOM surviving the merger. Immediately following the merger between Old AECOM and AECOM Merger Subsidiary Corporation:

•	each share of outstanding Old AECOM common stock will convert into one share of New AECOM class A common stock. Of each stockholder’s Old AECOM common stock, as nearly as possible,

•	one-third will be converted into shares of New AECOM class A-1 common stock,

•	one-third will be converted into shares of New AECOM class A-2 common stock, and

•	one-third will be converted into shares of New AECOM class A-3 common stock;

•	each share of New AECOM class A common stock will be identical except for the restrictions on transfer following completion of our presently planned initial public offering, as discussed below;

•
each share of Old AECOM convertible preferred stock will convert into a share of New AECOM convertible preferred stock which is identical to the terms of the Old AECOM convertible preferred stock, except the New AECOM convertible preferred stock will be convertible into shares of New AECOM class A common stock;

•
each stock option for shares of Old AECOM common stock will convert into a stock option for the same number of shares of New AECOM class A common stock and the exercise price per share will be the same; and

•	each common stock unit and convertible preferred stock unit of Old AECOM will convert into one common stock unit and one convertible preferred stock unit, respectively, of New AECOM.

        Shares of class A common stock issuable above will not be transferable other than in a permitted transfer until the applicable restricted period expires. See “Description of Capital Stock—Common Stock” for a description of transfer restrictions and a definition of permitted transfers. Following the expiration of the applicable restricted period, shares of class A common stock will automatically convert into freely transferable shares of class B stock upon transfer, with certain limited exceptions. Pursuant to our new certificate of incorporation, stockholders also will be prohibited from entering into any swap or other arrangement (including contracting to sell, selling, transferring, pledging, granting of any option to purchase, making any short sale or otherwise disposing of any shares) that transfers to another, in whole or in part, any of the economic consequences of ownership of any class of common stock, in each case other than permitted transfers. However, a person may enter into a transaction that involves shares of class B common stock or shares of any other class of common stock with respect to which restricted periods have expired and, in either case involve only up to the number of such shares held by the person initiating such a transaction during the entire time of that transaction.

        Holders of New AECOM class A common stock and New AECOM class B common stock will have the same economic rights and will be entitled to one vote per share, voting as a single class, on all matters voted upon by our stockholders.

The Tender Offer

        After this offering, we currently intend to use $50 million of the net proceeds of the public offering to fund a cash tender offer for some of our class A common stock. The exact timing, offer price and specific terms of the tender offer are within our discretion. We currently anticipate commencing the tender offer shortly after this offering. The offer price in the tender offer will be determined by us after considering the trading price of the class B common stock. We intend for the tender offer to comprise the second step of a synthetic secondary offering, or, in other words, a primary offering followed by stock purchases using the proceeds of the public offering to accomplish substantially the same goal as allowing existing stockholders to participate in the public offering.

        Except as required by our plans or by law, we intend to allow the participants in our Stock Investment Plan to diversify their holdings of class A common stock through that plan by electing to transfer up to the greater of one-third of the participant’s investment in class A common stock or $50,000 in value of New AECOM class A common stock, based on the tender offer price, to authorized investments under our Investment Plan. The trustee for our Stock Investment Plan would tender shares of class A common stock to effect the diversification.

        Our non-United States employees who participate in our Global Stock Program and all other stockholders holding shares of class A common stock outside our employee plans will be allowed to tender the greater of one-third of the participant’s investment in class A common stock or $50,000 in value of our class A common stock, based on the tender offer price.

        Finally, our retirees with whom we have agreed to repurchase shares of class A common stock will be entitled to tender the greater of one-third of the number of shares of class A common stock held on the date of this offering or $50,000 in value of our class A common stock, based on the tender offer price. Any shares tendered by retirees will reduce installment repurchase amounts under our contracts with them in the order of such installments.

        Approximately       members of management, including all of senior management, will agree not to participate in the tender offer.

        If more than $50 million in value of class A common stock, based on the tender offer price, is validly tendered and not withdrawn and we do not elect to increase the amount of the tender offer (which we have no obligation to do), the class A common stock tendered will be purchased on a pro rata basis.

        We currently intend to launch the tender offer shortly after the close of this offering. We will determine the tender offer price, which may be at, above or below the public offering price and at or above the market price at the time of the tender offer after considering the trading price of the class B common stock. Each class A common stockholder must tender its shares in such a manner that it does not tender any class A-2 common stock until all of such holder’s class A-1 common stock has been tendered and does not tender any class A-3 common stock until all of such holder’s class A-2 common stock has been tendered. Such stockholders will be allowed to tender their shares as follows:

•	holders with class A common stock valued at $50,000 or less will be allowed to tender up to 100% of their shares;

•	holders with class A common stock valued between $50,000 and $150,000 will be allowed to tender up to $50,000 of their shares; and

•	holders with class A common stock valued in excess of $150,000 will be allowed to tender one-third of their shares.

        The class B common stock cannot be tendered in the tender offer.

How We Will Effect the Merger and the Public Offering

        If approved, we will effect the merger immediately prior to the closing of this offering. At that time, we will file a certificate of merger with the Secretary of State of the State of Delaware. We currently expect that this will occur during the second calendar quarter of 2002.

Conditions to the Merger

        We will complete the merger only if each of the following conditions are satisfied or waived:

•
At least two-thirds of the outstanding voting power of Old AECOM common stock, class B preferred stock and convertible preferred stock entitled to vote, voting together as a single class, shall have voted to adopt the merger agreement;

•
No statute, rule, regulation, executive order, decree, injunction or other order has been enacted, entered, promulgated or enforced by any court or governmental authority that is in effect and has the effect of prohibiting the consummation of the merger; and

•
The number of shares of Old AECOM capital stock that are issued and outstanding on the record date for the special stockholder meeting and that are held by dissenting stockholders who have not voted in favor of or consented to the adoption of the merger agreement and who are entitled to demand and have delivered a written demand for appraisal of such shares shall not exceed 5% of the issued and outstanding shares of Old AECOM capital stock immediately prior to the effective time of the merger.

        We do not believe that any material federal or state regulatory requirements must be complied with or that any material approvals must be obtained in connection with the merger.

Termination of the Merger

        At any time before the merger becomes effective, our board of directors may abandon the merger.

DESCRIPTION OF CAPITAL STOCK

        Our Restated Certificate of Incorporation authorizes us to issue 195,000,000 shares of common stock and 10,000,000 shares of any type of preferred stock.

        Our capital structure will consist of:

•	15,000,000 authorized shares of class A-1 common stock;

•	15,000,000 authorized shares of class A-2 common stock;

•	15,000,000 authorized shares of class A-3 common stock;

•	150,000,000 authorized shares of class B common stock; and

•	10,000,000 authorized preferred stock.

        Our board of directors, without further approval of the stockholders, may establish the powers, preferences, rights, qualifications and limitations (including the dividend rights, dividend rates, conversion rights, conversion prices, voting rights and redemption rights) of any series of preferred stock and may issue such series.

        After this offering, there will be outstanding stock options and common stock units for about               shares of class A common stock and there will be outstanding convertible preferred stock units for approximately 1,523 shares of convertible preferred stock.

Common Stock

        The holders of the common stock are entitled to one vote per share and, together with the holders of any series of preferred stock having the right to vote as a class with the common stock, shall vote as one class on all matters to be voted on by our stockholders. All shares of common stock have equal voting rights.

        Subject to the rights pertaining to any series of preferred stock that now exist or that might hereafter be issued, in the event of the liquidation of AECOM, holders of our common stock are entitled to share ratably in our assets legally available for distribution after the payment of our debts. The shares of common stock have no preemptive, subscription, conversion or redemption rights.

        Subject to the rights of the holders of any series of preferred stock that now exist or may hereafter be issued, the holders of the common stock are entitled to receive dividends, when, as and if declared by our board of directors, from funds legally available therefor.

        The following table compares our class A common stock and class B common stock.

	Class A Common Stock	Class B Common Stock
Public Market:	None	Will be listed on the New York Stock Exchange, subject to official notice of issuance.

Voting Rights:	One vote per share.	One vote per share.

	No cumulative voting for our board of directors.	No cumulative voting for our board of directors.

Transfer Restrictions:	Sales may be made pursuant to	Unrestricted class B
	the proposed tender offer. During	common stock has no
	the restricted periods noted below,	transfer restrictions.
no sales, transfers, pledges or offers
to sell or hedging transactions
can be made, except for permitted
transfers. Permitted transfers include:

• transfers approved by us
after the death of an
employee in order to pay
estate taxes and expenses
and transfers, with the consent of the underwriters of our IPO, in the case of employee stockholder hardship;

• transfers to family members and estates established for estate planning or educational purposes; and

• transfers to us, as otherwise contemplated by our employee benefit plans or pursuant to the proposed tender offer.

Prohibitions on hedging transactions
including contracts to buy or sell
class A common stock. A hedging
transaction is a transaction where one
effectively locks in a sale price to
avoid the risk of a future price
decrease.
	Class A Common Stock	Class B Common Stock
• The new class A common stock
consists of one-third class A-1
common stock, one-third class
A-2 common stock and one-third
class A-3 common stock. After
the expiration of the applicable
sales restrictions, the new class
A common stock will convert
upon sale into unrestricted new
class B common stock. The sales
restrictions expire as follows:

• for the class A-1 common stock, 180 days after the pricing of the initial public offering for class B common stock;

• for the class A-2 common stock, 360 days after the pricing of the initial public offering for class B common stock; and

• for the class A-3 common stock, 540 days after the pricing of the initial public offering for class B common stock.

Conversion:	Shares of class A common stock will convert automatically into shares of unrestricted class B common stock upon any transfer.	Not convertible.

Rights upon merger, consolidation or reorganization:

In the event that we reorganize,
merge or consolidate with one or
more other corporations, holders of
shares of class A common stock will
be entitled to receive the same kind
and amount of securities or property
that is to be received by holders of
shares of class B common stock.

In the event that we reorganize,
merge or consolidate with one or
more other corporations, holders of
shares of class B common stock will
be entitled to receive the same kind
and amount of securities or property
that is to be received by holders of
shares of class A common stock.

Other Rights:	No preemptive rights or other subscription rights.	No preemptive rights or other subscription rights.

Preferred Stock

        Our board of directors has the authority to issue shares of preferred stock from time to time on terms that it may determine, to divide preferred stock into one or more classes or series, and to fix the designations, voting powers, preferences and relative participating, optional or other special rights of each class or series, and the qualifications, limitations or restrictions of each class or series, to the fullest extent permitted by Delaware law. The issuance of preferred stock could have the effect of decreasing the market price of our common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of common stock. The only preferred stock outstanding immediately after this offering will be the convertible preferred stock described below.

Convertible Preferred Stock

        The following is a summary of the material terms of the convertible preferred stock.

        General.    The convertible preferred stock is limited to an aggregate of 2,500,000 shares with a par value of $.001 per share and a liquidation preference of $100 per share.

        Dividends.    Holders of the convertible preferred stock are entitled to receive dividends payable in additional shares of convertible preferred stock at the applicable rate as set forth below. Dividends on the convertible preferred stock are payable quarterly on October 1, January 1, April 1 and July 1 of each year. Dividends payable on the convertible preferred stock for any period greater or less than a full year shall be computed on the basis of a 365-day year.

        The applicable rate will be set annually by the independent appraiser engaged by the trustee of the Stock Investment Plan at a level that it determines is necessary for the fair value of the convertible preferred stock to be equal to its par value. In making that determination, the appraiser considers our credit worthiness (to determine the “spread” over 12-month U.S. Treasury Bills) and prevailing market rates (the return on 12-month U.S. Treasury Bills). Participants are informed shortly before the end of the September 30 fiscal year of what the spread (over 12-month U.S. Treasury Bills) component of the applicable rate is. The actual 12-month U.S. Treasury Bill rate at September 30 will be used in the final calculation of the applicable rate for the ensuing 12-month period.

        Redemption.    After a share of convertible preferred stock has been outstanding for at least three years, we may redeem such convertible preferred stock at our election, in whole or in part, upon not less than 30 nor more than 60 days’ written notice to the registered holder of the shares of convertible preferred stock to be redeemed. The redemption price shall be equal to 102.5% of the liquidation preference of the shares of convertible preferred stock to be redeemed, plus the payment of any accrued and unpaid dividends to the redemption date. If the convertible preferred stock has been held at least one year, on each January 1, April 1, July 1 and October 1, the holder of shares of convertible preferred stock may convert the shares to New AECOM class A common stock. See “—Conversion”.

        Conversion.    If the convertible preferred stock has been held at least one year, on each January 1, April 1, July 1 and October 1 (a “Preferred Conversion Date”), the holder of shares of convertible preferred stock may convert some or all of the shares of convertible preferred stock held into shares of class A common stock. The number of shares of our Class A common stock to be received upon conversion shall be determined by dividing (i) the aggregate liquidation preferences and accrued and unpaid dividends to the applicable Preferred Conversion Date of the shares of convertible preferred stock to be converted, by (ii) the per share price of our New AECOM Class A common stock on the applicable conversion date. The class A common stock issued upon conversion of the convertible preferred stock will be divided, as nearly as possible, equally between class A-1, class A-2 and class A-3 common stock. The class A common stock issued upon conversion of the convertible preferred stock will have the same terms and restrictions as the class A common stock held by other stockholders.

        Liquidation Rights.    In the event of any voluntary or involuntary liquidation, dissolution or winding up of AECOM, the holders of shares of convertible preferred stock are entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets or any payments are made to holders of our common stock or of any other shares of our stock ranking as to such a distribution junior to the shares of convertible preferred stock, liquidating distributions in the amount of $100 per share plus accrued and unpaid dividends. After payment of such liquidating distributions, the holders of shares of convertible preferred stock will not be entitled to any further participation in any distribution of assets by us.

        Voting Rights.    Except as expressly required by applicable law, the holders of the convertible preferred stock will be entitled to one vote per share.

        If the equivalent of six quarterly dividends payable on the convertible preferred stock are in arrears, the number of our directors will be increased by two and the holders of convertible preferred stock, voting as a class with the holders of shares of any one or more other series of preferred stock ranking on a parity with the convertible preferred stock as to payment of dividends and the distribution of assets and upon which like voting rights have been conferred and are exercisable, will be entitled to elect two directors to fill such vacancies. Such right to elect two additional directors shall continue until all dividends in arrears have been paid or declared and set apart for payment. Each director elected by the holders of shares of the convertible preferred stock and all other classes of preferred stock whose holders are entitled to vote shall continue to serve as such director for the full term for which he or she shall have been elected, notwithstanding that prior to the end of such term such default shall cease to exist.

Common Stock Units

        We have a Non-Qualified Stock Purchase Plan pursuant to which our highly compensated employees may defer compensation that they might otherwise have contributed to our Stock Incentive Plan or our Investment Plan. As a result of these deferrals, employees are credited with common stock units on a tax-deferred basis. The common stock units may only be redeemed for common stock. The holders of common stock units are not entitled to vote but are credited with dividends that are declared on the common stock. In the event of our liquidation, holders of common stock units will be entitled to no rights greater than holders of our common stock.

        Our non-employee directors are entitled to defer some or all of their annual retainers and meeting fees and receive common stock units.

Convertible Preferred Stock Units

        Our highly compensated employees who receive common stock units through our Non-Qualified Stock Purchase Plan may elect to exchange their common stock units for convertible preferred stock units. The holders of convertible preferred stock units are not entitled to vote. The convertible preferred stock units may only be redeemed for shares of convertible preferred stock.

Delaware Law

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date on which the person becomes an interested stockholder, unless (i) the Board of Directors approves such transaction or business combination, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in employee stock plans) upon consummation of such transaction, or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for our common stock is Mellon Investor Services LLC.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon the consummation of the offering, we will have                   shares of class B common stock outstanding (assuming no exercise of the underwriters’ over-allotment option). All of the shares of class B common stock sold in the offering will be freely tradable without restriction under the Securities Act.

        In addition to the shares of our class B common stock sold in this offering, upon consummation of this offering and prior to the tender offer, we will have outstanding         shares of class A-1 common stock,         shares of class A-2 common stock and          shares of class A-3 common stock. The class A-1, class A-2 and class A-3 common stock is sometimes referred to collectively as our class A common stock. In addition to our currently outstanding class A common stock, at December 31, 2001, we also had 44,344 shares of class A common stock issuable upon conversion of our convertible preferred stock and convertible preferred stock units and 4,463,579 shares of class A common stock to be issued upon redemption of the common stock units issued under our Non-Qualified Stock Purchase Plan. The class A common stock issued upon conversion of our convertible preferred stock or upon redemption of our common stock units will be divided, as nearly as possible, among class A-1, class A-2 and class A-3 common stock. At December 31, 2001, we had also granted options to employees to purchase 4,069,600 shares of class A common stock at a weighted average exercise price of $10.44 per share, which options vest over a five year period, and options to non-employee directors to purchase 71,000 shares of class A common stock at a weighted average exercise price of $9.33 per share, all of which are currently exercisable. The class A common stock issued upon exercise of these options will be divided, as nearly as possible, among class A-1, class A-2 and class A-3 common stock.

        Class A-1, class A-2 and class A-3 common stock, whether currently outstanding or issued after the offering upon future exercise of outstanding options, conversions of outstanding convertible preferred stock or convertible preferred stock units or redemption of common stock units, will be subject to the following transfer restrictions:

•	class A-1 common stock may not be transferred until 180 days after the offering;

•	class A-2 common stock may not be transferred until 360 days after the offering; and

•	class A-3 common stock may not be transferred until 540 days after the offering.

The transfer restrictions on our class A common stock described above do not apply to:

•
transfers approved by us after the death of any employee in order to pay estate taxes and expenses and transfers, with the consent of the underwriters of our offering, in the case of employee stockholder hardship, such as medical necessity or family emergencies;

•
transfers to family members and estates established for estate planning or educational purposes; provided that the shares transferred will remain subject to the transfer restrictions described above; and

•	transfers to us, as otherwise contemplated by our employee benefit plans or pursuant to the proposed tender offer

After the expiration of the applicable transfer restrictions described above with respect to our class A-1, class A-2 and class A-3 common stock, our shares of class A common stock, except for shares held by our affiliates, will be freely tradeable under the Securities Act laws without restriction and will convert into shares of class B common stock upon any transfer.

        We currently intend to use $50 million of the net proceeds of the offering to fund a cash tender offer for a portion of the class A common stock. See “The Merger and The Tender Offer” for a further discussion of the proposed tender offer. Each Class A common stockholder must tender its shares in such a manner that it does not tender any class A-2 common stock until all of such holder’s class A-1 common stock has been tendered and does not tender any class A-3 common stock until all of such holder’s class A-2 common stock has been tendered. Such stockholders will be allowed to tender their shares as follows:

•	holders with class A common stock valued at $50,000 or less will be allowed to tender up to 100% of their shares;

•	holders with class A common stock valued between $50,000 and $150,000 will be allowed to tender up to $50,000 of their shares; and

•	holders with class A common stock valued in excess of $150,000 will be allowed to tender one-third of their shares.

        The class B common stock cannot be tendered in the tender offer.

        Upon completion of the offering, approximately                   shares of our common stock will be restricted securities or control securities, each as defined in Rule 144 under the Securities Act, which may be sold in the public market if registered under the Securities Act or an exemption from registration under Rule 144 under the Securities Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of our common stock then outstanding (             shares immediately after the offering or              if the underwriters’ over-allotment is exercised in full) or (ii) the average weekly trading volume of our common stock on the NYSE during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission. Approximately              shares of the restricted securities have been held for over one year. Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to be an affiliate of ours preceding the sale, and who has beneficially owned restricted securities for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations and requirements described above.

        We have also agreed not to directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, subject to limited exceptions described under the heading “Underwriters” in this prospectus.

        We intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our employee benefit plans, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. As of December 31, 2001, there were outstanding options to purchase 4,140,600 shares of our common stock under our benefit plans. An additional            shares are reserved for issuance under our benefit plans. This registration statement will become effective immediately upon filing.

        We are unable to estimate the number of shares that may be sold in the future by the existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of our common stock. Sales of substantial amounts of common stock by such stockholders could adversely affect the market price of our common stock.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, Lehman Brothers Inc., Banc of America Securities LLC and Bear, Stearns & Co. Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our class B common stock set forth below.

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Credit Suisse First Boston Corporation
Lehman Brothers Inc.
Banc of America Securities LLC
Bear, Stearns & Co. Inc.

Total

        The underwriters are offering the shares of our class B common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our class B common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our class B common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

        The underwriters initially propose to offer part of the shares of our class B common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $             a share to other underwriters or to certain dealers. After the initial offering of the shares of our class B common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional shares of our class B common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our class B common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase about the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $             , the total underwriters’ discounts and commissions would be $             and our total net proceeds would be $             .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of common shares offered by them.

        We are applying to list shares of our class B common stock on the New York Stock Exchange under the symbol “AEO.”

        We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock,

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of the shares to the underwriters;

•	the issuance by us of shares of our common stock pursuant to our Stock Investment Plan, Global Stock Program and 2002 Employee Stock Purchase Plan;

•
the issuance by us of shares of our common stock upon the exercise of an option or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	repurchase by us of shares of our class A common stock pursuant to the proposed tender offer or up to shares of our class B common stock held by a trust for certain of our employees; or

•
the issuance by us of stock options, restricted stock or other awards granted pursuant to our employee benefit plans or non-employee directors’ benefit plans existing on the date of this prospectus; provided that such awards do not become exercisable or vest during such 180-day period.

        In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim concessions allowed to an underwriter or a dealer for distributing our common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        Because Bank of America, N.A., an affiliate of Banc of America Securities LLC, is a lender under our credit facility to be repaid by us and will receive more than 10% of the net proceeds of this offering, Banc of America Securities LLC may be deemed to have a “conflict of interest” under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. In accordance with this rule, the initial public offering price is no higher than that recommended by a “qualified independent underwriter” meeting certain standards. In accordance with this requirement, Morgan Stanley & Co. Incorporated has assumed the responsibilities of acting as a qualified independent underwriter and has recommended a price in compliance with the requirement of Rule 2720. Morgan Stanley & Co. Incorporated, in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. Morgan Stanley & Co. Incorporated will receive no compensation for acting in this capacity; however, we have agreed to indemnify Morgan Stanley & Co. Incorporated for acting as a qualified independent underwriter against specified liabilities under the Securities Act.

        It is anticipated that Morgan Stanley DW Inc., an affiliate of Morgan Stanley & Co. Incorporated, through Morgan Stanley Online, its online service, may be a member of the syndicate or selling group and engage in electronic offers, sales and distribution of the shares being offered. A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

        Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by O’Melveny & Myers LLP, Los Angeles, California. Latham & Watkins, Los Angeles, California, will pass upon legal matters for the underwriters.

EXPERTS

        The consolidated financial statements of AECOM Technology Corporation at September 30, 2000 and 2001, and for each of the three years in period ended September 30, 2001, appearing in the prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission (the “Commission”), Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits filed as a part hereof. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement is qualified in all respects by such reference to such exhibit.

        The registration statement, including exhibits thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file periodic reports, proxy statements and other information with the Commission.

        We intend to issue to our stockholders annual reports, which will include audited financial statements and a report of our independent auditors with respect to the examination of such financial statements. In addition, we will issue such other interim reports as we deem appropriate.
AECOM TECHNOLOGY CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
FINANCIAL STATEMENT SCHEDULE

AECOM Merger Corporation

Independent Auditors’ Report	F-40

Consolidated Balance Sheet as of February 11, 2002	F-41

Report of Independent Auditors

Board of Directors
AECOM Technology Corporation

We have audited the accompanying consolidated balance sheets of AECOM Technology Corporation and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended September 30, 2001. Our audits also included the financial statement schedule listed in the Index at F1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AECOM Technology Corporation and subsidiaries at September 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Los Angeles, California
November 15, 2001

AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,
	2000	2001
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	$ 44,662	$ 25,968
Cash in consolidated joint ventures	6,798	2,351

	51,460	28,319
Accounts receivable (including retainage of $30,830 in 2000 and $25,768 in 2001) less allowance for doubtful accounts of $19,680 in 2000 and $20,625 in 2001	224,455	258,853
Costs and fees earned, unbilled	162,015	190,083
Income taxes receivable	1,191	—
Other current assets	16,840	18,867

Total current assets	455,961	496,122
Investments and other assets
Cost in excess of net assets purchased (less accumulated amortization of $17,021 in 2000 and $27,011 in 2001)	182,368	192,046
Investments in unconsolidated affiliates	15,030	10,314
Deferred tax asset	16,104	20,982
Deferred loan costs	743	879
Other noncurrent assets	14,009	8,607

Total investments and other assets	228,254	232,828
Property and equipment
Cost	59,058	70,486
Accumulated depreciation and amortization	(31,579)	(35,895)

Total property and equipment	27,479	34,591

	$711,694	$763,541

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Bank overdraft	$ 6,166	$ 7,304
Accounts payable	135,690	138,546
Accrued expenses	113,842	118,629
Contract advances and costs and fees billed, unearned	48,242	50,944
Income taxes currently payable	167	5,849
Deferred tax liability	15,716	10,444
Current portion of long-term debt	—	9,254

Total current liabilities	319,823	340,970
Other long-term liabilities	20,384	25,122
Long-term debt	141,156	147,622
Commitments and contingencies
Redeemable common stock and common stock units	58,617	77,734
Common stock—3,852,486 shares in 2000 and 3,852,786 shares in 2001
Common stock units—432,402 units in 2000 and 796,366 units in 2001
Stockholders’ equity:
Preferred stock, $.01 par value, authorized 8,000,000 shares
Convertible Preferred Stock, issued and outstanding 4,530 shares at 2001	—	453
Class B, issued and outstanding—4,055,034 shares in 2000 and 4,477,498 shares in 2001	41	45
Common stock, $.01 par value, authorized 30,000,000 shares; issued and outstanding—15,605,780 shares in 2000 and 16,170,768 shares in 2001	156	162
Common and preferred stock units—3,622,632 units in 2000 and 3,681,132 units in 2001	38,537	46,197
Additional paid-in capital	123,432	109,265
Retained earnings	27,258	44,702
Notes receivable from stockholders	(16,050)	(17,650)
Accumulated other comprehensive income	(1,660)	(11,081)

Total stockholders’ equity	171,714	172,093

	$711,694	$763,541

See notes to consolidated financial statements.

AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	September 30,
	1999	2000	2001
	(in thousands, except per share data)
Total revenues	$994,437	$1,401,730	$1,529,713
Other direct costs	511,611	710,646	626,244

Net service revenues	482,826	691,084	903,469
Cost of net service revenues	266,933	386,889	511,160

Gross profit	215,893	304,195	392,309
General and administrative expenses	190,266	263,965	346,302
ESOP contribution and stock matches	5,800	10,010	8,389

Income from operations	19,827	30,220	37,618
Interest expense (net of interest income)	4,849	8,784	11,581

Income before income taxes	14,978	21,436	26,037
Provision for income taxes	4,436	3,259	8,593

Net income	$ 10,542	$ 18,177	$ 17,444

Net income per share:
Basic	$ .73	$ .96	$ .74
Diluted	$ .70	$ .91	$ .71
Shares used in per share calculations:
Basic	14,371	18,938	23,565
Diluted	15,053	20,011	24,704

See notes to consolidated financial statements.

AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended September 30, 1999, 2000 and 2001

	Preferred Stock		Common Stock		Common Stock Units		Additional Paid-In Capital	Retained Earnings	Notes Receivable From Stockholders	Accumulated Other Comprehensive Income	Total
(in thousands)	# Shares		# Shares		# Units
Balance at September 30, 1998	—	$ —	8,541	$ 86	1,992	$18,976	$ 48,106	$ (1,461)	$ (9,500)	$ (5,560)	$ 50,647
Net Income	—	—	—	—	—	—	—	10,542	—	—	10,542
Equity adjustment from foreign currency translation	—	—	—	—	—	—	—	—	—	408	408
Defined benefit minimum pension liability adjustment	—	—	—	—	—	—	—	—	—	3,366	3,366

Comprehensive Income	—	—	—	—	—	—	—	—	—	—	14,316

Repurchase of common stock and common stock units	—	—	(844)	(10)	(123)	(1,237)	(8,698)	—	—	—	(9,945)
Common stock and common stock units issued under stock match program	—	—	322	4	236	2,777	3,626	—	—	—	6,407
Issuance of Class B preferred stock and common stock	3,092	31	2,115	22	—	—	23,256	—	—	—	23,309
Notes receivable from stockholders	—	—	—	—	—	—	—	—	(1,125)	—	(1,125)
Issuance of common stock units	—	—	—	—	536	5,273	—	—	—	—	5,273
Transfers from (to) redeemable common stock and common stock units	—	—	(154)	(2)	(95)	(1)	(8,649)	—	—	—	(8,652)

Balance at September 30, 1999	3,092	31	9,980	100	2,546	25,788	$ 57,641	9,081	(10,625)	(1,786)	80,230
Net Income	—	—	—	—	—	—	—	18,177	—	—	18,177
Equity adjustment from foreign currency translation	—	—	—	—	—	—	—	—	—	(91)	(91)
Defined benefit minimum pension liability adjustment	—	—	—	—	—	—	—	—	—	217	217

Comprehensive Income	—	—	—	—	—	—	—	—	—	—	18,303

Repurchase of common stock and common stock units	—	—	(1,004)	(11)	(150)	(1,752)	(12,080)	—	—	—	(13,843)
Common stock and common stock units issued under stock match program	—	—	204	1	527	7,216	2,793	—	—	—	10,010
Issuance of Class B preferred stock and common stock	963	10	7,188	73	—	—	90,969	—	—	—	91,052
Notes receivable from stockholders	—	—	—	—	—	—	—	—	(5,425)	—	(5,425)
Issuance of common stock units	—	—	—	—	586	7,284	—	—	—	—	7,284
Transfers from (to) redeemable common stock and common stock units	—	—	(762)	(7)	114	1	(15,891)	—	—	—	(15,897)

Balance at September 30, 2000	4,055	41	15,606	156	3,623	38,537	123,432	27,258	(16,050)	(1,660)	171,714
Net Income	—	—	—	—	—	—	—	17,444	—	—	17,444
Cumulative effect of transition fair value hedge adjustment	—	—	—	—	—	—	—	—	—	(200)	(200)
Equity adjustment from foreign currency translation	—	—	—	—	—	—	—	—	—	(956)	(956)
Fair value hedge adjustment	—	—	—	—	—	—	—	—	—	76	76
Defined benefit minimum pension liability adjustment	—	—	—	—	—	—	—	—	—	(8,341)	(8,341)

Comprehensive Income	—	—	—	—	—	—	—	—	—	—	8,023

Repurchase of common stock and common stock units	(224)	(3)	(1,704)	(17)	(224)	(2,628)	(23,995)	—	—	—	(26,643)
Common stock and common stock units issued under stock match program	—	—	304	3	162	2,705	5,681	—	—	—	8,389
Issuance of preferred stock Class A	5	453	—	—	—	—	—	—	—	—	453
Issuance of Class B preferred stock and common stock	646	7	1,966	20	—	—	23,260	—	—	—	23,287
Notes receivable from stockholders	—	—	—	—	—	—	—	—	(1,600)	—	(1,600)
Issuance of common and preferred stock units	—	—	—	—	484	7,587	—	—	—	—	7,587
Transfers from (to) redeemable common stock and common stock units	—	—	(1)	—	(364)	(4)	(19,113)	—	—	—	(19,117)

Balance at September 30, 2001	4,482	$ 498	16,171	$162	3,681	$46,197	$109,265	$ 44,702	$(17,650)	$(11,081)	$172,093

See notes to consolidated financial statements.

AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,
	1999	2000	2001
	(in thousands)
Cash Flows from Operations:
Net Income	$ 10,542	$ 18,177	$ 17,444
Expense (income) not affecting cash:
Depreciation and amortization	7,548	13,059	19,356
Undistributed earnings of unconsolidated affiliates	(2,905)	755	575
Stock match	5,800	10,010	8,389
(Increase) decrease in deferred foreign currency translation losses	408	(91)	(956)
(Increase) decrease in defined benefit minimum pension liability adjustment	3,366	217	(8,341)
Change in operating assets and liabilities	(21,276)	(28,376)	(46,530)

	3,483	13,751	(10,063)

Cash Flows from Investing:
Acquisitions, net of cash acquired	(26,035)	(52,585)	(14,336)
Additions to property and equipment	(5,317)	(7,788)	(15,545)
Disposals of property and equipment	131	574	1,705

	(31,221)	(59,799)	(28,176)

Cash Flows from Financing:
Issuance of preferred and common stock, net of notes receivable	21,384	13,412	17,296
Issuance of common and preferred stock units	5,273	7,284	7,587
Repurchase of terminated employees’ common stock and common stock units	(9,945)	(13,843)	(26,643)
Borrowing under private placement of senior notes	—	35,000	21,000
Borrowing under credit agreements	138,000	307,450	211,258
Repayments under credit agreements	(138,000)	(271,690)	(215,400)

	16,712	77,613	15,098

(Decrease) Increase in cash and cash equivalents	(11,026)	31,565	(23,141)
Cash and cash equivalents at beginning of year	30,921	19,895	51,460

Cash and cash equivalents at September 30	$ 19,895	$ 51,460	$ 28,319

Decrease (Increase) in Operating Assets:
Accounts receivable	$(28,128)	$ (1,977)	$(34,382)
Costs and fees earned, unbilled	11,869	(13,414)	(17,932)
Other current assets	(3,271)	(3,334)	(623)
Deferred tax benefit, long-term	(1,865)	(8,203)	(4,878)
Other noncurrent assets	1,880	(11,397)	2,737
Increase (Decrease) in Operating Liabilities:
Accounts payable	(7,109)	9,961	(5)
Accrued expenses	1,424	(9,314)	2,014
Contract advances and costs and fees billed, unearned	(3,957)	11,158	2,654
Income taxes currently payable	(1,578)	(4,641)	4,523
Deferred tax liability, current	6,792	4,275	(5,272)
Other long-term liabilities	2,667	(1,490)	4,634

Change in operating assets and liabilities	$(21,276)	$(28,376)	$(46,530)

See notes to consolidated financial statements.

AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A—Summary Of Significant Accounting Policies

          Organization—AECOM Technology Corporation (the “Company”) acts principally through its nine major operating companies providing professional technical services to the United States Government, state and local governments and agencies, commercial, industrial and residential customers, foreign governments and others. These services encompass a variety of technical disciplines, including planning, architecture, engineering, construction management, project management, environmental engineering, and design-build, and are applied to a number of areas and industries. These include infrastructure improvement; sophisticated research, testing and defense facilities; environmental programs; land development projects; security and communication systems; institutional, industrial and commercial buildings and facilities; and energy related facilities. The Company also provides operations and maintenance services to governmental agencies both in the United States and abroad.

          The Company acquired the transportation consulting practice of KPMG on November 21, 2000; on December 7, 2000, the remaining two-thirds of Halpern Glick Maunsell, the Perth based engineering firm, that had not been previously owned by the Company; and on April 26, 2001, The Warren Group, a UK based water engineering firm. These transactions and three other small firms, or portions thereof, were acquired for a total consideration of $21.7 million in a combination of cash, stock and notes. In fiscal year 2000, the Company merged with or acquired two internationally recognized firms. On April 7, 2000, the Company acquired Metcalf & Eddy, Inc., an international environmental engineering and consulting company, and on April 18, 2000 merged with Guy Maunsell International Limited (“Maunsell”), a consulting firm specializing in civil engineering and related disciplines. These companies were merged and/or acquired for a total consideration of $145.0 million, net of cash, in a combination of cash, stock and notes. The Company made three acquisitions in fiscal year 1999. On March 19, 1999, the Company acquired the infrastructure group of Day & Zimmermann, Inc., on March 31, 1999, the civil engineering firm of W.F. Castella & Associates, Inc. was acquired, and on May 18, 1999, the acquisition of the architectural firm of Spillis Candela & Partners, Inc. was completed. These companies were acquired for a total consideration of $35.1 million in a combination of cash, stock and future cash payments.

          The acquisitions in fiscal years 1999, 2000 and 2001 have been accounted for as purchases and the results of their operations have been included in the consolidated results since the dates of acquisition. As required under the purchase method of accounting, the acquisition costs have been allocated to the net assets acquired based upon the fair market value.

          Principles of Consolidation—The consolidated financial statements include the accounts of all subsidiaries and joint ventures in which the Company has voting control. All intercompany accounts have been eliminated in consolidation. Investments in unconsolidated joint ventures in which the Company has less than a controlling interest are accounted for on the equity method in the balance sheet and proportionate consolidation method in the statements of income.

          Revenue Recognition—Contract earnings are determined using the percentage-of-completion method based generally on the ratio of direct labor dollars incurred to estimated total direct labor dollars. Losses are recognized as soon as they are determined. Other Direct Costs (e.g. for third party field labor, subcontractors, or the procurement of materials or equipment) are recognized as revenues when the costs of these items are incurred and the Company is responsible for the ultimate acceptability. If the client pays for, and is responsible for, these items directly, they are not reflected in revenue or expenses. Costs and fees earned, but not yet billed, represent the excess of costs incurred and profits recognized to date over billings to date. Costs and fees billed, but not yet earned, represent the excess of billings to date over costs incurred and profits recognized to date. The Company recognizes revenues on contract claims in excess of the agreed contract price when it is probable that the claim will result in additional contract revenue and when the amount can be reliably estimated. Revenue from claims in excess of agreed contract price is recorded only to the extent that contract costs relating to claims have been incurred. The Company is nearing completion on several projects for the U.S. Federal Government on which it has filed claims or Requests for Equitable Adjustment (REA). Once these projects are completed, the Company no longer intends to continue working on similar projects for the U.S. Government. The Company utilizes legal counsel to determine whether there is reasonable basis to support such claims. At September 30, 2000 and 2001, recorded claims and REA’s outstanding for these projects totaled $13.0 million and $20.5 million, respectively.

          Depreciation and Amortization—The cost of property and equipment is depreciated over the estimated useful lives of the assets, principally by the straight-line method. Assets under capital leases are depreciated by the straight-line method over the shorter of the lease terms or the useful lives of the assets.

          Intangibles—Cost in excess of net assets purchased prior to September 30, 1994 is amortized by the straight-line method over a period of forty years. Cost in excess of net assets purchased subsequent to October 1, 1994 is amortized by the straight-line method over a period of twenty years.

          Foreign Currency Translation—Results of operations for foreign entities are translated to U.S. dollars using the average exchange rates during the period. Assets and liabilities for foreign entities are translated using the exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded in stockholders’ equity as foreign currency translation adjustments.

          Deferred Loan Costs—Deferred loan costs at September 30, 1999, 2000 and 2001 relate to the Credit Agreement (Note G) and subsequent amendments and restatements thereto and the Senior Notes due 2006, 2008 and 2012 and are being amortized over the terms of the Credit Agreement and Senior Notes, respectively.

          Cash Equivalents—Highly liquid investments maturing within three months when purchased are considered cash equivalents.

          Fair Value of Financial Instruments—The carrying value of the Company’s loans under the Senior Executive Equity Investment Plan and long-term borrowings approximates fair value.

          Accounting for Stock-Based Compensation—The Financial Accounting Standards Board issued Statement No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”), which allows a company to adopt a fair value based method or continue to measure compensation cost for its stock-based compensation plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 (“APB No. 25”). The Company has elected to continue to follow APB No. 25 in its financial statements and has made pro forma disclosures of net income as if the fair value based method had been applied.

          New Accounting Pronouncements—In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill (cost in excess of net assets purchased) will no longer be amortized but will be subject to annual impairment tests in accordance with the statements.

          The Company will apply the new rules on accounting for goodwill beginning in the first quarter of fiscal year 2002. Application of the nonamortization provisions of the statements is expected to result in an increase in earnings before interest expense, taxes and ESOP contributions of approximately $9,800,000 per year. During fiscal year 2002, the Company will perform the first of the required impairment tests of goodwill as of October 1, 2001 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

        The Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” on October 1, 2000. SFAS No. 133 requires all derivatives to be stated on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. In connection with the adoption of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” on October 1, 2000, the Company recognized a cumulative effect transition adjustment which reduced other comprehensive income by $200,000, net of tax, for forward exchange contracts designated as effective cash flow hedges.

        Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates affecting amounts reported in the consolidated financial statements relate to revenues under long-term contracts and self-insurance accruals. Actual results could differ from those estimates.

        Allowance for Doubtful Accounts—The Company periodically reviews accounts receivable for collectibility issues. When uncertainty exists as to the collection of receivables, the Company records an allowance for doubtful accounts and a corresponding charge to bad debt expense.

        Long-lived Assets—Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset’s carrying amount and fair value of the asset, and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

        Earnings Per Share—Basic Earnings Per Share (EPS) excludes dilution and is computed by dividing the income available to common stock and common stock unit holders by the weighted average number of shares and units outstanding for the period. Diluted EPS is computed by dividing income available to common stock and common stock unit holders by the weighted average number of shares and units outstanding and the weighted average dilutive effects of outstanding stock options and stock match shares and units. The issuance of stock match shares and units is reflected in basic EPS on the last day of the fiscal year when the actual number of shares and units is determined based on the year-end price per share and in diluted EPS when the match is accrued based on the then current price per share.

        Reclassification—Certain amounts in the 2000 financial statements have been reclassified to conform with the current year’s presentation.

        Fiscal Year—The Company uses a fifty-two, fifty-three week fiscal year which ends on the Friday nearest September 30. For clarity of presentation, all periods are presented as if the year ended on September 30. Fiscal years 1999, 2000 and 2001 are fifty-two week years, ending on October 1, 1999, September 29, 2000 and September 28, 2001, respectively.
AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note B—Property And Equipment

        Property and equipment, at cost, consists of the following:

	2000	2001
	(in thousands)
Land	$ 1,354	$ 1,354
Building	9,061	11,832
Leasehold improvements	11,981	14,124
Machinery and equipment	23,741	31,213
Furniture and fixtures	11,629	10,400
Automobiles	1,292	1,563

	59,058	70,486
Accumulated depreciation and amortization	(31,579)	(35,895)

	$ 27,479	$ 34,591

        Depreciation and amortization are provided using primarily the straight-line method over the estimated useful lives of the assets, or, in the case of leasehold improvements and capitalized leases, over the remaining term of the lease, if shorter. Estimated useful lives for the building is 20 years and ranges from 2 to 12 years for leasehold improvements, 3 to 7 years for machinery and equipment, 5 to 10 years for furniture and fixtures and 3 to 10 years for automobiles and trucks.

Note C—Employee Benefit Plans

        Pension Plan—In the United States, the Company sponsors a Defined Benefit Pension Plan (the “Pension Plan”), which covers substantially all permanent employees hired as of March 1, 1998, is subject to eligibility and vesting requirements, and required contributions from participating employees through March 31, 1998. Benefits under this plan generally are based on the employee’s years of creditable service and compensation. The Company’s general funding policy is to contribute amounts deductible for federal income tax purposes.

        Effective April 1, 1998, the Company adopted a new Floor Offset Defined Contribution Pension Plan (the “401k Pension Plan”) to replace the Pension Plan. The 401k Pension Plan accepts pre-tax and after-tax contributions from participants in amounts up to 1 1 /2% of compensation, which are then matched dollar for dollar by the Company, and are invested in a 401k account (the “Defined Contribution Account”). Company matches become vested 5 years after participant’s date of hire. The benefits of participants who were enrolled in the Pension Plan as of March 1, 1998 are grandfathered: i.e., upon retirement, the participant will receive the balance in the participant’s Defined Contribution Account and, in addition, the Pension Plan will pay the participant a benefit actuarially based on the difference between the benefit calculated under the Pension Plan and the balance that the participant will have in his or her Defined Contribution Account, if the participant contributes 1 1 /2% from April 1, 1998 until the participant’s retirement, and, if the Defined Contribution Account remains invested in the Retirement Benchmark Fund. In the event that a participant elects to contribute less than 1 1 /2% or moves the participant’s Defined Contribution Account out of the Retirement Benchmark Fund prior to retirement, the Pension Plan will pay the participant a differential, wherein the total benefit may be more or less than the benefit provided for under the Pension Plan depending on the amount of the participant’s contributions and the performance of the participant’s self-directed investment. In the case of highly compensated employees, in order to comply with IRS requirements, some or all of this differential may be paid by the Company rather than by the Pension Plan. Employees who were not participants in the Pension Plan as of March 1, 1998 will be entitled to receive only the vested balance in their Defined Contribution Account.
AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        Effective October 1, 2000, the Company changed, in conjunction with the conversion to FAS 87 of our newly acquired pension plans outside the U.S., the method for calculating the market related value of plan assets used in determining the return-on-assets component of annual pension expense and the cumulative net unrecognized gain or loss subject to amortization. Under the previous accounting method, the market-related value of assets is equal to the fair value of assets. Under the new method, the calculation of the market-related value of assets reflects the long-term rate of return expected by the Company and amortization of the difference between the actual return (including capital, dividends, and interest) and the expected return over a five-year period. The change is made prospectively from October 1, 2000 forward and has been accounted for as a change in accounting principle. There is no impact on the expense for the fiscal year ending September 30, 2001. The Company believes the new method is widely used in practice, is preferred because it mitigates the effect of unusual fair (market) value fluctuations and conforms the financial accounting to the methodology recognized for reimbursement under government contracts. Under both methods, only the cumulative net unrecognized gain or loss that exceeds 10% of the greater of the projected benefit obligation or the market related value of plan assets is subject to amortization.

        In fiscal year 2001, the Company changed the measurement date for measuring postretirement benefit obligations from September 30 to June 30. Traditionally, timing of the receipt of this information has limited the Company’s ability to maximize planning and budgeting opportunities with respect to projected costs of its various plans. The Company changed its benefit reporting date to facilitate the planning process and gather necessary financial reporting information in a more timely manner. The Company believes the date change is preferable to the method previously employed. This change in measurement date has been accounted for as a change in accounting principle.

        Outside the United States, the Company sponsors various pension plans which are appropriate to the country in which the Company operates, some of which are government mandated. Upon the merger with Maunsell in April 2000, the Company assumed Defined Benefit Pension Plans in the U.K. and Australia which were larger in assets and liabilities than AECOM’s U.S. Defined Benefit Pension Plan. The pension accounting for these acquired plans did not use the market value of assets to determine pension cost. Upon initial application of FAS 87 for these plans, the same market related value calculation, as subsequently adopted in the U.S., was used to determine pension cost and was applied to gains and losses from October 1, 2000 forward.

AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        The following table provides a reconciliation of the changes in the plans’ benefit obligations and a reconciliation of the changes in the fair value of assets for the years ending September 30, 1999, 2000 and 2001, and a reconciliation of the funded status as of September 30 of each year.

	1999	2000	2001
	(in thousands)
Change in benefit obligation:
Benefit obligation at beginning of period	$ 73,493	$ 75,110	$152,003
Maunsell benefit obligation at merger date	—	72,123	—
Service cost	4,086	5,164	4,469
Participant contributions	—	—	3,538
Interest cost	4,794	7,383	5,305
Benefits paid	(5,042)	(6,870)	(6,945)
Actuarial (gain) or loss	(2,221)	(907)	2,025
Foreign currency translation loss	—	—	(1,665)

Benefit obligation at end of period	$ 75,110	$152,003	$158,730

Change in plan assets:
Fair value of plan assets at beginning of period	$ 56,478	$ 60,610	$131,374
Fair value of Maunsell plan assets at merger date	—	64,893	—
Actual return on plan assets	10,124	7,490	(4,841)
Employer contributions	—	5,935	3,128
Participant contributions	39	400	2,523
Benefits paid	(5,042)	(6,870)	(5,976)
Administrative expenses	(989)	(1,084)	(448)
Foreign currency translation loss	—	—	(1,970)

Fair value of plan assets at end of period	$ 60,610	$131,374	$123,790

Reconciliation of funded status:
Funded status at end of period	$(14,500)	$(11,656)	$(34,940)
Funded status of Maunsell plans at merger date	—	(8,973)	—
Unrecognized actuarial loss	14,100	16,426	25,517
Unrecognized prior service cost	(983)	(840)	(699)

Accrued benefit cost	$ (1,383)	$ (5,043)	$(10,122)

        In accordance with the provisions of Financial Accounting Standard No. 87, the Company recorded a minimum pension liability representing the excess of the accumulated benefit obligation over the fair value of plan assets. The liability has been offset by intangible assets to the extent possible. Because the asset recognized may not exceed the amount of unrecognized past service cost, the balance of the liability is reported in accumulated other comprehensive income, net of applicable deferred income taxes.
AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        The following table sets forth the amounts recognized in the balance sheet as of September 30 of each year:

	1999	2000	2001
	(in thousands)
Amounts recognized in the balance sheet consist of:
Prepaid benefit costs	—	$ 776	—
Accrued benefit liability	$(1,845)	(5,865)	$(18,463)
Intangible asset	91	46	—
Accumulated other comprehensive income	217	—	8,341
Deferred Tax liability	154	—	—

Net amount recognized at year-end	$(1,383)	$(5,043)	$(10,122)

        The following table details the components of net periodic benefit cost for the plans in fiscal 1999, 2000 and 2001:

	1999	2000	2001
	(in thousands)
Components of net periodic benefit cost:
Service cost	$ 4,086	$ 4,900	$ 5,844
Interest cost	4,794	7,383	10,084
Expected return on plan assets	(5,401)	(8,293)	(11,303)
Amortization of prior service costs	(143)	(143)	(142)
Recognized actuarial (gain) or loss	1,170	566	505

Net periodic benefit cost	4,506	4,413	4,988

Company Matches in 401(k) Pension Plan	3,175	3,445	4,070

	$ 7,681	$ 7,858	$ 9,058

        The amount, net of applicable deferred income taxes, included in other comprehensive income arising from a change in the additional minimum pension liability was $(3,366,000) in fiscal 1999, $(217,000) in fiscal 2000 and $8,341,000 in fiscal 2001.

        The table below provides additional year end information for pension plans with accumulated benefit obligations in excess of plan assets. In fiscal year 2000, the fair value of the Company’s Pension Plan assets surpassed the plan’s Projected Benefit Obligation.

	1999	2000	2001
	(in thousands)
Projected benefit obligation	$75,110	$5,540	$142,140
Accumulated benefit obligation	$62,455	$2,968	$123,687
Fair value of plan assets	$60,610	—	$105,341

	1999	2000	2001
Major assumptions for U.S. based plans at plan year-end:

Discount rate	7.50%	8.00%	7.50%
Rate of increase in compensation levels	4.25%	4.50%	4.25%
Expected long-term rate of return on plan assets	10.00%	10.00%	10.00%
AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        At the 2001 plan year end, the defined benefit plans in the U.K. and Australia used a discount rate of 6.0%; a rate of increase in compensation levels of 4.0%; and, an expected long-term rate of return on plan assets of 8.0% and 7.5%, respectively.

        Pension costs are determined using the assumptions as of the beginning of the plan year (October 1). The funded status is determined using the assumptions as of the end of the plan year.

        Outside the United States, the Company sponsors various pension plans which are appropriate to the country in which the Company operates, some of which are government mandated.

        Upon the merger with Maunsell in April 2000, the Company assumed several Defined Benefit Pension Plans (the “Maunsell Plans”). The table below provides a reconciliation of the changes in the Maunsell Plans’ benefit obligations and the fair value of assets since the merger and ending September 30, 2000.

(in thousands)
Change in benefit obligation:
Benefit obligation at merger date	$ 72,123
Service cost	1,681
Interest cost	2,005
Benefits paid	(927)
Actuarial (gain) loss	1,489

Benefit obligation at September 30, 2000	$ 76,371

Change in plan assets:
Fair value of plan assets at merger date	$ 64,893
Actual return on plan assets	2,798
Employer contributions	397
Participant contributions	264
Benefits paid	(927)
Administrative expenses	(27)

Fair value of plan assets at September 30, 2000	$ 67,398

Reconciliation of funded status at September 30, 2000:
Funded status	$ (8,973)
Unrecognized actuarial gain	2,542

Accrued benefit obligation	$ (6,431)

        The following table details the components of net periodic benefit cost for the Maunsell Plans since the merger in April 2000.

(in thousands)
Components of net periodic benefit cost:
Service cost	$ 1,417
Interest cost	2,005
Expected return on plan assets	(2,346)

Net periodic benefit cost	$ 1,076

AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        Other Plans—In addition, substantially all permanent employees are eligible to participate in other defined contribution plans provided by the Company. Under these plans, participants may make certain contributions as a percentage of their salary. The Company does not make direct cash contributions to these plans, however, it is anticipated that the ESOP (Note L) will make allocations of the Company’s Common Stock (based on Company Contributions of Common Stock to the ESOP and/or forfeitures of Common Stock within the ESOP) to employee accounts in the ESOP and the Company may also make matching contributions of Common Stock Units to the Stock Purchase Plan (Note L—Stock Purchase Plan) both based, in part, on the employee’s contributions to these other defined contribution. Employees of Maunsell became eligible to participate in these plans effective in fiscal year 2001.

Note D—Unconsolidated Affiliates

        Investments accounted for on the equity method include 20% to 50% owned joint ventures. The Company’s share of the joint ventures’ operating results have been included in total revenues and cost of revenues under the proportionate consolidation method in the statements of income. Summarized financial information reported by these investments and a summary of the amounts recorded in the Company’s financial statements follow:

	1999	2000	2001
	(in thousands)
Financial position:
Current assets	$ 64,921	$ 59,022	$ 60,879
Current liabilities	(32,051)	(33,481)	(34,611)

Working capital	32,870	25,541	26,268
Noncurrent assets	6,969	7,552	3,857
Noncurrent liabilities	(4,031)	(4,030)	(1,342)

Joint Ventures’ equity	$ 35,808	$ 29,063	$ 28,783

Amount recorded as investment in joint ventures	$ 13,756	$ 15,030	$ 10,314

Joint Ventures’
Total Revenues	$254,228	$187,015	$151,406

Cost of Revenues	$238,011	$175,416	$144,888

Proportionate share recorded by the Company
Total Revenues	$ 88,818	$ 69,384	$ 60,824

Cost of Revenues	$ 80,759	$ 62,872	$ 55,564

Note E—Accrued Expenses

        Accrued expenses of the Company consist of the following:

	2000	2001
	(in thousands)
Accrued salaries and benefits	$ 68,068	$ 68,085
Accrued contract costs	25,395	33,253
Other accrued expenses	20,379	17,291

	$113,842	$118,629

AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note F—Income Taxes

        As of September 30, 2001, the Company has research and development credit carryforwards for income tax purposes of approximately $32,300,000, which begin to expire in 2007, operating loss carryover of approximately $4,300,000 for federal income tax purposes which expire 2021, and foreign tax attributes of approximately $2,500,000 consisting of foreign tax credits and net operating loss carryover, predominately available as an offset against that company’s tax liability, which generally have an indefinite carryover period. Income tax expense (benefit) consists of the following:

	1999	2000	2001
	(in thousands)
Federal income tax:
Current	$1,537	$ 3,681	$(4,172)
Deferred	365	(4,352)	6,751

Total federal income tax	1,902	(671)	2,579

State income tax	1,727	1,896	2,396
Foreign income tax	807	2,034	3,618

Total state and foreign income tax	2,534	3,930	6,014

Total provision for income tax	$4,436	$ 3,259	$ 8,593

        Income (loss) before income taxes consists of the following:

	1999	2000	2001
	(in thousands)
Domestic	$15,445	$18,935	$13,160
Foreign	(467)	2,501	12,877

Total income before income taxes	$14,978	$21,436	$26,037

        A reconciliation of the effective tax rates in the consolidated statements of income to the federal income tax rate of 35% is as follows:

	1999		2000		2001
	Amount	Rate	Amount	Rate	Amount	Rate
	(in thousands)		(in thousands)		(in thousands)
Federal Income Tax	$ 5,353	35%	$ 7,503	35%	$ 9,113	35%
Effects of:
State income tax	1,122	7%	1,233	6%	1,557	6%
Foreign income tax	332	2%	1,500	7%	(889)	(3)%
R&D tax credit	(3,075)	(20)%	(20,057)	(95)%	(5,633)	(21)%
Foreign tax attributes	—	—	(3,300)	(15)%	781	3%
Disallowance of meals & entertainment expenses	576	4%	763	4%	738	3%
Valuation allowance	(954)	(6)%	14,817	70%	1,986	7%
Permanent difference due to purchase accounting	585	4%	497	2%	711	2%
Other permanent differences	497	3%	303	1%	229	1%

Total provision for income tax	$ 4,436	29%	$ 3,259	15%	$ 8,593	33%

AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        Income taxes paid totaled $5,883,000 in 1999, $2,814,000 in 2000 and $8,212,000 in 2001.

        The deferred income tax balance includes the net tax effect of temporary differences between the carrying amounts of assets for financial reporting purposes and for income tax purposes. The components of the Company’s deferred tax assets under FAS 109 as of September 30, are as follows:

	2000	2001
	(in thousands)
Accruals not currently deductible	$ 6,951	$ 5,015
R&D tax credit carryover	26,506	36,503
Compensation and benefit accruals not currently deductible	20,169	24,687
Self-insurance reserves	4,077	3,693
Pension liability	—	2,620
Foreign tax attributes	3,300	2,519
Net operating loss carryover	—	1,291
Foreign tax credit carryover	270	270
Depreciation/Amortization	714	—
Other	—	63

Deferred income tax asset amounts	61,987	76,661

Revenue adjustments	(35,895)	(35,462)
Investment in joint ventures/noncontrolled subsidiaries	(4,550)	(9,692)
Deferred state taxes	(1,626)	(1,942)
Depreciation/Amortization	—	(69)
Pension liability	(327)	—
Other	(1,039)	—

Deferred income tax liability	(43,437)	(47,165)

Valuation allowance	(18,162)	(18,958)

Net deferred income tax asset	$ 388	$ 10,538

        The Company has not provided for U.S. taxes or foreign withholding taxes on approximately $8.0 million of undistributed earnings from non-U.S. subsidiaries because such earnings are intended to be reinvested indefinitely. If these earnings were distributed, foreign tax credits may become available under current law to reduce the resulting U.S. income tax liability. The Company has recorded a valuation allowance of approximately $18,958,000 related to its deferred tax assets. The reduction of the valuation allowance will result in a reduction of income tax expense of approximately $17,595,000 and a debit to equity of approximately $1,363,000.

Note G—Long-Term Debt

        Long-term debt consists of Senior Notes, $21,000,000 of which is due October 7, 2006, $60,000,000 due June 9, 2008 and $35,000,000 due April 14, 2012, $30,750,000 under the Company’s revolving credit agreement, $7,588,000 in promissory notes due through 2010 issued to certain former shareholders of Maunsell and Warren in connection with those mergers and $2,538,000 in mortgage debt.
AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        The aggregate amount of principal payments required under long-term debt arrangements in future fiscal years are as follows:

(in thousands)
2002	$ 9,254
2003	9,280
2004	9,309
2005	16,341
Later Years	112,692

$156,876

        On September 7, 2001, the Company issued $21,000,000 of 6.47% Senior Notes due October 7, 2006 (the “2006 Notes”). The 2006 Notes are unsecured and have an average life of four years with the first of $7,000,000 equal annual principal payments due October 7, 2004. On April 14, 2000, the Company issued $35,000,000 of 8.38% Senior Notes due on April 14, 2012 (the “2012 Notes”). The 2012 Notes are unsecured and have an average life of 10 years with the first of $7,000,000 equal annual principal payments due April 14, 2008. On June 9, 1998, the Company issued $60,000,000 of 6.93% Senior Notes due June 9, 2008 (the “2008 Notes”). The 2008 Notes are unsecured and have an average life of seven years with the first of $8,571,429 equal annual principal payments due June 9, 2002. All Senior Notes require interest to be paid either quarterly or semi-annually in arrears and are subject to certain financial covenants. Proceeds of the 2006 Notes and the 2008 Notes were used to pay down the outstanding debt borrowed under the bank credit agreement while proceeds of the 2012 Notes were used for acquisitions. The promissory notes due former Maunsell and Warren Stockholders carry fixed and IBOR-indexed interest rates, which at September 30, 2001 range from 3.0% to 7.0% and have maturities ranging from January 2006 to April 2010. The mortgage debt was assumed when the Company bought out its joint venture partner as co-owner of its Orange, California, facility. The Company previously recorded its interest as a capitalized lease. The mortgage debt requires equal monthly payments of principal and interest (at 8.75%) through September 2008.

        The Company has an unsecured credit agreement with a syndication of banks which provides a revolving line of credit to the Company. Under the terms of the Second Amended and Restated Credit Agreement, as amended, the line will expire on May 31, 2004, and provides for a maximum of $120,000,000 to be available for funded debt (including financial Letters of Credit) and $10,000,000 for performance Letters of Credit. The bank arrangement provides for interest at either the bank’s Base Rate plus .375%, reducing in steps (to a maximum reduction of .375%) as certain leverage ratios are attained or, at the Company’s option, 1.75% over the Interbank Offered Rate (“IBOR”) reducing in steps (to a maximum reduction of .75%) as certain leverage ratios are attained.

        At September 30, 2001 the variable percentage for Base Rate borrowing in excess of $10,000,000 is .25% and for IBOR borrowing is 1.625%.

        Borrowing under the line can be limited by certain financial covenants. At September 30, 2001, the banks had issued $4,037,000 in financial of letters of credit and $3,083,000 of performance letters of credit. The Company also has a $20,000,000 unsecured line of credit for use outside the United States. Interest paid totaled $5,560,000 in 1999, $8,368,000 in 2000 and $12,182,000 in 2001.

Note H—Commitments and Contingencies

        The Company is a defendant in various lawsuits arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the financial position of the Company.
AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        The Company is contingently liable in the amount of approximately $30,026,000 under standby letters of credit issued primarily in connection with general and professional liability insurance programs and for payment and performance guarantees relating to domestic and overseas contracts.

        The Company established a Performance Unit Plan under which the board of directors may grant performance unit awards to executive officers and key employees of AECOM and its subsidiaries. The performance unit awards are a certain percentage of salary and receipt of the award is conditional upon the financial performance of AECOM (and for employees of a subsidiary, the financial performance of the subsidiary) over a four-year period. The award is paid in two installments, which can be no later that the first and second anniversary, respectively, of the last day of the four-year performance period. The awards may be paid in cash, common stock, common stock units or a combination thereof.

        Awards outstanding under the Performance Unit Plan are payable as follows:

•
For the performance period from October 1, 1998 to September 30, 2002, potential maximum awards outstanding total $10,252,250 and must be paid in two installments on or before September 30, 2003 and September 30, 2004. $4,573,600 has been accrued as of September 30, 2001 based on the probability of achieving the target financial performance.

•
For the performance period from October 1, 2000 to September 30, 2004, potential maximum awards outstanding total $10,397,500 and must be paid in two installments on or before September 30, 2005 and September 30, 2006. $1,283,700 has been accrued as of September 30, 2001 based on the probability of achieving the target financial performance.

Note I—Off Balance Sheet Risk and Concentration of Credit Risk

        Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company’s cash balances and short-term investments are maintained in accounts held by major banks and financial institutions located primarily in the United States, Europe, Australia, and Hong Kong. In the U.S., the Company invests its excess cash through a major bank in commercial paper of companies with strong credit ratings and in a variety of industries. These securities typically mature within thirty days and, therefore, bear minimal risk. If the Company extends a significant portion of its credit to clients in a specific geographic area or industry, the Company may experience disproportionately high levels of default if those clients are adversely affected by factors particular to their geographic area or industry. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base, including, in large part, governments, government agencies and quasi government organizations, and their dispersion across many different industries and geographies. Foreign revenues represent 18% of the Company’s total revenues. In order to mitigate credit risk, the Company continually reviews the credit worthiness of its major commercial clients.

Note J—Leases

        The Company and its subsidiaries are lessees in noncancelable leasing agreements for office buildings and equipment which expire at various dates.
AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        Future minimum rental payments at September 30, 2001, under operating leases follow:

(in thousands)
2002	$32,403
2003	$28,309
2004	$23,858
2005	$19,557
2006	$16,031
Later Years	$17,950

        Rental expense for the years ended September 30, 1999, September 30, 2000 and September 30, 2001 was approximately $28,835,000, $36,311,000 and $39,332,000, respectively.

        Assets (included in property and equipment) under capital leases total $9,061,000 at September 30, 2000, less accumulated amortization of $7,643,000. Amortization of the leased assets was included in Depreciation and Amortization.

Note K—Significant Customers

        Approximately 22%, 19% and 13% of the Company’s revenues were derived through direct contracts with agencies of the United States government in the years ended September 30, 1999, 2000 and 2001, respectively. One of these contracts, which concluded on March 31, 2000, accounted for approximately 12% and 6% of the Company’s revenues in the years ended September 30, 1999 and 2000, respectively.

Note L—Earnings per share

        The following table sets forth the computation of basic and diluted earnings per share:

	Fiscal Year Ended September 30,
	1999	2000	2001
	(in thousands, except per share data)
Numerator—
Net income	$10,542	$18,177	$17,444

Denominator for basic earnings per share—
Weighted average shares	14,371	18,938	23,565

Effect of dilutive common shares:
Stock options	553	752	931
Stock matches	129	321	208

Denominator for diluted earnings per share	15,053	20,011	24,704

Basic earnings per share	$ .73	$ .96	$ .74

Diluted earnings per share	$ .70	$ .91	$ .71

Note M—Stock Ownership Plans

        Employee Stock Ownership Plan—In 1990, the Company adopted the AECOM Technology Corporation Employee Stock Ownership Plan (the “ESOP”) covering substantially all permanent U.S. based employees and purchased 5,800,000 shares of the Company’s Series A Preferred Stock held by its former parent. The ESOP borrowed the purchase price for such shares and repaid the amount borrowed over a period of eight years.
AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        Effective with the final payment of the borrowing on March 31, 1998, the Company converted all outstanding shares of Series A Preferred Stock into Common Stock.

        Each year, to the extent that the borrowing was repaid (with contributions from the Company), a portion of the stock held as collateral for the borrowing was released for allocation to the individual accounts of those employees eligible for benefits under the ESOP. As of September 30, 1998, all shares held as collateral had been released.

        During fiscal 2000 and 2001, the ESOP sold to the Company 336,519 and 459,289 shares of Common Stock for $3,994,443 and $6,291,251. These shares, which were attributable to terminated employees entitled to distributions under the ESOP, were canceled and retired.

        For individuals whose vested shares have an initial value in excess of $5,000, the Company will repurchase the shares ratably over five years at the then current share price. At September 30, 2001, the Company’s repurchase obligation covered 1,618,441 Common Shares allocated to former employees by the ESOP. The fair value of these shares at September 30, 2001 was $27,060,000.

        Stock Match Program—Effective as of October 3, 1998, the Company implemented a Stock Match Program that provides stock matches on participant’s contributions to the Stock Investment and Stock Purchase Plans. The matching percent will be equal to two times the weighted average annual percentage increase in pre-tax operating income (adjusted for earnings attributable to acquisitions) for the prior three years, subject to an annual maximum of 50%. The three-year weighted average annual percentage increase will be computed using the increase in pre-tax operating income for the most recent year, the prior year and the second prior year, multiplied by 100%, 65% and 35%, respectively, totaled and then divided by two. Stock matches vest after five years of employment. The matching percent for fiscal year 1999 was 33.5%, for fiscal 2000 was 27.3% and for fiscal 2001 was 30.7%. To the extent that IRS limits preclude the Company from offering any portion of this match under the ESOP allocation, the difference will be made up by contributions of Common Stock Units to participants’ accounts under the Stock Purchase Plan.

        Stock Purchase Plan—Effective June 1, 1991, the Company adopted the Stock Purchase Plan to provide an opportunity for eligible employees to continue to invest in the Company when the Company’s qualified Investment Plan and/or Stock Investment Plan are no longer available to them due to limitations contained in the Internal Revenue Code. Under the Stock Purchase Plan, participants are permitted to defer compensation, on a pre-tax basis, for investment in Common Stock Units. These amounts will not be held in trust and would be subject to the general creditors of the Company.

        The number of Common Stock Units issued corresponds to an equal number of shares of Common Stock based on the valuation of Common Stock determined at the next valuation date for Stock Purchase Plan purposes. Effective December 31, 1999, shares of the Company’s Common Stock have been valued quarterly and purchases of Common Stock and Common Stock Units are valued at the then most recent valuation.

        When a participant in the Stock Purchase Plan terminates employment, the Company will make a single sum payment in whole shares of AECOM Common Stock based on the total number of share units credited to his account. These shares will be subject to the buyback provisions under the bylaws of the Company. In the alternative, a participant’s Common Stock Units may be converted to a cash book account entry, determined as though the share units were shares of Common Stock and will be redeemed under the same buyback provisions for Common Stock as allowed by the Company’s bylaws. The Stock Purchase Plan has been extended indefinitely by the Board of Directors.
AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        The Company also has a program in which non-employee directors can elect, in lieu of cash compensation, to have all or a portion of their director compensation contributed to the Stock Purchase Plan to acquire Common Stock Units of the Company. A total of 115,071 Common Stock Units have been issued as of September 30, 2001.

        Stock Incentive Plans—The Company has stock incentive plans under which key employees can purchase up to 4,500,000 shares of Common Stock under stock options or restricted stock awards while non-employee directors can purchase up to 100,000 shares of Common Stock under stock options. Stock options may be granted to employees and non-employee directors at a price not less than the fair market value of the stock on the date of grant, and, for employees, options may be accompanied by stock appreciation rights (“SARs”). SARs entitle employees to surrender stock options and receive cash or stock in an amount equal to the excess of the market value of the optioned shares over their option price. Unexercised options and any accompanying SARs lapse not later than ten years after the date of grant (seven years if granted subsequent to March 2000), and, for employees, vest 10% on each of the first four anniversary dates of the grant and are fully vested on the fifth anniversary of the grant.

        Options granted to non-employee directors vest six months after the date of grant. Restricted stock awards entitle employees to purchase shares at a cost, if any, that may be less than fair market value, to vote such shares and to receive any dividends thereon, but such shares are subject to forfeiture upon termination of service before the restriction period ends. No SARs or restricted stock awards have been granted.

        Following is a summary of options granted under the stock incentive plans:

	Number of Shares	Range of Exercise Prices	Weighted Average Exercise Price
Options outstanding—September 30, 1999	3,290,000	$ 4.34 – $10.91	$7.60
Options granted	286,000	11.75 – 12.76	12.61
Options canceled	(7,600)	5.41 – 10.91	8.79
Options exercised	(67,400)	4.79 – 9.96	5.60

Options outstanding—September 30, 2000	3,501,000	4.34 – 12.76	8.04
Options granted	545,000	13.68 – 17.51	13.86
Options canceled	(38,580)	4.79 – 13.68	7.80
Options exercised	(300,320)	4.34 – 10.91	4.71

Options outstanding—September 30, 2001	3,707,100	$ 4.79 – $17.51	$9.18

Options exercisable—September 30, 2000	1,921,920	$ 4.34 – $10.06	$5.99

Options exercisable—September 30, 2001	2,092,480	$ 4.79 – $13.68	$6.42

        The contractual life of options outstanding at September 30, 2001, range from .1 to 8.4 years and have a weighted average contractual life of 5.1 years.
AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        Following is a summary of options outstanding and exercisable by price range at September 30, 2001:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.79 – $ 5.30	319,500	0.6	$ 5.06	319,500	$ 5.06
5.41 – 6.32	484,500	2.6	5.87	484,500	5.87
6.76 – 7.27	438,000	4.1	6.88	438,000	6.88
8.15 – 8.30	734,200	5.3	8.21	568,000	8.18
9.22 – 9.98	419,000	6.9	9.96	132,000	9.93
10.06 – 10.91	481,900	7.8	10.78	104,780	10.72
11.75 – 12.76	286,000	6.1	12.61	36,700	12.48
13.68 – 17.51	544,000	6.2	13.86	9,000	13.68

$ 4.79 – $17.51	3,707,100	5.1	$ 9.18	2,092,480	$ 7.23

        Pro forma information regarding net income is required by SFAS No. 123, and is to be determined as if the Company had accounted for its stock options under the fair value method of SFAS No. 123. The Company’s pro forma net income would have been $9,855,000, $17,278,000 and $16,687,000, basic net income per share would have been $0.69, $0.91 and $0.71, and diluted earnings per share would have been $0.65, $0.86 and $0.68, respectively, for the fiscal years ending September 30, 1999, 2000 and 2001. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The fair value of each option at the date of grant was estimated using the “Minimum Value” method as allowed for non-public companies under SFAS No. 123. At date of grant, the dividend yield was assumed to be zero, while the expected life of the options and the percent of options that would ultimately be exercised was estimated to be nine years (six years subsequent to March 31, 2000) and 90%, respectively. During fiscal years 1999, 2000 and 2001 the weighted average risk free interest rate was 5.83%, 6.5% and 5.67%, respectively, while the weighted average fair value of grants made during those fiscal years was $4.29, $4.20 and $3.90, respectively. The impacts of applying SFAS No. 123 in the pro forma disclosure are not indicative of future amounts since SFAS No. 123 does not apply to awards and issuances prior to September 30, 1995, and since additional awards and issuances are anticipated in future years.

        Effective as of March 2, 1998, the Company established the Executive/Director Loan Program and Stock Repurchase Program to facilitate the exercise of options. Loans will be for a term of not less than six months nor more than twelve months and will bear interest at a rate of six-month IBOR plus 1%. Upon maturity of a loan, the Company will offer to repurchase the number of shares which, when multiplied by the then-current fair market value of the shares of Common Stock, will equal the principal and accrued interest on the loan and the loan will be retired from the proceeds of the repurchase. The Board of Directors established a revolving loan pool of up to $5,000,000 under this program.

        As of September 30, 2001, loans totaling $112,000 are outstanding. At September 30, 2001, 3,707,100 shares of Common Stock have been reserved for the exercise of Stock Options.

        Senior Executive Equity Investment Plan—Effective as of March 2, 1998, the Company established the Senior Executive Equity Investment Program to encourage senior executives, primarily its executive officers, to increase their ownership interests in the Company. Executives who qualify for this program are extended a full recourse, unsecured loan, which bears a fixed interest rate approximating the most recent placement of the Company’s long-term debt. The principal and accrued interest on the loan will be due upon the sale of the Common Stock acquired under this program. If an executive terminates employment with AECOM prior to normal retirement, the principal and accrued interest will become due and payable. The Board of Directors has established a loan pool of up to $30,000,000 to fund this program. Loans totaling $17,650,000 with an average interest rate of 7.19% have been extended under the Senior Executive Equity Investment Program at September 30, 2001. The Company recorded interest income of $851,000 and $1,299,000 in fiscal 2000 and 2001, respectively. Common Stock purchased under this program is eligible for a Company stock match equal to 50 percent of the annual growth rate in EBIT for the succeeding five years; however, the total match percent will be no greater than the match percent that other purchasers of Company stock receive in the same year as the participant’s purchase. Company stock matches under this program are subject to a ten-year cliff-vesting schedule, except for normal retirement.

Note N—Redeemable Common Stock and Common Stock Units

        Ownership of Common Stock and Common Stock Units is restricted by the Company’s Bylaws to employees. Since Company stock and stock units are not freely tradable, the Company implemented a program to repurchase stock and stock units from former employees at the then current price over a period of five, nine or ten years, at the holder’s option, unless the value is less than $5,000, in which case it is repurchased in a lump sum.

        The repurchase obligation at September 30, 2001 is based on a stock and unit price of $16.72 per share, as determined by an independent valuation firm. Repurchase obligations in stock and stock units over the next five years on the agreed upon repurchase dates are as follows:

Repurchase Date	Number Shares/Units
December 2001	887,899
December 2002	1,030,435
December 2003	906,623
December 2004	770,242
December 2005	607,027

Note O—Stockholders’ Equity

        Preferred Stock—The Restated Certificate of Incorporation of the Company authorizes the issuance of 8,000,000 shares of Preferred Stock, par value $.01 per share (the “Preferred Stock”). The holders of Preferred Stock are generally entitled to one vote per share on all matters to be voted on by the Company’s stockholders and will vote as one class with the Common Stock.

        Convertible Preferred Stock:    Convertible Preferred Stock is limited to an aggregate of 2,500,000 shares with a par value and liquidation preference of $100 per share. Holders of the Convertible Preferred Stock are entitled to receive dividends payable in additional shares of Convertible Preferred Stock at the Applicable Rate determined as set forth below. Dividends on the Convertible Preferred Stock are payable quarterly on January 1, April 1, July 1, and October 1 of each year.

        The Applicable Rate will be set annually by the independent appraiser engaged by the Trustee of the Stock Investment Plan at a level that it determines is necessary for the fair value of the Convertible Preferred Stock to be equal to its par value.

        After a share of Convertible Preferred Stock has been outstanding for at least three years, the Company may redeem such Convertible Preferred Stock at the Company’s election, in whole or in part, upon not less than 30 nor more than 60 days’ written notice. The redemption price shall be equal to 102.5% of the liquidation preference of the share of Convertible Preferred Stock to be redeemed, plus the payment of any accrued and unpaid dividends to the redemption date. In any event, at such time as a holder of Convertible Preferred Stock no longer meets the qualifications to be a holder of Employee Stock, the Convertible Preferred Stock held by such holder shall be repurchased by the Company.

        If the Convertible Preferred Stock has been held at least one year, on each January 1, April 1, July 1 and October 1 (a “Preferred Conversion Date”), the holder of shares of Convertible Preferred Stock may convert some or all of the shares of Convertible Preferred Stock held into shares of the Company’s Common Stock. The number of shares of the Company’s Common Stock to be received upon conversion shall be determined by dividing (i) the aggregate liquidation preferences and accrued and unpaid dividends to the applicable Preferred Conversion Date of the shares of Convertible Preferred Stock to be converted, by (ii) the per share price of the Company’s Common Stock on the applicable Preferred Conversion Date.

        In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Convertible Preferred Stock are entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of the Company’s Common Stock or of any other shares of stock of the Company ranking as to such a distribution junior to the shares of Convertible Preferred Stock, liquidating distributions in the amount of $100 per share plus accrued and unpaid dividends. After payment of such liquidating distributions, the holders of shares of Convertible Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

        Except as expressly required by applicable law, the holders of the Convertible Preferred Stock will be entitled to one vote per share.

        If the equivalent of six quarterly dividends payable on the Convertible Preferred Stock are in arrears, the number of directors of the Company will be increased by two and the holders of Convertible Preferred Stock, voting as a class with the holders of shares of any one or more other series of preferred stock ranking on a parity with the Convertible Preferred Stock as to payment of dividends and the distribution of assets and upon which like voting rights have been conferred and are exercisable, will be entitled to elect two directors to fill such vacancies. Such right to elect two additional directors shall continue until all dividends in arrears have been paid or declared and set apart for payment. Each director elected by the holders of shares of the Convertible Preferred Stock and all other classes of preferred stock whose holders are entitled to vote shall continue to serve as such director for the full term for which he or she shall have been elected, notwithstanding that prior to the end of such term such default shall cease to exist.

        Class B:    Effective as of September 10, 1999, the Company established a new class of Preferred Stock, Class B Stock, and issued the shares to U.S. Trust Company, N.A., as Trustee of the AECOM Technology Corporation Supplemental Trust. This Class B Stock has been issued to secure, in part, the Company’s obligation under the Stock Purchase Plan, although the stock is subject to the claims of the Company’s creditors. Only the Trustee is eligible to hold this stock. The participants in the Stock Purchase Plan have no ownership interest in this stock. The shares carry one vote per share and are voted by the Trustee in its sole discretion. Upon distribution or reduction of Common Stock Units by the Stock Purchase Plan, the corresponding number of shares of Class B Stock will be returned by the Trustee to the Company for cancellation. Upon issuance of additional Common Stock Units to the Stock Purchase Plan, a like number of shares of Class B Stock will be issued to the Trustee. The Class B Stock has a par value of $.01 per share, carries with it a liquidation preference and redemption value of $.01 per share, and has no right to any dividend.

        Common Stock Units:    Common Stock Units under the Stock Purchase Plan may only be redeemed for Common Stock. The holders of Common Stock Units are not entitled to vote but are entitled to dividends if dividends are declared on Common Stock. In the event of the liquidation of the Company, holders of the Common Stock Units are entitled to no right greater than holders of Common Stock.

        Limitations on Ownership of Common Stock and Preferred Stock—The Bylaws of the Company provide that no person (or trust or individual retirement account) shall hold or continue to hold shares of the Preferred Stock or the Common Stock (collectively, the “Employee Stock”) unless such person is an employee of the Company. If such person no longer meets the qualifications to be a holder of Employee Stock, then such stockholder shall be obligated to offer to sell to the Company all of the shares of Employee Stock owned beneficially or of record by such stockholder at the most recent valuation price (as defined in the Company’s Bylaws).

Note P—Foreign Currency

        The Company uses forward exchange contracts to hedge U.S. Dollar loans, which are expected to be repaid out of funds generated in a foreign currency, incurred in connection with the merger with Maunsell in April 2000. These contracts have been designated as cash flow hedges. At September 30, 2001, the Company had $30.75 million of foreign exchange contracts outstanding which mature quarterly over the next three years and require foreign currency payments the equivalent of approximately $10 million per year.

        The Company’s forward exchange contracts are considered to be effective hedges under SFAS 133 and, accordingly have been recorded at fair market value in the financial statements. At September 30, 2001, the fair value of the forward exchange contracts resulted in a net obligation of $185,000. The obligation is included in accounts payable in the consolidated balance sheet and the change in fair value of the effective hedge is reflected as a component of other comprehensive income in the consolidated statements of stockholders’ equity.

        The forward exchange contracts require the Company to exchange foreign currencies for U.S. Dollars at maturity, at rates agreed to at inception of the contracts. If the counterparty to the exchange contracts (an internationally recognized bank) does not fulfill its obligation to deliver the contracted currencies, or if AECOM’s operating company does not generate sufficient foreign currencies, the Company could be at risk for any currency related fluctuations.

        The Company limits exposure to foreign currency fluctuations in most of its contracts through provisions that require client payments in currencies corresponding to the currency in which costs are incurred. As a result, the company generally does not need to hedge foreign currency cash flows for contract work performed. The functional currency of all significant foreign operations is the local currency.

Note Q—Operating Segments

        The Company’s management has organized its operations into three reportable segments: Americas-Infrastructure Group; Americas-Facilities Group; and Global Group. This segmentation corresponds to how the Company manages its business as well as the underlying characteristics of its markets.
AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        A significant portion of the Company’s revenues relate to services provided by subcontractors and other non-employees that it categorizes as other direct costs. Those pass-through costs are typically paid to service providers upon our receipt of payment from the client. The Company has included information on net service revenues as it believes that is a more accurate measure on which to base gross margin.

Reportable Segments:

	Year ended September 30,
	1999	2000	2001
	(dollars in thousands)
Total Revenues
Americas—Infrastructure	$415,485	$ 548,189	$ 684,433
Americas—Facilities	545,532	701,113	564,339
Global	32,919	151,334	277,475

Total	$993,936	$1,400,636	$1,526,247

Net Service Revenues
Americas—Infrastructure	$291,556	$ 376,482	$ 469,641
Americas—Facilities	170,968	200,487	201,962
Global	19,801	113,021	228,400

Total	$482,325	$ 689,990	$ 900,003

Gross Profit
Americas—Infrastructure	$136,732	$ 175,006	$ 217,914
Americas—Facilities	69,683	85,994	85,346
Global	8,977	42,101	85,583

Total	$215,392	$ 303,101	$ 388,843

Gross Profit (as a % of Total Revenues)
Americas—Infrastructure	33%	32%	32%
Americas—Facilities	13	12	15
Global	27	28	31

Total	22%	22%	25%

Gross Profit (as a % of Net Service Revenues)
Americas—Infrastructure	47%	46%	46%
Americas—Facilities	41	43	42
Global	45	37	37

Total	45%	44%	43%

General and Administrative Expenses
Americas—Infrastructure	$112,101	$ 142,656	$ 177,129
Americas—Facilities	60,709	74,923	86,826
Global	6,300	32,854	65,229

Total	$179,110	$ 250,433	$ 329,184

ESOP Contribution and Stock Matches
Americas—Infrastructure	$ 2,922	$ 3,651	$ 3,591
Americas—Facilities	1,282	2,152	2,142
Global	—	823	831

Total	$ 4,204	$ 6,626	$ 6,564

Income from Operations
Americas—Infrastructure	$ 21,709	$ 28,699	$ 37,194
Americas—Facilities	7,692	8,919	(3,622)
Global	2,677	8,424	19,523

Total	$ 32,078	$ 46,042	$ 53,095

Segment Assets
Americas—Infrastructure	$159,192	$ 251,916	$ 282,144
Americas—Facilities	183,287	200,883	214,265
Global	6,955	201,392	219,107

Total	$349,434	$ 654,191	$ 715,516

AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliations:

	Year Ended September 30,
	1999	2000	2001
	(in thousands)
Total Revenues
Revenues from reportable segments	$993,936	$1,400,636	$1,526,247
Other revenue	501	1,094	3,466

Total	$994,437	$1,401,730	$1,529,713

Net Service Revenues
Net service revenues of reportable segments	$482,325	$ 689,990	$ 900,003
Other contributions to net service revenue	501	1,094	3,466

Total	$482,826	$ 691,084	$ 903,469

Gross Profit
Gross profit from reportable segments	$215,392	$ 303,101	$ 388,843
Other contributions to gross profit	501	1,094	3,466

Total	$215,893	$ 304,195	$ 392,309

General and Administrative Expenses
G&A expenses of reportable segments	$179,110	$ 250,433	$ 329,184
Unallocated corporate G&A	11,156	13,532	17,118

Total general and administrative expenses	$190,266	$ 263,965	$ 346,302

ESOP Contribution and Stock Matches
ESOP contribution and stock matches of reportable segments	$ 4,204	$ 6,626	$ 6,564
ESOP contribution and stock matches not allocated to reportable segments	1,596	3,384	1,825

Total ESOP contribution and stock matches	$ 5,800	$ 10,010	$ 8,389

Income from Operations
Income from operations of reportable segments	$ 32,078	$ 46,042	$ 53,095
Income from operations not allocated to reportable segments	(12,251)	(15,822)	(15,477)

Total income from operations	$ 19,827	$ 30,220	$ 37,618

Segment Assets
Total assets of reportable segments	$349,434	$ 654,191	$ 715,516
Other assets	23,846	67,073	53,595
Elimination of inter-segment assets	—	(9,570)	(5,570)

Total assets	$373,280	$ 711,694	$ 763,541

Note R—Subsequent Events

        On October 11, 2001, the Company acquired the UK based engineering firm of Oscar Faber plc and on October 31, 2001, the Denver based consulting firm of “design Alliance” for cash, notes and stock totaling $45.0 million.
AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note S—Quarterly Financial Information (Unaudited)

        In the opinion of management, the following unaudited quarterly data for the fiscal years ended September 30, 2001 and 2000 reflect all adjustments necessary for a fair statement of the results of operations. All such adjustments are of a normal recurring nature.

	Fiscal Year 2001
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)
Income Statement Data:
Total revenues	$351,835	$373,123	$399,724	$405,031
Other direct costs	143,887	149,255	167,266	165,836

Net service revenues	207,948	223,868	232,458	239,195
Cost of revenues	116,476	129,739	133,285	131,660

Gross profit	91,472	94,129	99,173	107,535
General and administrative expenses	81,133	80,446	97,455	87,268
ESOP contribution and stock matches	1,948	2,072	2,008	2,361

Income (loss) from operations	8,391	11,611	(290)	17,906
Interest expense, net	2,415	3,716	3,122	2,328

Income (loss) before income taxes	5,976	7,895	(3,412)	15,578
Income taxes (credit)	1,974	2,615	(1,148)	5,152

Net income (loss)	$ 4,002	$ 5,280	$ (2,264)	$ 10,426

Net income (loss) per share:
Basic	$ 0.17	$ 0.23	$ (0.10)	$ 0.44

Fully Diluted	$ 0.16	$ 0.22	$ (0.10)	$ 0.42

Shares used in per share calculations:
Basic	24,076	23,004	23,383	23,799
Fully Diluted	25,049	23,818	23,383	24,883

	Fiscal Year 2000
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)
Income Statement Data:
Total revenues	$281,820	$355,893	$365,942	$398,075
Other direct costs	150,689	211,071	165,589	183,297

Net service revenues	131,131	144,822	200,353	214,778
Cost of revenues	73,248	77,817	110,010	125,814

Gross profit	57,883	67,005	90,343	88,964
General and administrative expenses	51,556	59,607	79,157	73,645
ESOP contribution and stock matches	1,378	4,239	2,197	2,196

Income from operations	4,949	3,159	8,989	13,123
Interest expense, net	912	1,345	3,605	2,922

Income before income taxes	4,037	1,814	5,384	10,201
Income taxes (credit)	1,696	761	1,475	(673)

Net income	$ 2,341	$ 1,053	$ 3,909	$ 10,874

Net income per share:
Basic	$ 0.14	$ 0.07	$ 0.19	$ 0.48

Diluted	$ 0.14	$ 0.06	$ 0.18	$ 0.46

Shares used in per share calculations:
Basic	16,255	16,001	20,899	22,597
Diluted	16,951	16,710	21,679	23,420
AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the Fiscal Years Ended
September 30, 1999, 2000 and 2001

	Balance at Beginning of Period	Additions through Acquisitions	Charges to Costs and Earnings	Deductions, Net of Recoveries	Balance at End of Period
	(in thousands)
Fiscal year ended September 30, 1999
Allowance for uncollectible accounts receivable	$14,364	$ 300	$ 2,174	$ (2,650)	$14,188
Fiscal year ended September 30, 2000
Allowance for uncollectible accounts receivable	$14,188	$7,219	$ 3,366	$ (5,093)	$19,680
Fiscal year ended September 30, 2001
Allowance for uncollectible accounts receivable	$19,680	$ 563	$18,110	$(17,728)	$20,625

AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2001	December 31, 2001
		(Unaudited)
	(In thousands)
ASSETS
Current assets
Cash and cash equivalents	$ 25,968	$ 10,469
Cash in consolidated joint ventures	2,351	1,634

	28,319	12,103
Accounts receivable (including retainage of $25,768 at 9/2001 and $29,013 at 12/2001) less allowance for doubtful accounts of $20,625 at 9/2001 and $25,175 at 12/2001	258,853	288,244
Costs and fees earned, unbilled	190,083	196,701
Income taxes receivable	—	—
Other current assets	18,867	15,413

Total current assets	496,122	512,461
Investments and other assets
Cost in excess of net assets purchased (less accumulated amortization of $27,011 at 9/2001 and $27,011 at 12/2001)	192,046	238,279
Investments in unconsolidated affiliates	10,314	10,664
Deferred tax benefit	20,982	22,671
Deferred loan costs	879	799
Other noncurrent assets	8,607	10,880

Total investments and other assets	232,828	283,293
Property and equipment
Cost	70,486	83,058
Accumulated depreciation and amortization	(35,895)	(38,569)

Total property and equipment	34,591	44,489

	$763,541	$840,243

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Bank overdraft	$ 7,304	$ 6,364
Accounts payable	138,546	109,514
Accrued expenses	118,629	143,568
Contract advances and costs and fees billed, unearned	50,944	66,616
Income taxes currently payable	5,849	13,746
Deferred tax liability	10,444	3,382
Current portion of long-term debt	9,254	9,260

Total current liabilities	340,970	352,450
Other long-term liabilities	25,122	24,429
Long-term debt	147,622	208,314
Commitments and contingencies
Redeemable common stock and common stock units	77,734	75,631
Common stock—3,852,786 shares at 9/2001 and 3,315,435 shares at 12/2001
Common stock units—796,366 units at 9/2001 and 701,084 at 12/2001
Stockholders’ equity
Preferred stock, $.01 par value, authorized 8,000,000 shares
Convertible preferred stock, issued and outstanding 4,530 at 9/2001, and 6,827 at 12/2001	453	683
Class B, issued and outstanding 4,477,498 at 9/2001, and 4,463,579 at 12/2001	45	45
Common stock, $.01 par value authorized 30,000,000 shares, issued and outstanding 16,170,768 shares at 9/2001 and 17,412,377 shares at 12/2001	162	174
Common and preferred stock units, 3,681,132 units at 9/2001 and 3,762,495 units at 12/2001	46,197	46,614
Additional paid-in capital	109,265	121,194
Retained earnings	44,702	39,783
Notes receivable from stockholders	(17,650)	(17,650)
Accumulated other comprehensive income	(11,081)	(11,424)

Total stockholders’ equity	172,093	179,419

	$763,541	$840,243

See notes to interim consolidated financial statements.

AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Three Months Ended December 31,
	2000	2001
	(Unaudited)	(Unaudited)
	(In thousands, except per share data)
Total revenues	$351,835	$395,859
Other direct costs	143,887	147,580

Net service revenues	207,948	248,279
Cost of net service revenues	116,476	139,832

Gross profit	91,472	108,447
General and administrative expenses	81,133	103,616
ESOP contribution and stock matches	1,948	9,400

Income (loss) from operations	8,391	(4,569)
Interest expense (net of interest income)	2,415	2,772

Income (loss) before income taxes	5,976	(7,341)
Provision for income taxes	1,974	(2,422)

Net income (loss)	$ 4,002	$ (4,919)

Net income (loss) per share
Basic	$ 0.17	$ (0.19)
Diluted	$ 0.16	$ (0.19)
Shares used in per share calculation
Basic	24,076	25,752
Diluted	25,049	25,752

See notes to interim consolidated financial statements.

AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Year ended September 30, 2001 and Three Months Ended December 31, 2001 (unaudited)

	Preferred Stock	Common Stock	Common Stock Units	Additional Paid-in Capital	Retained Earnings (Deficit)	Notes Receivable From Stockholders	Accumulated Other Comprehensive Income	Total
	(In thousands)
Balance at September 30, 2000	$ 41	$156	$38,537	$123,432	$27,258	$(16,050)	$ (1,660)	$171,714
Net income	—	—	—	—	17,444	—	—	17,444
Cumulative effect of transition fair value hedge adjustment	—	—	—	—	—	—	(200)	(200)
Equity adjustment from foreign currency translation	—	—	—	—	—	—	(956)	(956)
Fair value hedge adjustment	—	—	—	—	—	—	76	76
Defined benefit minimum pension liability adjustment	—	—	—	—	—	—	(8,341)	(8,341)

Comprehensive income	—	—	—	—	—	—	—	8,023

Repurchase of common stock and common stock units	(3)	(17)	(2,628)	(23,995)	—	—	—	(26,643)
common stock and common stock units issued under stock match program	—	3	2,705	5,681	—	—	—	8,389
Issuance of Class A preferred stock	453	—	—	—	—	—	—	453
Issuance of Class B preferred stock and common stock	7	20	—	23,260	—	—	—	23,287
Notes receivable from stockholders	—	—	—	—	—	(1,600)	—	(1,600)
Issuance of common and preferred stock units	—	—	7,587	—	—	—	—	7,587
transfers from (to) redeemable common stock and common stock units	—	—	(4)	(19,113)	—	—	—	(19,117)

Balance at September 30, 2001	$498	$162	$46,197	$109,265	$44,702	$(17,650)	$(11,081)	$172,093
Net income (loss)	—	—	—	—	(4,919)	—	—	(4,919)
Equity adjustment from foreign currency translation	—	—	—	—	—	—	(378)	(378)
Fair value hedge adjustment	—	—	—	—	—	—	35	35
Defined benefit minimum pension liability adjustment	—	—	—	—	—	—	—	—

Comprehensive income (loss)	—	—	—	—	—	—	—	(5,262)

Repurchase of common stock and common stock units	(2)	(8)	(2,712)	(12,618)	—	—	—	(15,340)
Common stock and common stock units issued under stock match program	—	—	—	—	—	—	—	—
Issuance of Class A preferred stock	230	—	—	—	—	—	—	230
Issuance of Class B preferred stock and common stock	2	15	—	22,451	—	—	—	22,468
Notes receivable from stockholders	—	—	—	—	—	—	—	—
Issuance of common and preferred stock units	—	—	3,127	—	—	—	—	3,127
Transfers from (to) redeemable common stock and common stock units	—	5	2	2,096	—	—	—	2,103

Balance at December 31, 2001	$728	$174	$46,614	$121,194	$39,783	$(17,650)	$(11,424)	$179,419

See notes to interim consolidated financial statements.

AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended December 31,
	2000	2001
	(Unaudited)	(Unaudited)
	(In thousands)
Cash flows from operations
Net Income	$ 4,002	$ (4,919)
Expense (income) not affecting cash
Depreciation and amortization	4,744	2,748
Change in investment in unconsolidated affiliates	1,706	(350)
Stock match	1,948	9,400
(Increase) decrease in deferred foreign currency translation losses	(242)	(378)
Change in operating assets and liabilities	(36,475)	(44,121)

	(24,317)	(37,620)

Cash flows from investing
Mergers and acquisitions, net of cash acquired	(4,737)	(3,081)
Additions to property and equipment	(2,903)	(9,602)
Disposals of property and equipment (net)	102	144

	(7,538)	(12,539)

Cash flows from financing
Issuance of preferred and common stock, net of notes receivable	2,954	3,959
Issuance of common and preferred stock units	3,814	3,127
Repurchase of terminated employees’ common stock and common stock units	(19,837)	(15,340)
Borrowing under credit agreements	23,828	116,700
Repayments under credit agreements	(19,632)	(74,503)

	(8,873)	33,943

Increase (decrease) in cash and cash equivalents	(40,728)	(16,216)
Cash and cash equivalents at beginning of period	51,460	28,319

Cash and cash equivalents at end of period	$ 10,732	$ 12,103

Decrease (increase) in operating assets
Accounts receivable	$ 28,202	$(12,146)
Costs and fees earned, unbilled	(31,658)	3,443
Other current assets	4,600	3,454
Deferred tax asset, long-term	—	(1,689)
Other noncurrent assets	2,018	(441)
Increase (decrease) in operating liabilities
Accounts payable	(36,552)	(47,115)
Accrued expenses	(31,918)	(4,197)
Contract advances and costs and fees billed, unearned	26,565	15,672
Income taxes currently payable	1,253	7,853
Deferred tax liability, current	—	(7,062)
Other long-term liabilities	1,015	(1,893)

Change in operating assets and liabilities	$(36,475)	$(44,121)

See notes to interim consolidated financial statements.

AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

Note A—Basis For Presentation

        The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, these financial statements reflect all adjustments, consisting only of normal recurring adjustments, except as described in footnote C below, necessary for a fair presentation of the results of operations, financial position, and cash flows for such periods. The results of operations for any interim period are not necessarily indicative of results for the full year. These interim financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company’s audited financial statements for the year ended September 30, 2001.

        The balance sheet at September 30, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

Note B—Acquisitions

        On October 11, 2001, the Company acquired the UK based engineering firm of Oscar Faber plc and on October 31, 2001, the Denver based consulting and planning firm of “design Alliance” for cash, notes and stock totaling $45.0 million. Oscar Faber was acquired to enhance the Company’s market coverage, primarily in the U.K., and to strengthen one of its core business lines. Consideration for Oscar Faber plc consisted of $5.0 million in cash, $19.4 million in stock and $17.5 million in notes due October 31, 2011, at an interest rate, payable in arrears on April 30 and October 31, of 4.75 percent through October 4, 2003 and 6.5 percent thereafter. The note holders may require the Company to repay the notes on November 30, 2002, April 30, 2003, and July 31, 2003 or on any interest payment date thereafter. These acquisitions have been accounted for as purchases and the results of their operations have been included in the consolidated results of the Company since the date of acquisition. No liabilities were assumed, other than those included in working capital, and the preliminary purchase price allocation resulted in goodwill of $46.2 million. The preliminary purchase price allocation includes an estimated liability of $15 million for an underfunded pension obligation. The actual liability and goodwill will be adjusted pending completion of an actuarial valuation.

Note C—Non Recurring Adjustments

        In the first quarter of fiscal 2002, the Company recorded $16.3 million of non-recurring adjustments. General and administrative expenses included a charge of $8.5 million to fully vest participants in the discontinued Performance Unit Plan, and, in anticipation of an IPO later in the fiscal year, the board of directors approved a change to the previously announced stock match percentage for fiscal 2002 and the discontinuance of the stock match program subsequent to March 31, 2002. The effect of the change in the stock match program resulted in a non-recurring charge for stock match expense of $7.8 million.

Note D—Effect Of New Accounting Pronouncement

        Effective October 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142—Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 eliminates the amortization of goodwill and intangible assets deemed to have indefinite lives. Instead, these assets must be tested for impairment using a fair value approach in accordance with SFAS 142.
AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2001

        At September 30, 2001, the Company’s goodwill was $192.0 million. The Company is required to complete the initial step of a transitional impairment test of such existing goodwill. An impairment loss, if any, resulting from the transitional impairment test will be recorded as a cumulative effect of a change in accounting principle. As of the date hereof, the Company does not expect any impairment loss as a result of such test.

        The Company will also be required to test the value of its goodwill annually. Subsequent impairment losses, if any, will be reflected as a charge to income in the Company’s consolidated statement of income in the period they become known.

        As required by SFAS 142, the results of the prior year quarter have not been restated. The following table presents the quarterly results of the Company on a comparable basis:

	Three Months Ended December 31
	2000	2001
	(In thousands, except per share data)
Net Income (loss)—
As reported	$4,002	$(4,919)
Goodwill amortization, net of tax	1,543	—

As adjusted	$5,545	$(4,919)

Basic Earnings Per Share—
As reported	$ 0.17	$ (0.19)
Goodwill amortization, net of tax	0.06	—

As adjusted	$ 0.23	$ (0.19)

Diluted Earnings Per Share—
As reported	$ 0.16	$ (0.19)
Goodwill amortization, net of tax	0.06	—

As adjusted	$ 0.22	$ (0.19)

Note E—Operating Segments

        The Company’s management has organized its operations into three reportable segments: Americas-Infrastructure Group; Americas-Facilities Group; and Global Group. This segmentation corresponds to how the Company manages its business as well as the underlying characteristics of its markets.

        A significant portion of the Company’s revenues relate to services provided by subcontractors and other non-employees that it categorizes as other direct costs. Those pass-through costs are typically paid to service providers upon our receipt of payment from the client. The Company has included information on net service revenues as it believes that it is a more accurate measure on which to base gross profit.
AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2001

Reportable Segments:

	Three months ended December 31,
	2000	2001
Total Revenues
Americas—Infrastructure	$148,639	$170,662
Americas—Facilities	141,274	128,931
Global	61,788	96,251

Total	$351,701	$395,844

Net Service Revenues
Americas—Infrastructure	$105,151	$114,607
Americas—Facilities	51,847	52,175
Global	50,816	81,482

Total	$207,814	$248,264

Gross Profit
Americas—Infrastructure	$ 49,145	$ 54,462
Americas—Facilities	23,247	23,675
Global	18,946	30,295

Total	$ 91,338	$108,432

Gross Profit (as a % of Total Revenues)
Americas—Infrastructure	33%	32%
Americas—Facilities	16	18
Global	31	31

Total	26%	27%

Gross Profit (as a % of Net Service Revenues)
Americas—Infrastructure	47%	48%
Americas—Facilities	45	45
Global	37	37

Total	44%	44%

General and Administrative Expenses
Americas—Infrastructure	$ 43,432	$ 45,976
Americas—Facilities	19,966	20,049
Global	15,341	25,441

Total	$ 78,739	$ 91,466

ESOP Contribution and Stock Matches
Americas—Infrastructure	$ 917	$ 3,912
Americas—Facilities	541	2,088
Global	183	448

Total	$ 1,641	$ 6,448

Income from Operations
Americas—Infrastructure	$ 4,795	$ 4,574
Americas—Facilities	2,741	1,538
Global	3,422	4,406

Total	$ 10,958	$ 10,518

Segment Assets
Americas—Infrastructure	$254,678	$320,594
Americas—Facilities	190,433	196,982
Global	188,981	275,313

Total	$634,092	$792,889

AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2001

Reconciliations:

	Three months ended December 31,
	2000	2001
Total Revenues
Revenues from reportable segments	$351,701	$395,844
Other revenues	134	15

Total	$351,835	$395,859

Net Service Revenues
Net service revenues of reportable segments	$207,814	$248,264
Other contributions to net service revenue	134	15

Total	$207,948	$248,279

Gross Profit
Gross Profit from reportable segments	$ 91,338	$108,432
Other contributions to gross profit	134	15

Total	$ 91,472	$108,447

General and Administrative Expenses
G&A expenses of reportable segments	$ 78,739	$ 91,466
Unallocated corporate G&A	2,394	12,150	(1)

Total general and administrative expenses	$ 81,133	$103,616

ESOP Contribution and Stock Matches
ESOP contribution and stock matches of reportable segments	$ 1,641	$ 6,448
ESOP contribution and stock matches not allocated to reportable segments	307	2,952	(2)

Total ESOP contribution and stock matches	$ 1,948	$ 9,400

Income (Loss) from Operations
Income from operations of reportable segments	$ 10,958	$ 10,518
Income (Loss) from operations not allocated to reportable segments	(2,567)	(15,087	) (1),(2)

Total income from operations	$ 8,391	$ (4,569)

Segment Assets
Total assets of reportable segments	$634,092	$792,889
Other assets	34,733	50,100
Elimination of Inter-segment assets	(782)	(2,746)

Total assets	$668,043	$840,243

(1)	Includes $8.5 million to fully vest participants in the discontinued Performance Unit Plan.
(2)	Includes $2.8 million to fully accrue stock matches relating to the Senior Executive Equity Investment Plan which were previously being accrued ratably over a ten year vesting period.
AECOM TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2001

Note F—Stock Options

        During the quarter ended December 31, 2001, the Company granted to certain employees of the Company 600,000 stock options to acquire shares of the Company’s common stock with an exercise price of $16.72 per share. The options granted vest over a period of five years. The options have a term of seven years. During the quarter ended December 31, 2001, 163,700 stock options were exercised at an average exercise price of $5.06 per share. Options in respect of 2,800 shares expired in the quarter ended December 31, 2001.

Note G—Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended December 31
	2000	2001
	(In thousands, except per share data)
Numerator—
Net income (loss)	$ 4,002	$(4,919)

Denominator for basic earnings per share
Weighted average shares	24,076	25,752

Effect of dilutive common shares:
Stock options	938	—
Stock matches	35	—

Denominator for diluted earnings per share	25,049	25,752

Basic earnings per share	$ 0.17	$ (0.19)

Diluted earnings per share	$ 0.16	$ (0.19)

Note H—Securities and Exchange Commission Filing

        The Company has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission to solicit shareholders’ approval of the 2002 Employee Stock Purchase Plan, an amendment to its 2000 Stock Investment Plan and a merger with a wholly owned subsidiary in anticipation of an initial public offering (“IPO”) for the sale of the Company’s common stock later in the year and a tender offer for certain shares of its common stock subsequent to the IPO.

INDEPENDENT AUDITORS’ REPORT

Board of Directors
AECOM Merger Corporation

We have audited the accompanying consolidated balance sheet of AECOM Merger Corporation as of February 11, 2002. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of AECOM Merger Corporation at February 11, 2002 in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Los Angeles, California
February 11, 2002

AECOM MERGER CORPORATION

CONSOLIDATED BALANCE SHEET

February 11, 2002

Assets—Cash	$ 200

Shareholder’s Equity
Common Stock, $.001 par value, authorized 1,000 shares, issued and outstanding 200 shares	$ —
Additional Paid in Capital	$ 200

$ 200

        1.    Organization and Purpose—AECOM Merger Corporation (the Company) was incorporated in Delaware on February 6, 2002 for the purpose of facilitating a merger between the Company’s wholly-owned subsidiary, AECOM Merger Subsidiary Corporation (Subsidiary), and AECOM Technology Corporation (AECOM), a related company. Subject to the approval of the stockholders of AECOM, Subsidiary will merge with AECOM and all of the outstanding common stock and convertible preferred stock of AECOM will be exchanged for new class A common stock and convertible preferred stock of the Company.

        2.    Shareholder’s Equity—The Company is authorized to issue 1,000 shares of $0.001 par value common stock. Officers of AECOM have acquired 200 shares in exchange for $200.

        3.    Basis of Consolidation—The consolidated balance sheet includes the accounts of the Company and the Company’s wholly-owned subsidiary. All intercompany accounts have been eliminated in consolidation.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The table below lists various expenses, other than underwriting discounts and commissions, we expect to incur in connection with the sale and distribution of the securities being registered hereby, including expenses incurred with the filing of our Registration Statement on Form S-4 in connection with the merger among AECOM Technology Corporation, AECOM Merger Subsidiary Corporation and AECOM Merger Corporation. All the expenses are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE listing fee.

Type	Amount
Securities and Exchange Commission Registration Fee	$65,159
NASD Filing Fee	23,500
NYSE Fee	*
Legal fees and expenses	*
Accounting fees and expenses	*
Printing and engraving expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*

Total	$ *

*	To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our Restated Certificate of Incorporation and Restated Bylaws provide for indemnification of our officers, directors, employees and agents to the extent and under the circumstances permitted under the Delaware General Corporation Law.

        The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the underwriters of us, our directors and officers, and by us of the underwriters, for some liabilities arising under the Securities Act, and affords some rights of contributions with respect thereto.

Item 15.    Recent Sales of Unregistered Securities.

        During fiscal 1999, we issued 3,133,924 shares and common stock units to our employees at an average price of $10.02 per share or unit. These shares and common stock units were issued pursuant to an exemption from registration under Rule 701 of the Securities Act of 1933, as amended (the “Securities Act”). Of this amount:

•	1,772,286 shares were issued under our qualified Stock Purchase Plan (“SIP”) at an average price of $11.20 per share;

•	111,829 shares were issued under our Senior Executive Equity Investment Program (“SEEIP”) at an average price of $10.06 per share;

•	535,998 common stock units were purchased under our Non-Qualified Stock Purchase Plan (“SPP”) at an average price of $11.24 per share; and

•	155,650 shares were purchased upon exercise of options at an average exercise price of $4.99 per share.

        The remainder of the shares and common stock units were match shares or units under our Employee Stock Ownership Plan (“ESOP”) and SPP that were contributed by us for the employees’ accounts.

        In fiscal 1999, we also issued 75,472 shares at a price of $10.60 per share in an acquisition with a U.S.-based firm. These shares were issued pursuant to an exemption from registration under Regulation D under the Securities Act. In addition, we granted 10-year options in respect of 478,900 shares at an average exercise price of $10.78 per share. Such options were granted pursuant to an exemption from registration under Rule 701 of the Securities Act.

        During fiscal 2000, we issued 2,743,228 shares and common stock units to our employees at an average price of $12.65 per share or unit. These shares and common stock units were issued pursuant to an exemption from registration under Rule 701 of the Securities Act. Of this amount:

•	967,430 shares were issued under the SIP at an average price of $12.51 per share;

•	426,467 shares were issued under the SEEIP at an average price of $12.37 per share;

•	584.963 common stock units were issued under the SPP at an average price of $12.45 per share; and

•	52,600 shares were issued upon exercise of options at an average exercise price of $5.47 per share.

        The remainder of the shares and common stock units were match shares or units under our ESOP and SPP that were contributed by us for the employees’ accounts.

        In fiscal 2000, we also issued 5,755,257 shares at an average price of $12.77 per share. These shares were issued to non-U.S. residents pursuant to an exemption from registration under Regulation S of the Securities Act. The predominant portion of these shares were issued in acquisitions with non-U.S. firms. In addition, we granted seven-year options in respect of 286,000 shares at an average exercise price of $12.61 per share. These options were granted pursuant to an exemption from registration under Rule 701 and Regulation S of the Securities Act.

        During fiscal 2001, we issued 2,318,033 shares and common stock units to our employees at an average price of $13.99 per share or unit. These shares and common stock units were issued pursuant to an exemption from registration under Rule 701 of the Securities Act. Of this amount:

•	1,044,125 shares were issued under the SIP at an average price of $14.72 per share;

•	125,392 shares were issued under the SEEIP at an average price of $12.76 per share;

•	484,328 common stock units were issued under the SPP at an average price of $15.66 per share; and

•	299,620 shares were issued upon exercise of options at an average exercise price of $4.64 per share.

        The remainder of the shares and common stock units were match shares or units under our ESOP and SPP that were contributed by us for the employees’ accounts.

        In fiscal 2001, we also issued 583,925 shares at an average price of $15.92 per share. These shares were issued to non-U.S. residents under an exemption from registration under Regulation S of the Securities Act. 298,797 of these shares were issued in acquisitions of non-U.S. firms at an average price of $16.22 per share, 118,770 shares were issued under our Global Stock Plan (“GSP”) at an average price of $16.67 per share and the majority of the remaining shares were match shares under our GSP that were contributed by us for the employees’ accounts. In addition, we issued 4,530 shares of our convertible preferred stock at an average price of $100.00 per share. Such shares were issued pursuant to an exemption from registration under Rule 701 of the Securities Act. We also granted seven-year options in respect of 540,000 shares at an average exercise price of $13.86 per share. These options were granted pursuant to an exemption from registration under Rule 701 and Regulation S of the Securities Act.

        During the first quarter of fiscal 2002, we issued 725,895 shares and common stock units at an average price of $14.74 per share or unit. These shares and common stock units were issued pursuant to an exemption from registration under Rule 701 of the Securities Act. Of this amount (i) 293,597 shares and common stock units were issued under the SIP and SPP at an average price of $16.72 per share and (ii) 171,600 shares were issued upon exercise of options at an average exercise price of $5.12 per share. The remainder of these shares and common stock units were match shares or units under our ESOP and SPP that were contributed by us for the employees’ accounts.

        In the first quarter of fiscal 2002, we also issued 1,209,846 shares at an average price of $16.77 per share. These shares were issued to non-U.S. residents under an exemption from registration under Regulation S of the Securities Act. 1,160,956 of these shares were issued in acquisitions of non-U.S. firms at an average price of $16.72 per share, 18,586 shares were issued under our GSP at an average price of $16.72 per share and the majority of the remaining shares were match shares under our GSP and a pension plan in Hong Kong that were contributed by us for the employees’ accounts. In addition, we issued 499 shares of our convertible preferred stock at an average price of $100.00 per share. These shares were issued pursuant to an exemption from registration under Rule 701 of the Securities Act. We also granted seven-year options in respect of 600,000 shares at an average exercise price of $16.72 per share. These options were granted pursuant to an exemption from registration under Rule 701 and Regulation S of the Securities Act. Finally, we issued 59,809 shares at a price of $16.72 per share in an acquisition of a U.S. firm. Such shares were issued pursuant to an exemption from registration under Regulation D of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibit Numbers	Description
*1.1	Form of Underwriting Agreement

3.1	Certificate of Incorporation (1)

3.2	Form of Amended and Restated Certificate of Incorporation, as it will be filed upon closing of this offering (1)

3.3	Restated Bylaws (1)

*4.1	Form of Stock Certificate for Class B Common Stock

4.2	Agreement regarding long-term debt instruments

*5.1	Opinion of O’Melveny & Myers LLP

*10.1	Amended and Restated Credit Agreement, among Registrant, Borrowers (as defined therein), and Bank of America N.A., as administrative agent

10.2	Private Shelf Agreement, dated July 6, 2001, between Registrant and The Prudential Insurance
Company of America and other Banks (as defined therein), for the issuance of up to $75 million in senior notes (1)

10.3	Office Lease, dated June 13, 2001, between Registrant and Shuwa Investments Corporation (1)

10.4	First Amendment to Office Lease, dated September 2001 (1)

10.5	Second Amendment to Office Lease, dated October 22, 2001 (1)

10.6	Amended and Restated Stock Incentive Plan for Non-Employee Directors (1)

10.7	Non-Qualified Stock Purchase Plan, restated as of April 7, 1999 (1)

10.8	Amended and Restated 2000 Stock Incentive Plan (1)

10.9	2002 Employee Stock Purchase Plan (1)

10.10	Amended and Restated Performance Unit Plan (1)

10.11	1992 Supplemental Executive Retirement Plan, restated as of November 20, 1997 (1)

10.12	First Amendment, effective July 1, 1998, to the 1992 Supplemental Executive Retirement Plan (1)

10.13	1996 Supplemental Executive Retirement Plan, restated as of November 20, 1997 (1)

10.14	First Amendment, effective July 1, 1998, to the 1996 Supplemental Executive Retirement Plan (1)
10.15	1996 Management Supplemental Executive Retirement Plan (1)

10.16	1998 Management Supplemental Executive Retirement Plan (1)

10.17	First Amendment, effective January 1, 2002, to the 1998 Management Supplemental Executive Retirement Plan (1)

10.18	1996 Excess Benefit Plan(1)

10.19	First Amendment, effective July 1, 1998, to the 1996 Excess Benefit Plan(1)

10.20	Consulting Agreement between Registrant and John W. Downer(1)

10.21	Employment Agreement between Registrant and Francis S.Y. Bong(1)

10.22	Employment Agreement between Registrant and David N. Odgers(1)

21.1	Subsidiaries of AECOM

*23.1	Consent of O’Melveny & Myers LLP (included as part of Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, Independent Auditors of Registrant

24.1	Power of Attorney (included on signature page of Registration Statement hereto)

*	To be filed by amendment

(1)	Incorporated by reference to Registration Statement on Form S-4, File No. 333-82516

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (a)  For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be a part of this registration statement as of the time it was declared effective;

          (b)  For the purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (c)  It will provide to the underwriters at the closing(s) specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California, on March 29, 2002.

AECOM TECHNOLOGY CORPORATION

/s/ RICHARD G. NEWMAN
By:
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard G. Newman, Grant G. McCullagh and Eric Chen, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully so or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities and on the date indicated.

Signature	Title	Date

/s/ RICHARD G. NEWMAN Richard G. Newman	Chairman of the Board and Chief Executive Officer	March 29, 2002

/s/ JOSEPH A. INCAUDO Joseph A. Incaudo	Executive Vice President and Chief Financial Officer	March 29, 2002

/s/ DENNIS W. TONS Dennis W. Tons	Vice President, Treasurer and Chief Accounting Officer	March 29, 2002

/s/ FRANCIS S.Y. BONG Francis S.Y. Bong	Director	March 29, 2002

/s/ H. FREDERICK CHRISTIE H. Frederick Christie	Director	March 29, 2002

/s/ JOHN W. DOWNER John W. Downer	Director	March 29, 2002
Signature	Title	Date

/s/ S. MALCOLM GILLIS S. Malcolm Gillis	Director	March 29, 2002

/s/ ROBERT J. LOWE ROBERT J. LOWE	Director	March 29, 2002

/s/ JOAN A. PAYDEN JOAN A. PAYDEN	Director	March 29, 2002

/s/ WILLIAM P. RUTLEDGE WILLIAM P. RUTLEDGE	Director	March 29, 2002

EXHIBIT INDEX

Exhibit Numbers	Description
*1.1	Form of Underwriting Agreement

3.1	Certificate of Incorporation (1)

3.2	Form of Amended and Restated Certificate of Incorporation, as it will be filed upon closing of this offering (1)

3.3	Restated Bylaws (1)

*4.1	Form of Stock Certificate for Class B Common Stock

4.2	Agreement regarding long-term debt instruments

*5.1	Opinion of O’Melveny & Myers LLP

*10.1	Amended and Restated Credit Agreement, among Registrant, Borrowers (as defined therein), and Bank of America N.A, as administrative agent

10.2	Private Shelf Agreement, dated July 6, 2001, between Registrant and The Prudential Insurance
Company of America and other Banks (as defined therein), for the issuance of up to $75 million in senior notes (1)

10.3	Office Lease, dated June 13, 2001, between Registrant and Shuwa Investments Corporation (1)

10.4	First Amendment to Office Lease, dated September 2001 (1)

10.5	Second Amendment to Office Lease, dated October 22, 2001 (1)

10.6	Amended and Restated Stock Incentive Plan for Non-Employee Directors (1)

10.7	Non-Qualified Stock Purchase Plan, restated as of April 7, 1999 (1)

10.8	Amended and Restated 2000 Stock Incentive Plan (1)

10.9	2002 Employee Stock Purchase Plan (1)

10.10	Amended and Restated Performance Unit Plan (1)

10.11	1992 Supplemental Executive Retirement Plan, restated as of November 20, 1997 (1)

10.12	First Amendment, effective July 1, 1998, to the 1992 Supplemental Executive Retirement Plan (1)

10.13	1996 Supplemental Executive Retirement Plan, restated as of November 20, 1997 (1)

10.14	First Amendment, effective July 1, 1998, to the 1996 Supplemental Executive Retirement Plan (1)

10.15	1996 Management Supplemental Executive Retirement Plan (1)

10.16	1998 Management Supplemental Executive Retirement Plan (1)

10.17	First Amendment, effective January 1, 2002, to the 1998 Management Supplemental Executive Retirement Plan (1)

10.18	1996 Excess Benefit Plan (1)

10.19	First Amendment, effective July 1, 1998, to the 1996 Excess Benefit Plan (1)

10.20	Consulting Agreement between Registrant and John W. Downer (1)

10.21	Employment Agreement between Registrant and Francis S.Y. Bong (1)

10.22	Employment Agreement between Registrant and David N. Odgers (1)

21.1	Subsidiaries of AECOM

*23.1	Consent of O’Melveny & Myers LLP (included as part of Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, Independent Auditors of Registrant

24.1	Power of Attorney (included on signature page of Registration Statement hereto)

*	To be filed by amendment
(1)	Incorporated by reference to Registration Statement on Form S-4, File No. 333-82516.